# PERFUMANIA
## HOLDINGS INC.

35 Sawgrass Drive, Suite 2
Bellport, NY 11713

# ANNUAL REPORT TO SHAREHOLDERS
# for Fiscal 2007

As you know, on August 8, 2008, we changed our name from E Com Ventures, Inc. to Perfumania Holdings, Inc. and, on August 11, we completed our acquisition of Model Reorg, Inc. Because of the relative sizes of the two companies, Model Reorg is treated as the acquiror for accounting purposes. Therefore, the pre-acquisition information shown for comparative purposes in our financial statements now reflects Model Reorg's historical results.

In order to provide our shareholders with a more complete picture of our performance during the last fiscal year, we have included in this annual report both:

- our Transition Report on Form 10-K, which contains financial information for Model Reorg for the period from November 1, 2007 to February 2, 2008, as well as for its fiscal years ending October 31, 2006 and 2007; and
- our Annual Report on Form 10-K for the fiscal year ended February 2, 2008, which contains financial information for E Com Ventures for its 2005, 2006, and 2007 fiscal years.

The Explanatory Note on page (i) of the following Transition Report describes the acquisition and the accounting treatment in more detail.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 10-K

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**OR**

☒ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from November 1, 2007 to February 2, 2008**
**Commission file number: 0-10714**

# PERFUMANIA HOLDINGS, INC.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Florida**<br>(State or other jurisdiction of *incorporation or organization*) | **65-0977964**<br>(I.R.S. Employer Identification No.) |
| **35 Sawgrass Drive, Suite 2**<br>**Bellport, New York**<br>(Address of principal executive offices) | **11713**<br>(Zip Code) |

**(631) 866-4100**
**Registrant's telephone number, including area code**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common Stock, $.01 par value** | **The Nasdaq Stock Market** |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

| | |
|---|---|
| Large Accelerated Filer ☐ | Accelerated Filer ☐ |
| Non-Accelerated Filer ☒ (Do not check if a smaller reporting company) | Smaller Reporting Company ☐ |

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $29.1 million as of August 2, 2007, based on a market price of $24.56 per share. For purposes of the foregoing computation, all executive officers, directors and 5% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such executive officers, directors or 5% beneficial owners are, in fact, affiliates of the registrant.

The number of shares outstanding of the registrant's common stock as of *October 20, 2008: 8,061,293 shares*

**Documents Incorporated By Reference**

Portions of the definitive proxy statement filed by the Registrant on July 25, 2008 are incorporated by reference into Parts I, II and III of this Transition Report and a portion of the preliminary proxy statement filed by the Registrant on March 12, 2008 is incorporated by reference into Part I of this Transition Report.

**Perfumania Holdings, Inc.**
**Transition Report on Form 10-K**
**For the transition period from November 1, 2007 to February 2, 2008**

## EXPLANATORY NOTE

This Transition Report is being filed pursuant to Securities and Exchange Commission ("SEC") Rule 13a-10(a) and (b) to cover the "transition period" between November 1, 2007 and February 2, 2008, in the following circumstances.

On August 11, 2008, Perfumania Holdings, Inc. (formerly, E Com Ventures, Inc.) (the "Registrant") completed its acquisition of Model Reorg, Inc. ("Model Reorg") when Model Reorg merged into the Registrant's wholly owned subsidiary, Model Reorg Acquisition LLC (the "Merger"). Under the terms of the Agreement and Plan of Merger dated as of December 21, 2007 and amended on July 8, 2008 by and among the Registrant, Model Reorg, the shareholders of Model Reorg and Model Reorg Acquisition LLC, the Registrant issued to the Model Reorg shareholders shares of the Registrant's common stock and warrants exercisable for the purchase of additional shares of the Registrant's common stock. The shares issued to the Model Reorg shareholders represent approximately 66% of the Registrant's outstanding shares following the Merger, and approximately 71% assuming exercise of all of the warrants.

For accounting purposes, the Merger is considered to be a "reverse acquisition," and Model Reorg is considered to be the acquiror. Accordingly, the historical financial condition and results of operations shown for comparative purposes in the Registrant's future periodic filings will reflect Model Reorg's historical financial condition and results of operations, and the Merger consideration will be allocated among the fair values of E Com Ventures' assets and liabilities. However, as previously reported in the Preliminary Proxy Statement and the Proxy Statement (defined below), the Registrant determined to continue, effective upon the Merger, using the same 52/53-week fiscal year ending on the Saturday closest to January 31 as the Registrant had used before the Merger. It will not use as its fiscal year the twelve months ending October 31, which was the fiscal year used for Model Reorg's historical financial statements. Accordingly, the Registrant's current fiscal year began on February 3, 2008 and will end on January 31, 2009.

Model Reorg's most recent audited annual financial statements (which are filed with this Transition Report) covered Model Reorg's fiscal year ended October 31, 2007. In order to ensure that no fiscal period is unaudited and no audited fiscal period is longer than twelve months, this Transition Report is being filed to cover the "transition period" between October 31, 2007 (the closing date of Model Reorg's most recent fiscal year) and February 2, 2008 (the next following date corresponding with the end of a fiscal year of E Com Ventures).

Certain nonfinancial information responsive to items of this Transition Report is incorporated herein by reference to either:

- the Registrant's Form 10-K for the fiscal year ended February 2, 2008 filed on June 6, 2008 (the "FY2007 Form 10-K")
- the Registrant's definitive proxy statement filed on July 25, 2008 (the "Proxy Statement")
- the Registrant's preliminary proxy statement filed on March 12, 2008 (the "Preliminary Proxy Statement") and
- the Registrant's Form 8-K filed on August 11, 2008 (the "Form 8-K")

Except as set forth in this Explanatory Note or as explicitly stated herein, the information herein speaks as of February 2, 2008 and has not been updated to reflect subsequent events or changed circumstances.

## TABLE OF CONTENTS

## PART I.

### ITEM 1. BUSINESS

The disclosure contained in Part I, Item 1 of the FY2007 10-K relating to the business of the Registrant during the transition period is incorporated herein by reference.

The business of Model Reorg during the transition period and the years ended October 31, 2007 and 2006 is described below.

### GENERAL

Model Reorg, Inc., a New York corporation, was incorporated in 1997. Model Reorg operates as a wholesaler, retailer and manufacturer of designer fragrances through wholly-owned subsidiaries that include Quality King Fragrance, Inc. ("Quality Fragrance Group"), Scents of Worth, Inc., Five Star Fragrance Company, Inc. ("Five Star"), and Jacavi LLC ("Jacavi"), a fragrance distributor that Model Reorg acquired in October 2007. The wholesale division primarily distributes nationally advertised designer fragrances to mass merchandisers, drug store chains, specialty outlets, distributors and the Registrant's subsidiary, Perfumania, Inc. ("Perfumania"). The retail division sells products in retail stores on a consignment basis. The manufacturing division owns and licenses designer fragrance brands and contracts to third parties the manufacture of owned and licensed brands.

Information for each of the three industry segments in which Model Reorg operates (wholesale distribution, retail and manufacturing) is provided in Note 15 to Model Reorg's Consolidated Financial Statements for February 2, 2008, October 31, 2007 and October 31, 2006. Each of the segments has its own assets, liabilities, revenues, and operating expenses. All intersegment balances and transactions are eliminated in consolidation.

In recent years Model Reorg has purchased an increasing portion of its product directly from manufacturers rather than from distributors. This has increased product offerings and opened up more sales channels because of competitive pricing and because certain retailers deal only with companies that purchase product direct from the manufacturer.

#### *Wholesale Business*

The wholesale division, which operates through Quality Fragrance Group, distributes designer fragrances to mass market retailers, drug and other chain stores, retail wholesale clubs, traditional wholesalers, and other distributors throughout the United States. It buys designer fragrances principally from the brand owner /manufacturer. Quality Fragrance Group strives to increase its selection of brands, sizes and price points in order to be a one stop shop for its customers. Its scope was expanded with the acquisitions of Northern Group, Inc. ("Northern") in 2004 and Jacavi in 2007, which provided new relationships with manufacturers of several major fragrance brands.

Quality Fragrance Group's sales are principally to retailers such as Wal-Mart, Walgreens, Kohl's, Sears, Marshalls, JCPenney, Target, TJ Maxx, and E Com's subsidiary, Perfumania. Quality Fragrance Group also operates a direct sales department that services over 10,000 pharmacies and specialty stores, such as AmerisourceBergen and Cardinal Health, throughout the United States.

Mass market retail sales were approximately 32%, 40% and 42% of Model Reorg's total sales in the transition period and years ended October 31, 2007 and 2006, respectively, while wholesale sales were approximately 35% in all periods. Approximately 16%, 20% and 17% of Quality Fragrance Group's net revenues in the transition period and years ended October 31, 2007 and 2006, respectively, were derived from sales to other Model Reorg subsidiaries, and approximately 14%, 7% and 9%, respectively, from sales to Perfumania. One Quality Fragrance Group customer, Wal-Mart, accounted for approximately 16% of Model Reorg's total unaffiliated revenues in fiscal 2007. Quality Fragrance Group provides extended payment terms to Perfumania, which has had a material impact on Model Reorg's working capital. Inventory practices do not significantly affect working capital, and Quality Fragrance Group invests working capital in inventory on an opportunistic basis to meet anticipated customer needs or to capture advantageous prices.

### *Retail Business*

Scents of Worth has operated Model Reorg's retail business since 1997. It is the largest national designer fragrance consignment program, with contractual relationships to sell products on a consignment basis in approximately 3,000 stores, including nearly 1,400 Kmart locations, nationwide. Its other retail customers include Burlington Coat Factory, Filene's Basement, Loehmann's, Fred Meyer, Daffy's and Duane Reade. Scents of Worth was designated a critical vendor to Kmart following Kmart's reorganization in 2003. Scents of Worth determines the pricing and the products displayed in each of its retail consignment locations and pays a percentage of the sales proceeds to the retailer for its profit and overhead applicable to these sales. Overhead includes sales associate payroll and benefits, rental of fragrance space and, in some instances, an inventory shrink allowance. Consignment fees vary depending in part on whether Scents of Worth or the retailer absorbs inventory shrinkage. Scents of Worth's total sales represented approximately 26%, 23% and 22% of Model Reorg's total sales for the transition period and years ended October 31, 2007 and 2006, respectively.

### *Manufacturing Business*

The manufacturing division is operated by Five Star, which owns and licenses designer and other fragrance brands, paying royalties to the licensors based on a percentage of sales. Certain licenses contain minimum royalty provisions. Five Star manufactures, on behalf of Perfumania, Perfumania's Jerome Privee product line, which includes bath and body products and scented candles. Five Star's manufacturing is sub-contracted out to third party manufacturers. Its owned and licensed brands are sold principally through Model Reorg's wholesale and retail divisions. Approximately 72%, 68% and 66% of Five Star's transition period and years ended October 31, 2007 and 2006 revenues, respectively, were derived from sales to other Model Reorg subsidiaries, and approximately 27%, 29% and 30%, respectively, were derived from sales to Perfumania. The majority of the unrelated party sales are to international customers. The rising cost of oil in recent years has had a direct impact on the cost of raw materials, as oil is used in the production of the plastic packaging materials Five Star purchases. In reaction to this, Five Star has increased its sourcing of components from the Far East in order to keep the cost of goods as low as possible.

### *Seasonality and Quarterly Results*

Model Reorg's business is highly seasonal, with the most significant activity occurring from September through December each year. Quality Fragrance Group's sales to retailers are stronger during the months of September through November, since retailers need to receive merchandise well before the holiday season begins, with 35% of its total revenues being generated during these three months. Scents of Worth's revenues are the greatest in December, with approximately 25% of its revenues being generated this month, as is typical for a retail operation. Historically, Model Reorg has typically generated income from operations during all 12 months of the fiscal year. However, depending on outstanding debt levels, interest on debt financing may exceed income from operations in a particular month. This may happen in one of the lower revenue months for Model Reorg, such as February.

### *Strategy*

Model Reorg's business strategy is to use its experience in the fragrance industry, knowledge of the fragrance market, and business relationships to procure products on favorable terms, enabling it to distribute its products to customers or its consignment retail locations at competitive prices. In addition, Model Reorg supplements its offerings with owned or licensed prestige designer fragrances brands. It seeks to increase the portfolio of brands for both wholesale distribution and retail sale by presenting a diverse sales opportunity for a designer's brand, thereby enhancing its purchasing opportunities.

Model Reorg emphasizes future growth by broadening its product offering to wholesale customers while also growing the Scents of Worth retail consignment business. It also expects to take advantage of opportunities for the Five Star manufacturing business to license or purchase mature designer brands that do not require significant additional expenditure to create retail market demand.

***Suppliers***

In recent years, Model Reorg has purchased approximately 70% of its fragrances directly from brand owners / manufacturers and 30% from distributors. Its suppliers include most of the dozen largest fragrance manufacturers in the United States. The distributors represent, for the most part, long-standing relationships and many are also customers of Model Reorg. Model Reorg maintains a regular dialogue with all designer fragrance brand manufacturers directed toward broadening its product offering to both wholesale and consignment retail customers. Model Reorg believes that having both wholesale and retail customers is desirable to most designer fragrance brand manufacturers and enhances its opportunities to further expand these relationships. In addition, Model Reorg's success in obtaining product at favorable prices has been enhanced by its ability to commit significant capital quickly to any single purchase and purchase in bulk quantities or, in the right circumstances, to prepay vendors for products purchased in exchange for a substantial discount. In addition, to take advantage of market opportunities Model Reorg often purchases products in excess of anticipated short term demand, which it holds in inventory for a longer-than-average time.

***Marketing and Sales***

Model Reorg's marketing activities largely involve advertising in trade publications that focus on the proprietary brands. Quality Fragrance Group and Scents of Worth work with retailers to develop in store promotions employing signage, displays or unique packaging to merchandise and promote products. Both companies also work with retailers to develop ad campaigns for specific events as required by the retailers, e.g., mailers, inserts and national print advertising.

Sales representatives maintain regular dialogue with customers to generate selling opportunities and to assist them in finding scarce products at low prices. All sales personnel have access to current inventory information that is generally updated with each order, allowing immediate order confirmation to customers and ensuring that ordered products are in stock for prompt shipment. Model Reorg's proprietary management information system affords customers access to current information on price and product availability to enable them to better plan inventory investments. Customers may elect to receive this information in a variety of electronic formats that are updated daily, and can transmit orders electronically directly to Model Reorg's data processing system. The reports generated for customers by the management information system also provide information on manufacturers' special price offerings and promotional programs to demonstrate the savings that can be generated so that customers can validate the value of purchasing from Model Reorg compared to other sources. Model Reorg believes that this gives its salespeople a competitive advantage in customer interactions.

***Intellectual Property Rights***

Model Reorg's portfolio of fragrance brands is of great importance to its business. Five Star owns the Lutece, Norell, Pavlova, Realm, Raffinee and Royal Secret brands, among others. It licenses designer and other fragrance brands, such as Bijan, Gale Hayman, Michael Jordan, Pierre Cardin, Royal Copenhagen, and Vicky Tiel, often acquiring exclusive worldwide distribution rights. Some of these licenses are renewable on a year-to-year basis, while the rest have terms that typically run from two to five years.

Model Reorg primarily relies on trademark law to protect its intellectual property rights. In addition to using registered trademarks covering licensed brands, Model Reorg has a proprietary portfolio of more than 40 U.S. registered trademarks and applications and more than 150 foreign registered trademarks and applications. All of the brands listed in the preceding paragraph are registered trademarks that are owned by Model Reorg or its licensors. U.S. trademark rights are generally renewable for as long as the mark is used. Model Reorg occasionally registers the copyright to packaging materials, and it also relies on trade secret and other contractual restrictions. From time to time, Model Reorg brings litigation against those who, in its opinion, infringe its proprietary rights, but there can be no assurance that either such efforts, or any contractual restrictions used, will be adequate or effective. Also, owners of other brands may, from time to time, allege that Model Reorg has violated their intellectual property rights, which may lead to litigation and material legal expense.

### *Competition*

Competition varies among the markets in which Model Reorg competes. In selling to retailers, Model Reorg competes with a wide range of chains and large and small stores, as well as manufacturers, including some of Model Reorg's suppliers. In the wholesale business, Model Reorg competes with many distributors, of which Elizabeth Arden is the largest. Generally, the basis of competition is brand recognition, quality and price. Model Reorg believes that the most important reasons for its competitive success include its established relationships with manufacturers and large customers, popular recognition of its proprietary and licensed brands, and its efficient, low-cost sourcing strategy and ability to deliver products to consumers at competitive prices. Some of its competitors may enjoy competitive advantages, including greater financial resources that can be devoted to competitive activities, such as sales and marketing, brand development and strategic acquisitions.

### *Employees*

At February 2, 2008, Model Reorg had 331 employees, of which 263 were involved in warehousing, 40 in marketing, sales and operations, and 22 in finance and administration. Substantially all the warehouse employees are represented by a union. Model Reorg has never experienced a work stoppage, strike or other interruption in business as a result of a labor dispute.

## ITEM 1A. RISK FACTORS

The disclosure contained in Part I, Item 1A of the FY2007 10-K relating to the risk factors applicable to the Registrant during the transition period is incorporated herein by reference.

The disclosure contained in the section of the Proxy Statement entitled "Risk Factors" relating to the risk factors applicable to Model Reorg is incorporated herein by reference.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

## ITEM 2. PROPERTIES

The disclosure contained in Part I, Item 2 of the FY2007 10-K relating to the properties of the Registrant during the transition period is incorporated herein by reference.

Model Reorg's principal executive offices are located at 35 Sawgrass Drive, Suite 2, Bellport, New York 11713, and its telephone number is (631) 866-4100. Model Reorg subleases 280,000 square feet of this new, 560,000 square foot facility from a related party, Quality King Distributors, Inc. ("Quality King"), and began using this space in December 2007.

## ITEM 3. LEGAL PROCEEDINGS

The disclosure contained in Part I, Item 3 of the FY2007 10-K relating to legal proceedings of the Registrant during the transition period is incorporated herein by reference.

The disclosure contained in the subsection entitled "Information about Model Reorg – Business of Model Reorg – Legal Proceedings" of the Preliminary Proxy Statement relating to legal proceedings of Model Reorg during the transition period is incorporated herein by reference.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The disclosure contained in Part I, Item 4 of the FY2007 10-K relating to votes of security holders of the Registrant during the transition period is incorporated herein by reference.

On December 21, 2007, the shareholders of Model Reorg, acting by written consent, unanimously approved the Agreement and Plan of Merger by and among the Registrant, Model Reorg, the shareholders of Model Reorg and Model Reorg Acquisition LLC, providing for the Merger.

## PART II.

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The disclosure responsive to this Item contained in Part II, Item 5 of the FY2007 10-K relating to the Registrant during the transition period is incorporated herein by reference.

The information required by this Item is not applicable to Model Reorg, which was not a publicly traded company during the transition period and neither acquired nor issued any equity securities during the transition period.

## ITEM 6. SELECTED FINANCIAL DATA

The selected financial data of the Registrant contained in Part II, Item 6 of the FY2007 10-K are incorporated herein by reference.

The selected financial data of Model Reorg presented below is derived from the audited Consolidated Financial Statements of Model Reorg, except the data for the thirteen weeks ended February 3, 2007, which is unaudited. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Model Reorg contained in Item 7 of this Transition Report and in the section of the Proxy Statement titled "Information about Model Reorg – Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as Model Reorg's Consolidated Financial Statements and related Notes included in Item 8 of this Transition Report.

| | Thirteen weeks Ended | | Fiscal Year Ended October 31 | | | |
|---|---|---|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | 2007 | 2006 | 2005 | 2004 |
| | | (unaudited) | | | | |
| | *(in thousands)* | | *(in thousands)* | | | |
| Statement of Income Data: | | | | | | |
| Net sales, Quality Fragrance Group | $ 83,481 | $ 73,002 | $245,493 | $257,826 | $244,128 | $169,831 |
| Net sales, Scents of Worth | 30,363 | 30,465 | 76,369 | 73,990 | 68,971 | 69,329 |
| Net sales, Five Star | 1,625 | 1,017 | 5,850 | 6,545 | 3,808 | 4,041 |
| Total net sales | 115,469 | 104,484 | 327,712 | 338,361 | 316,907 | 243,201 |
| Gross profit, Quality Fragrance Group | 21,169 | 15,531 | 57,584 | 59,886 | 51,292 | 36,888 |
| Gross profit, Scents of Worth | 11,758 | 11,529 | 30,040 | 29,945 | 27,941 | 28,838 |
| Gross profit, Five Star | 730 | 538 | 2,885 | 3,206 | 2,227 | 2,174 |
| Total gross profit | 33,657 | 27,598 | 90,509 | 93,037 | 81,460 | 67,900 |
| Selling, warehouse, delivery and administrative expenses | 19,622 | 17,407 | 60,113 | 57,548 | 54,689 | 43,908 |
| Depreciation and amortization | 340 | 415 | 1,411 | 1,721 | 2,469 | 2,346 |
| (Recovery) provision on vendor advances | — | — | (2,367) | 2,367 | — | — |
| Total operating expenses | 19,962 | 17,822 | 59,157 | 61,636 | 57,158 | 46,254 |
| Income from operations | 13,695 | 9,776 | 31,352 | 31,401 | 24,302 | 21,646 |
| Interest expense | 3,201 | 3,486 | 12,749 | 14,506 | 11,179 | 5,509 |
| Income before income taxes | 10,494 | 6,290 | 18,603 | 16,895 | 13,123 | 16,137 |
| Income taxes | 4,387 | 2,515 | 7,353 | 6,854 | 5,121 | 5,879 |
| Net income | $ 6,107 | $ 3,775 | $ 11,250 | $ 10,041 | $ 8,002 | $ 10,258 |

| | As of February 2 | As of October 31 | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | | *($ in thousands)* | | | |
| Balance Sheet Data: | | | | | |
| Working capital | $ 225,502 | $267,174 | $238,922 | $266,244 | $233,053 |
| Total assets | 299,373 | 344,988 | 306,844 | 318,931 | 311,388 |
| Long-term debt, excluding current portion | 167,603 | 215,227 | 197,521 | 231,995 | 204,759 |
| Total shareholders' equity | 90,718 | 84,611 | 61,635 | 51,595 | 43,591 |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The disclosure contained in Part II, Item 7 of the FY2007 10-K, to the extent relating to the financial condition and results of operations of the Registrant during the transition period and the corresponding period of the prior fiscal year, is incorporated herein by reference.

The following information describes the financial condition and results of operations of Model Reorg during the transition period and the corresponding period of the prior fiscal year (the first quarter of Model Reorg's fiscal 2007). Certain unaudited financial information with respect to the prior year period is provided in Note 16 to the Consolidated Financial Statements included in Item 8.

### *General*

In October 2007, Model Reorg acquired by merger all of the equity of Jacavi in exchange for the issuance of 10.9 shares of Model Reorg common stock (11.25% of the outstanding shares after the transaction), valued at approximately $10.8 million, to the former shareholders of Jacavi. The acquisition was accounted for as a purchase and the results of operations of Jacavi for the month of October 2007 are consolidated with Quality Fragrance Group and are reflected in Model Reorg's financial statements for the year ended October 31, 2007. The impact on overall results was immaterial.

Model Reorg continues to expand its manufacturer vendor relationships, which is expected to increase revenues by improving product mix for existing customers as well as attracting new customers. Model Reorg has implemented cost saving measures by sourcing components for the manufacturing process from overseas vendors and decreasing the use of outside consultants. It has realized synergies from the consolidation of Northern's and Jacavi's operations into Five Star and Quality Fragrance Group.

Model Reorg's revenues for the transition period increased by 11% compared with the same period in fiscal 2007. The increase in sales for the transition period included an increase in sales to Perfumania of $7.3 million and an increase in sales to another major customer of $5.1 million as a result of additional manufacturer relationships, an increase in new product offerings and new product launches by Five Star.

The following table sets forth selected items from Model Reorg's consolidated statements of income expressed as a percentage of total net sales for the periods indicated:

| | Thirteen weeks Ended | | Fiscal year Ended October 31, | |
|---|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | 2007 | 2006 |
| Total net sales | 100.0% | 100.0% | 100.0% | 100.0% |
| Total gross profit | 29.2 | 26.4 | 27.6 | 27.5 |
| Selling, warehouse, delivery and administrative expenses | 17.0 | 16.7 | 18.4 | 17.0 |
| Depreciation and amortization | 0.3 | 0.4 | 0.4 | 0.5 |
| (Recovery) provision on vendor advances | — | — | (0.7) | 0.7 |
| Total operating expenses | 17.3 | 17.1 | 18.1 | 18.2 |
| Income from operations | 11.9 | 9.3 | 9.5 | 9.3 |
| Interest expense | 2.8 | 3.3 | 3.9 | 4.3 |
| Income before income taxes | 9.1 | 6.0 | 5.6 | 5.0 |
| Income taxes | 3.8 | 2.4 | 2.2 | 2.0 |
| Net income | 5.3% | 3.6% | 3.4% | 3.0% |

***Critical Accounting Policies and Estimates***

Model Reorg's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Preparation of these statements requires management to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, management evaluates its estimates, including those related to bad debts, inventories, asset impairments, sales returns and allowances, and other contingent asset and liabilities. As such, some accounting policies have a significant impact on amounts reported in these financial statements. The judgments and estimates can significantly affect financial results. Materially different amounts would be reported under different conditions or by using different assumptions. Model Reorg considers an accounting policy to be critical if it is both important to the portrayal of Model Reorg's financial condition and results of operations, and requires significant judgment and estimates by management in its application. Model Reorg has identified certain critical accounting policies that affect the significant estimates and judgments used in the preparation of its financial statements.

*Revenue Recognition*

Sales are recognized when title passes, which occurs either upon shipment of products, delivery to the customer or sale to the ultimate customers from consignment inventories. Allowances for estimated returns, rebate incentives and pricing adjustments are provided when sales are recognized and are recorded as either a reduction of sales or as selling expenses. Accruals and allowances are estimated based on available information from third party data.

*Allowance for Doubtful Accounts*

Each Model Reorg subsidiary maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make the required payments. Management reviews its receivables on a daily basis and monitors its receivable balances to ensure they are within the credit limits assigned to customers. Quality Fragrance Group insures its unrelated party receivables under a credit insurance policy. Management works very closely with the insurance company to ensure that all customers' credit is assigned within the guidelines of the policy limiting maximum annual loss exposure to the policy deductible. The policy is subject to a $150,000 annual deductible. There are certain customers that are specifically insured and are assigned an insurable credit limit. All other accounts are insured up to 1.5 times their highest trailing 12 month credit, not to exceed $700,000. Management reviews receivables to ensure they are collectible. If any accounts are deemed uncollectible, they are fully reserved. During the transition period, uncollectible accounts totaled less than $100,000.

*Inventory and Reserves*

Inventories are valued at the lower of cost or market with cost being determined using the weighted average cost method, which approximates first-in, first-out (FIFO). The cost of inventory includes product costs only. Model Reorg reviews its inventory on a regular basis for excess or potentially slow moving inventory based on prior sales, forecasted demands, historical experience and the identification of obsolete or damaged merchandise. It records adjustments to the carrying value of inventory to the lower of cost or market in accordance with management's assessment. If there are material changes to these estimates, additional write-offs could be necessary. Inventory shrinkage is estimated and reserved for at the end of each accounting period by reviewing past adjustments for inventory shrinkage as a percentage of total inventory. Inventory reserves as a percentage of total inventory for the transition period represented less than 1.5% of total inventory, which is an increase of approximately 0.1% from fiscal 2007. This is a result of more detailed reviews of inventory obsolescence, increased cycle counts, and better management of inventory purchases. If reserves are not accounted for properly, inventories and cost of goods sold could be understated or overstated.

*Impairment of Long-Lived Assets*

When events or changes in circumstances indicate that the carrying values of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to the projected future cash flows in addition to other quantitative and qualitative analysis. Inherent in this process is significant management judgment as to the projected cash flows and fair value of the assets and liabilities. Upon indication that the carrying value of such assets may not be recoverable, management will recognize an impairment loss as a charge against current operations. Factors that could trigger an impairment review include a significant underperformance relative to expected historical or projected future operating results or a negative industry or economic trend. Intangibles related to brand acquisitions are tested annually for impairment. The projected income from operations by brand over the next ten years have indicated that there is no impairment adjustment necessary. If any of these brands are either sold or discontinued prior to the intangible being fully amortized, it would require the write-off of the net book value of the intangible to the statement of income.

*Goodwill*

Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets" specifies that management must test goodwill for impairment whenever changes in circumstances suggest that the carrying amount may not be recoverable, but at least annually. There is a two step process for impairment testing of goodwill. The first step compares the fair value of the reporting unit with its carrying amount including goodwill. The second step, if necessary, measures the amount of the impairment. As of February 2, 2008, Model Reorg's balance sheet reflects two goodwill assets, one from the acquisition of Northern in October 2004 and the other from the acquisition of Jacavi in October 2007. Based on management's impairment review, there was no impairment identified in the recorded goodwill.

*Sales Returns and Allowance*

Quality Fragrance Group sells seasonal merchandise to specific mass market retailers on a guaranteed sales basis. Management estimates the potential returns liability for these sales and records a returns accrual as the sales are being made. Once management believes that all returns have been processed, any remaining accrual balance will be adjusted to the financials in the current period as a change resulting from the change in management's estimate. The sales returns and allowance reserves requires management to make significant estimates and judgments regarding the sell through of merchandise. These estimates are done by evaluating returns history and sales of similar products sold to the retailers during the prior year. If the potential returns are not accounted for in the period of the original sale, the sales may be overstated or understated in the period of reporting.

Many mass market retailers are given allowances for co-op advertising, markdowns, defective merchandise, new store opening and freight. Model Reorg requires all allowances to be documented for the period to which they relate and the basis of calculation, including proof of performance. When authorizing allowances, the profitability of each customer is reviewed to ensure that the allowance will not affect net profitability below approved guidelines. If promotional allowances are not accounted for in the proper period, this could cause a misstatement of sales and selling expenses between accounting periods.

***Thirteen Weeks Ended February 2, 2008 Compared to Thirteen Weeks Ended February 3, 2007***

*Revenues*

| | For the Thirteen Weeks Ended ($ in thousands) | | | | |
|---|---|---|---|---|---|
| | February 2, 2008 | Percentage of Revenue | February 3, 2007 | Percentage of Revenue | Percentage Increase (Decrease) |
| Quality Fragrance Group | $ 83,481 | 72.3% | $ 73,002 | 69.9% | 14.4% |
| Scents of Worth | 30,363 | 26.3% | 30,465 | 29.1% | (0.3)% |
| Five Star | 1,625 | 1.4% | 1,017 | 1.0% | 59.8% |
| Total revenues | $ 115,469 | 100.0% | $ 104,484 | 100.0% | 10.5% |

Included in net revenues are related party sales to Perfumania of $13.3 million and $6.0 million for the transition period and the thirteen weeks ended February 3, 2007, respectively, or 11.5% and 5.7% of total revenues, an increase of $7.3 million or 121.6%. The increase in sales to Perfumania, as well as an increase in sales to another major customer, accounted for the increase in revenues for Model Reorg for the transition period as compared to the same period in the prior year. This was the result of additional manufacturer relationships established in the transition period, an increase in product offerings with existing manufacturers and new product launches by Five Star.

*Direct Cost of Goods Sold*

Direct cost of goods sold includes the cost of merchandise, inventory reserve adjustments and freight in charges. Individual components of cost of goods sold were consistent between the transition period and the thirteen weeks ended February 3, 2007.

| | For the Thirteen Weeks Ended ($ in thousands) | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | Percentage Increase (Decrease) |
| Quality Fragrance Group | $ 62,312 | $ 57,471 | 8.4% |
| Scents of Worth | 18,605 | 18,936 | (1.7)% |
| Five Star | 895 | 479 | 86.8% |
| Total cost of goods sold | $ 81,812 | $ 76,886 | 6.4% |

*Gross Profit*

| | For the Thirteen Weeks Ended ($ in thousands) | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | Percentage Increase |
| Quality Fragrance Group | $ 21,169 | $ 15,531 | 36.3% |
| Scents of Worth | 11,758 | 11,529 | 2.0% |
| Five Star | 730 | 538 | 35.7% |
| Total gross profit | $ 33,657 | $ 27,598 | 22.0% |

The change in total gross profit dollars for the transition period as compared to the same period in the prior year was primarily attributable to the increase in Model Reorg sales.

*Gross Profit Percentages*

| | For the Thirteen Weeks Ended | |
|---|---|---|
| | February 2, 2008 | February 3, 2007 |
| Quality Fragrance Group | 25.4% | 21.3% |
| Scents of Worth | 38.7% | 37.8% |
| Five Star | 44.9% | 52.9% |
| Gross profit percentage | 29.1% | 26.4% |

Gross profit percentages for Model Reorg increased during the transition period as compared to the same period in the prior year. The increase relates to an increase in sales at higher margins due to changes in product mix. A change in the mix of products sold to Perfumania increased gross profit on such sales to 14.0%, compared with (1.8%) in the corresponding period of the prior year.

*Operating Expenses*

| | For the Thirteen Weeks Ended ($ in thousands) | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | Percentage Increase (Decrease) |
| Selling, warehouse, delivery and administrative | $ 19,622 | $ 17,407 | 12.7% |
| Depreciation and amortization | 340 | 415 | (18.1)% |
| Total operating expense | $ 19,962 | $ 17,822 | 12.0% |
| Income from operations | $ 13,695 | $ 9,776 | 40.1% |

The increase in selling, warehouse, delivery and administrative expenses for the thirteen weeks ended February 2, 2008 relates to the expenses that are relative to the sales increase for Quality Fragrance Group and Five Star, such as sales commissions, shipping supplies, advertising and sales promotion. Also during the thirteen weeks ended February 2, 2008, additional costs were incurred to consolidate and relocate the fragrance warehouse into the Bellport facility.

Included in operating expenses are allocated operating expenses under the Quality King services arrangements. These allocated expenses amounted to $1.0 million or 5.0% of total operating expenses during the transition period as compared to $1.0 million or 5.8% of total operating expenses for the thirteen weeks ended February 3, 2007.

*Interest Expense*

| | For the Thirteen Weeks Ended ($ in thousands) | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | Percentage Decrease |
| Interest expense | $ 3,201 | $ 3,486 | 8.2% |

The decrease in interest expense relates to the decrease in the interest rates on the revolving line of credit and the intercompany payable to Quality King of approximately 1.1% during the transition period as compared to the same period in the prior year.

*Income Tax Provision*

| | For the Thirteen Weeks Ended ($ in thousands) | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | Percentage Increase |
| Income taxes | $ 4,387 | $ 2,515 | 74.4% |

The increase in income taxes is principally the result of the increase in income before taxes of $4.2 million for the transition period as compared to the thirteen weeks ended February 3, 2007. In addition, income taxes during the transition period includes additional taxes paid for state income tax audits.

The descriptions of Model Reorg's results of operations for the year ended October 31, 2007 compared with the year ended October 31, 2006 and for the year ended October 31, 2006 compared with the year ended October 31, 2005 are included in the section of the Proxy Statement titled "Information about Model Reorg – Management's Discussion and Analysis of Financial Condition and Results of Operations" and are incorporated herein by reference.

***Liquidity and Capital Resources***

During the transition period, Model Reorg's principal capital requirement for operating purposes was to fund extended terms on related party receivables from Perfumania and the paydown of the revolving credit borrowing and the affiliated note payable. During the first quarter of fiscal 2007, Model Reorg's principal capital requirement for operating purposes was to fund the paydown of accounts payable, the revolving credit borrowing and the affiliated note payable. For both periods, this was accomplished primarily through reductions in inventory and collections of unaffiliated receivables.

A summary of Model Reorg's cash flows for the transition period and the first quarter of fiscal 2007 are as follows (in thousands):

| | For the Thirteen Weeks Ended | | Year Ended October 31 | |
|---|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | 2007 | 2006 |
| **Summary Cash Flow Information:** | | | | |
| Cash provided by (used in) operating activities | $ 51,624 | $ 47,380 | $(12,307) | $ 39,234 |
| Cash used in investing activities | (495) | (381) | (2,115) | (4,610) |
| Cash (used in) provided by financing activities | (47,622) | (48,060) | 14,673 | (34,408) |
| Increase (decrease) in cash | 3,507 | (1,061) | 251 | 216 |
| Cash at beginning of period | 2,988 | 2,737 | 2,737 | 2,521 |
| Cash at end of period | $ 6,495 | $ 1,676 | $ 2,988 | $ 2,737 |

Model Reorg, along with Quality King is part of a $500 million revolving line of credit with a syndicate of lenders which expires on April, 30, 2010. As of February 2, 2008, $105.3 million was outstanding for Model Reorg. The Credit Agreement provides for borrowing based on eligible accounts receivable and inventories and is secured by Model Reorg's accounts receivable and inventories. The agreement provides the lenders with certain rights available to a secured lender. The interest rate applicable to borrowings under the Credit Agreement is based on the monthly blended borrowing rates, which are based on, at Quality King's option, the LIBOR rate or the prime rate, plus an applicable spread based on availability. At February 2, 2008, substantially all of the revolving credit borrowings were at LIBOR, the effective rate of which approximated 5.8%. The borrowings under the Credit Agreement are classified as long term based on the expiration date of the facility.

Model Reorg has a note payable to Quality King which is classified as long-term since Quality King will not require payment of the loan within one year. This note supplements Model Reorg's borrowings under the Credit Facility. Model Reorg is charged interest by Quality King based on the monthly blended borrowing rates, which are based on the LIBOR and prime rates, plus a spread based on excess availability. Interest rates on the note for the transition period and year ended October 31, 2007 averaged 5.6% and 7.6%, respectively. Interest expense charged to operations relating to the note payable was $1,046 for the transition period and $4,571 for year ended October 31, 2007.

Both the line of credit and the note payable to Quality King were refinanced on August 11, 2008 in connection with the Merger, as described in the portions of Item 1.01 of the Form 8-K titled "Senior Credit Facility" and "Promissory Notes," which portions are incorporated herein by reference.

In the transition period, net cash provided by operating activities was approximately $51.6 million and was a result of a decrease in accounts receivable and inventory after the holiday season. Net cash used in investing activities in the transition period was approximately $0.5 million. Investing activities generally represent deposits made for property, plant and equipment for the relocation to the Bellport warehouse. Net cash used in financing activities in the transition period of $47.6 million principally relates to the decrease in the revolving credit borrowings and pay down of affiliated note payable from the funds provided by operating activities.

For the thirteen weeks ended February 3, 2007, net cash provided by operating activities was approximately $47.4 million, resulting from a decrease in accounts receivable and inventory after the holiday season. Net cash used in investing activities this same period was approximately $.4 million. These were primarily purchases of property, plant and equipment for the relocation to the Bellport warehouse and capitalized Merger-related expenses. Net cash used in financing activities of $48.1 million principally relates to the decrease in the revolving credit borrowings and pay down of affiliated note payable from the funds provided by operating activities.

In fiscal 2007, net cash used in operating activities was approximately $12.3 million, compared to $39.2 million provided by operating activities in fiscal 2006. The variance of approximately $51.5 million between the two years principally resulted from increases of $7.5 million in accounts receivable relating to the timing of sales, $12.6 million in extended receivable terms to Perfumania, and $18.8 million in inventory purchases resulting from additional manufacturer relationships and product availability, as well as an increase in the payments on accounts payable of $12.0 million related to the increase in inventory purchases and the terms on the purchases from manufacturers. Model Reorg funded these increased uses of cash in operating activities through increased borrowings under its revolving credit facility and from Quality King, as a result of which cash provided by financing activities increased approximately $49.1 million in fiscal 2007 as compared to fiscal 2006. Net cash used in investing activities in fiscal 2007 was approximately $2.1 million. Investing activities generally represent deposits made for property, plant and equipment for the relocation to the Bellport facility and capitalized transaction costs.

### *Contractual Obligations*

Following is a summary of Model Reorg's contractual obligations as of February 2, 2008.

| | Payments due by period ($ in thousands) | | | | |
|---|---|---|---|---|---|
| Contractual Obligations(1) | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Revolving line of credit(2) | $105,320 | $ — | $105,320 | $ — | $ — |
| Operating Lease obligations | 63,702 | 3,127 | 6,117 | 7,787 | 46,671 |
| Minimum royalty obligations | 5,160 | 2,085 | 2,375 | 700 | — |
| Other | 793 | 210 | 370 | 213 | — |
| Total | $174,975 | $ 5,422 | $114,182 | $8,700 | $ 46,671 |

(1) Affiliated borrowings from Quality King in the amount of $61.7 million at February 2, 2008 are not included in this schedule as there are no specified repayment terms on these borrowings.

(2) This balance represents principal only as the interest rate is variable and accrues on outstanding balances, which vary significantly throughout the year.

### *Off-Balance Sheet Arrangements*

Model Reorg had no off-balance sheet arrangements, as defined in Item 303(a)(4) of SEC Regulation S-K, during the transition period.

### *Recent Accounting Standards*

In December 2007, the FASB issued SFAS No, 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquiree. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are in the process of evaluating the effect the adoption of SFAS 141(R) will have on our results of operations, financial position and cash flows.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The disclosure contained in Part II, Item 7A of the FY2007 10-K, to the extent relating to the Registrant's situation during the transition period, is incorporated herein by reference.

The following describes market risk applicable to Model Reorg during the transition period. Model Reorg conducts business in the United States where the functional currency is the United States dollar. As a result, it is not at risk for any foreign exchange translation exposure on a prospective basis. As a result of borrowings associated with its operating and investing activities, Model Reorg is exposed to interest rate risk. As of February 2, 2008 and October 31, 2007, its primary source of funds for working capital and other needs is a bank line of credit. Of the $167.8 million and $215.4 million of short-term and long-term borrowings on Model Reorg's balance sheet as of February 2, 2008 and October 31, 2007, respectively, approximately 0.5% and 0.4%, respectively, represented fixed rate instruments. The interest rate applicable to borrowings under the line of credit is based on the monthly blended borrowing rates, which are based on, at Quality King's option, the LIBOR rate or the prime rate plus an applicable spread based on availability. For the transition period, the credit facility bore interest at an average rate of 6.3%. A hypothetical 2% adverse move in interest rates would have increased the interest expense for the three months by approximately $0.4 million.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### Independent Auditors' Report

Model Reorg, Inc. and Subsidiaries
Bellport, New York

We have audited the accompanying consolidated balance sheets of Model Reorg, Inc. and Subsidiaries as of February 2, 2008 and October 31, 2007 and the related consolidated statements of income, stockholders' equity and cash flows for the thirteen weeks ended February 2, 2008 and the years ended October 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Model Reorg, Inc. and Subsidiaries as of February 2, 2008 and October 31, 2007 and the results of its operations and its cash flows for the thirteen weeks ended February 2, 2008 and the years ended October 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

New York, New York
October 13, 2008

## Model Reorg, Inc. and Subsidiaries

### Consolidated Balance Sheets
### (Dollars In Thousands)

| | February 2, 2008 | October 31, 2007 |
|---|---|---|
| **Assets** | | |
| **Current** | | |
| Cash | $ 6,495 | $ 2,988 |
| Accounts receivable - net of allowances of $147 and $269 | 32,504 | 56,960 |
| Receivables from an affiliate | 32,494 | 25,484 |
| Inventories, net | 188,801 | 218,206 |
| Advances to suppliers for future purchases | 974 | 1,132 |
| Prepaids and other | 5,286 | 7,554 |
| **Total current assets** | 266,554 | 312,324 |
| **Property and equipment, at cost, less accumulated depreciation** | 2,643 | 2,496 |
| **Goodwill** | 20,434 | 20,434 |
| **Other assets, net** | 9,742 | 9,734 |
| | $299,373 | $344,988 |
| **Liabilities and Stockholders' Equity** | | |
| **Current** | | |
| Accounts payable - non affiliates | $ 28,791 | $ 30,882 |
| Accounts payable - affiliates | — | 2,152 |
| Accrued expenses | 10,171 | 9,359 |
| Accrued income taxes | 1,880 | — |
| Other current liabilities | — | 2,548 |
| Current maturities of long-term debt | 210 | 209 |
| **Total current liabilities** | 41,052 | 45,150 |
| **Long-term debt and other** | 105,903 | 138,914 |
| **Payable to an affiliate** | 61,700 | 76,313 |
| **Total liabilities** | 208,655 | 260,377 |
| **Commitments and Contingencies** | | |
| **Stockholders' equity** | | |
| Common stock, no par value - 200 shares authorized - 111 shares issued at February 2, 2008 and October 31, 2007, respectively | 1 | 1 |
| Additional paid-in capital | 13,905 | 13,905 |
| Retained earnings | 78,287 | 72,180 |
| Treasury stock - 14 shares at cost | (1,475) | (1,475) |
| **Total stockholders' equity** | 90,718 | 84,611 |
| | $299,373 | $344,988 |

*See accompanying independent auditors report and notes to consolidated financial statements*

## Model Reorg, Inc. and Subsidiaries

## Consolidated Statements of Income
## (Dollars In Thousands)

| | Thirteen weeks ended February 2, 2008 | Year ended October 31, 2007 | Year ended October 31, 2006 |
|---|---|---|---|
| **Net revenues, unaffiliated** | **$ 102,154** | $302,530 | $306,089 |
| **Net revenues, affiliated** | **13,315** | 25,182 | 32,272 |
| **Total net revenues** | **115,469** | 327,712 | 338,361 |
| **Cost of goods sold, unaffiliated** | **71,651** | 212,111 | 216,489 |
| **Cost of goods sold, affiliated** | **10,161** | 25,092 | 28,835 |
| **Gross profit** | **33,657** | 90,509 | 93,037 |
| **Selling, warehouse, delivery and administrative expenses** | **19,962** | 61,524 | 59,269 |
| **(Recovery) provision on vendor advances** | **—** | (2,367) | 2,367 |
| **Income from operations** | **13,695** | 31,352 | 31,401 |
| **Interest expense** | **3,201** | 12,749 | 14,506 |
| **Income before income taxes** | **10,494** | 18,603 | 16,895 |
| **Income taxes** | **4,387** | 7,353 | 6,854 |
| **Net income** | **$ 6,107** | $ 11,250 | $ 10,041 |

*See accompanying independent auditors report and notes to consolidated financial statements*

## Model Reorg, Inc. and Subsidiaries

### Consolidated Statements of Stockholders' Equity
### (Dollars In Thousands)

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|
| **Balance, November 1, 2005** | $ 1 | $ 2,179 | $50,889 | $(1,475) | $ 51,594 |
| Net income | — | — | 10,041 | — | 10,041 |
| **Balance, October 31, 2006** | 1 | 2,179 | 60,930 | (1,475) | 61,635 |
| Net income | — | — | 11,250 | — | 11,250 |
| Acquisition of Jacavi | — | 10,800 | — | — | 10,800 |
| Stockholder contribution | — | 926 | — | — | 926 |
| **Balance, October 31, 2007** | 1 | 13,905 | 72,180 | (1,475) | 84,611 |
| Net income | — | — | 6,107 | — | 6,107 |
| **Balance, February 2, 2008** | **$ 1** | **$13,905** | **$78,287** | **$(1,475)** | **$ 90,718** |

*See accompanying independent auditors report and notes to consolidated financial statements*

**Model Reorg, Inc. and Subsidiaries**

**Consolidated Statements of Cash Flows**
**(Dollars In Thousands)**

| | Thirteen weeks ended February 2, 2008 | Year Ended October 31, 2007 | Year Ended October 31, 2006 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net income | $ 6,107 | $ 11,250 | $ 10,041 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Deferred tax expense | 119 | 2,615 | 20 |
| (Recovery) provision on vendor advances | — | (2,367) | 2,367 |
| Depreciation and amortization | 340 | 1,411 | 1,721 |
| Provision (recovery) on losses on accounts receivable | (108) | 40 | 77 |
| Changes in assets and liabilities: | | | |
| (Increase) decrease in: | | | |
| Accounts receivable | 24,564 | (9,272) | (1,781) |
| Receivables from an affiliate | (7,010) | (8,757) | 3,887 |
| Inventories | 29,405 | (8,272) | 10,557 |
| Advances to suppliers for future purchases | 158 | 3,368 | 1,035 |
| Prepaids and other | 2,149 | (2,818) | (970) |
| (Decrease) increase in: | | | |
| Accounts payable, non affiliates | (2,091) | (2,421) | 9,584 |
| Accounts payable, affiliates | (2,152) | 2,152 | — |
| Accrued expenses and other liabilities | 143 | 764 | 2,696 |
| **Total adjustments** | 45,517 | (23,557) | 29,193 |
| **Net cash provided by (used in) operating activities** | 51,624 | (12,307) | 39,234 |
| **Cash flows from investing activities:** | | | |
| Purchase of property and equipment | (284) | (505) | (2,023) |
| Acquisition of Jacavi, LLC | — | (242) | — |
| Acquisition of Northern Group, Inc. | — | — | (242) |
| Other investing activities | (211) | (1,368) | (2,345) |
| **Net cash used in investing activities** | (495) | (2,115) | (4,610) |
| **Cash flows from financing activities:** | | | |
| (Decrease) increase in revolving credit borrowings, net | (32,958) | 15,459 | (21,200) |
| (Proceeds from) repayment of an affiliated note payable, net | (14,613) | 3,224 | (10,643) |
| Payment of long-term debt and other | (51) | (3,852) | (2,284) |
| Payment of notes payable - former stockholder | — | (158) | (281) |
| **Net cash (used in) provided by financing activities** | (47,622) | 14,673 | (34,408) |
| **Net increase in cash** | 3,507 | 251 | 216 |
| **Cash, beginning of period** | 2,988 | 2,737 | 2,521 |
| **Cash, end of period** | $ 6,495 | $ 2,988 | $ 2,737 |

*See accompanying independent auditors report and notes to consolidated financial statements*

**Model Reorg, Inc. and Subsidiaries**

**Notes to Consolidated Financial Statements**
**(Dollars In Thousands)**

**1. Summary of Accounting Policies**

*(a) Basis of Presentation*

The consolidated financial statements of Model Reorg, Inc. include the following wholly owned subsidiaries: Five Star Fragrance Co. Inc., Quality King Fragrance, Inc., Scents of Worth, Inc. and Jacavi, LLC (collectively the "Company"). The Company is an affiliate of Quality King Distributors, Inc. ("QKD") and E Com Ventures, Inc. ("E Com") through common ownership.

Effective October 2004, Model Reorg acquired all of the stock of Northern Group, Inc., ("Northern"), a fragrance distributor, for a total purchase price of $11,998 in a business combination accounted for as a purchase. The results of operations of Northern are included in the accompanying consolidated financial statements as of the date of acquisition. Based on the fair values of the assets acquired and liabilities assumed, the Company recorded goodwill of $9,392.

On October 5, 2007, the Company acquired all the stock of Jacavi, LLC ("Jacavi") a fragrance distributor, in exchange for shares of Model Reorg common stock which was valued at $10,800. The acquisition was accounted for as a purchase and the results of operations of Jacavi are included in the accompanying consolidated financial statements since the date of acquisition. In connection with the acquisition, the Company obtained a valuation of Jacavi from an independent company. Based on the fair value of the assets acquired and liabilities assumed, and the purchase consideration associated with the acquisition, the Company recorded goodwill of $11,042, including $242 of acquisition costs.

Based on the Company's purchase price allocation, the cost of the acquisition was allocated to the fair value of the net assets acquired as follows:

| | |
|---|---|
| Accounts Receivable and other current assets | $ 1,566 |
| Inventories | 4,990 |
| Goodwill | 11,042 |
| Accounts Payable and other liabilities | (1,616) |
| Payable to Model | (4,940) |
| Total cost of acquisition | $11,042 |

All significant intercompany balances and transactions have been eliminated.

Effective with the merger of E Com on August 11, 2008, Model Reorg has elected to change its year end from October 31 to the Saturday closest to January 31.

*(b) Organization and Business*

The Company is primarily a promotional wholesale distributor of fragrances. Customers include traditional wholesalers, chain stores, mass merchandisers and retail wholesale clubs throughout the United States. In addition, the Company has an arrangement with approximately 3,100 store locations with major retailers and sells designer fragrances on consignment. The Company also manufactures fragrances, which it owns or licenses from others.

*(c) Use of Estimates*

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

In fiscal 2006, the Company recorded an estimated provision for losses of $2,367 on vendor advances. The advances that were reserved related to the entities involved in the Jacavi acquisition. When the acquisition of Jacavi was certain in 2007, the estimated provision was reversed.

*(d) Inventories*

Inventories are valued at the lower of cost or market and are costed using the weighted average method, which approximates first-in, first-out (FIFO). Inventory reserves are based on the net realizable value of the inventory and are determined based on historical sales, aging of inventories and estimated marketability.

*(e) Property and Equipment, and Depreciation*

Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the assets ranging primarily from three to seven years.

*(f) Leased Property Under Capital Leases*

Property under capital leases is amortized over the lives of the respective leases or useful lives of the assets, whichever is shorter, ranging from five to ten years.

*(g) Goodwill*

Goodwill and certain indefinite-lived intangibles are not amortized, and are tested for impairment, at least annually. There is a two-step process for impairment testing of goodwill. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step (if necessary) measures the amount of the impairment. Based on the management's impairment review, there was no impairment identified in the recorded goodwill.

*(h) Income Taxes*

Model Reorg. and subsidiaries are C corporations and provisions have been made for income tax expense at statutory rates. The Company follows the liability method of accounting for income taxes. The primary objectives of accounting for income taxes are to recognize the amount of tax payable for the current year and recognize the amount of deferred tax asset or liability for the future tax consequences of events that have been reflected in the Company's financial statements or tax returns.

*(i) Revenue Recognition*

Sales are recognized when title passes which occurs either upon shipment of products, delivery of products, or sale to the ultimate customers from consignment inventories. Allowances for estimated returns and pricing adjustments are provided when sales are recognized and are recorded as a reduction of sales. Allowances provided for advertising, marketing and tradeshows are recorded as selling expenses since they are costs for services received from the customer which are separable from the customer's purchase of the Company products. Accruals and allowances are estimated based on available information including third party data.

*(j) Concentrations of Credit Risk*

The Company is potentially subject to a concentration of credit risk with respect to its trade receivables, the majority of which are due from retailers and wholesale distributors. Credit risks also relate to the seasonal nature of the business. The Company's sales are concentrated in November and December for the holiday season. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

The Company maintains allowances to cover potential or anticipated losses for uncollectible accounts. The Company maintains credit insurance on certain receivables, which minimizes the financial impact of uncollectible accounts.

*(k) Long-Lived Assets*

The Company periodically reviews long-lived assets for impairment whenever changes in the circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company considers cash flow, management's strategic plans, significant decreases in the market value of the asset and other available information in assessing whether the carrying value of the assets can be recovered. No impairment losses have been recognized through February 2, 2008.

*(l) New Accounting Pronouncements*

In December 2007, the FASB issued SFAS No, 141(R), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquiree. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are in the process of evaluating the effect the adoption of SFAS 141(R) will have on our results of operations, financial position and cash flows.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." ("SFAS 159"). SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal year ended October 31, 2009. The adoption of SFAS 159 did not have any effect on our results of operations, financial position and cash flows.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS

157 is effective for the first interim period beginning in fiscal 2008 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements. In November 2007, the FASB provided a one year deferral for the implementation of SFAS 157 for other nonfinancial assets and liabilities. We do not expect the adoption of SFAS 157 to have a material effect on our results of operations, financial position and cash flows.

In June 2006, the FASB issued FASB Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure. The Company evaluated the financial impact of applying the provisions of FIN 48 to all tax positions and there is no material financial impact, therefore no additional disclosures are required.

**2. Inventories**

Inventories, which are primarily comprised of finished products, are shown net of reserves for obsolescence and market write downs. Reserves at February 2, 2008 and October 31, 2007 were $2,811 and $2,968, respectively.

**3. Related Party Transactions**

*(a)* The Company receives services from QKD pursuant to a service agreement. The agreement with QKD provides for the allocation of expenses, which are calculated based on various assumptions and methods. The methods employed utilize various allocation bases including the number of transactions processed, estimated delivery miles, warehouse square footage, payroll dollars and sales and inventory ratios. The following table summarizes the expenses, which were allocated to the Company.

| | *Thirteen weeks ended February 2,* | | *Year ended October 31,* | | | |
|---|---|---|---|---|---|---|
| | 2008 | | 2007 | | 2006 | |
| | Total | Allocated | Total | Allocated | Total | Allocated |
| Warehouse and delivery | $ 5,870 | $ 75 | $19,953 | $ 1,206 | $17,074 | $ 1,888 |
| Selling and administrative | 14,092 | 658 | 41,571 | 2,884 | 42,195 | 3,504 |
| Interest expense | 3,201 | 2,105 | 12,749 | 8,031 | 14,506 | 7,800 |
| | $ 23,163 | $ 2,838 | $74,273 | $12,121 | $73,775 | $13,192 |

Allocated interest expense represents interest expense on the Company's revolving credit borrowings (see Note 7).

*(b)* On August 2, 2007 the Company entered into a service agreement with E Com whereby E Com provides IT Management Support services for all of the Company's computer systems at a rate of $25 per month, plus out of pocket expenses. This agreement terminated at consummation of the Company's merger with E Com on August 11, 2008.

(c) The Company had sales and purchase transactions with E Com as follows: for the thirteen weeks ended February 2, 2008 and the years ended October 31, 2007 and 2006 the sales were $13,315, $25,182 and $32,272 respectively, and purchases were $22,764, $49,188 and $17,276 respectively. The Company had a receivable balance from this affiliate of $32,494 and $25,484 at February 2, 2008 and October 31, 2007, respectively. The Company had a payable balance to this affiliate of $2,152 at October 31, 2007.

(d) In December 2007, the Company began subletting new office and warehouse facilities from QKD (see Note 10).

(e) During fiscal 2007, additional paid in capital increased $926 as a result of certain tax benefits relating to the allocation of related party expenses.

(f) Included in accrued expenses is deferred compensation due to an officer. The Company's liability is calculated by a formula and totals $1.9 million and $1.5 million at February 2, 2008 and at October 31, 2007, respectively.

**4. Property and Equipment**

Major classes of property and equipment are stated at cost and consist of the following:

| | *February 2, 2008* | *October 31, 2007* |
|---|---|---|
| Buildings and improvements | **$ 908** | $ 433 |
| Machinery and equipment | **5,840** | 4,858 |
| Construction in progress | **—** | 1,711 |
| Furniture and fixtures | **4,008** | 3,470 |
| | **10,756** | 10,472 |
| Less accumulated depreciation | **(8,113)** | (7,976) |
| | **$ 2,643** | $ 2,496 |

**5. Other Assets**

Included in other assets is the net book value of trademarks and licenses of Five Star Fragrance, Inc. Net book values of these intangibles were $5,372 and $5,574 at February 2, 2008 and October 31, 2007, respectively. Estimated amortization expense for each of the five succeeding fiscal years is $809 for years 2008 and 2009, $452 for year 2010, and $381 for years 2011 and 2012.

**6. Payable to an Affiliate**

The Company has a long-term note payable to QKD. This note supplements the Company's borrowings under the Credit Facility, see note 7(a). The Company is charged interest by QKD based on the monthly blended borrowing rates, which are based on the LIBOR and Prime rates. Interest rates on the note for the thirteen weeks ended February 2, 2008 and the years ended October 31, 2007 and 2006 averaged 5.6%, 7.6% and 7.4%, respectively. Interest expense charged to operations relating to the note payable was $1,046, $4,571 and $6,474 for the thirteen weeks ended February 2, 2008 and the years ended October 31, 2007 and 2006, respectively. The note is classified as long-term as QKD will not require payment of the loan within one year. (see Note 7). This note payable was refinanced on a long term basis as a result of the merger with E Com on August 11, 2008 (see note 14).

## 7. Long-term Debt and Other

Long-term debt and other consists of the following:

| | February 2, 2008 | October 31, 2007 |
|---|---|---|
| Revolving credit borrowings (a) | $ 105,320 | $ 138,278 |
| Capital lease obligations | 102 | 114 |
| Other | 691 | 731 |
| | 106,113 | 139,123 |
| Less current maturities | 210 | 209 |
| | $ 105,903 | $ 138,914 |

*(a)* At February 2, 2008, the Company along with QKD, was part of a $500,000 revolving line of credit with a syndicate of lenders (the "Credit Agreement"), which expires on April 30, 2010. The Credit Agreement provides for borrowings based on eligible accounts receivable and inventories and is secured by the Company's accounts receivable and inventories. The agreement provides the lenders with certain rights available to a secured lender. The interest rate applicable to borrowings under the Credit Agreement is based on, at QKD's option, the LIBOR rate or the prime rate. At February 2, 2008, substantially all of the revolving credit borrowings were at LIBOR, the effective rate of which approximated 5.83%. The borrowings under the Credit Agreement are classified as long-term based on the expiration date of the facility.

In connection with the Credit Agreement, the Company is required to maintain certain financial ratios and comply with certain restrictions. At October 31, 2007, the Company was in compliance with its financial covenants. The Company was not in compliance with its requirement to file its fiscal 2007 financial statements with the lender by February 2, 2008. Effective February 8, 2008 the Company received a waiver of non-compliance of this requirement from its lenders.

*(b)* Long–term debt (exclusive of the revolving credit borrowings) is payable as follows:

| *As of February 2,* | |
|---|---|
| 2008 | $210 |
| 2009 | 195 |
| 2010 | 176 |
| 2011 | 159 |
| 2012 | 53 |
| | $793 |

## 8. Income Taxes

Provisions for federal, state and local income taxes (benefits) consists of the following:

| | Thirteen weeks ended February 2, 2008 | Year ended October 31, 2007 | Year ended October 31, 2006 |
|---|---|---|---|
| Current | | | |
| Federal | $ 3,427 | $ 3,825 | $ 5,440 |
| State and local | 841 | 913 | 1,394 |
| | 4,268 | 4,738 | 6,834 |
| Deferred: | | | |
| Federal | 101 | 2,232 | 21 |
| State and local | 18 | 383 | (1) |
| | 119 | 2,615 | 20 |
| | $ 4,387 | $ 7,353 | $ 6,854 |

Net deferred income tax asset, which is included in prepaids and other, consists of the following:

| | *February 2, 2008* | *October 31, 2007* |
|---|---|---|
| Current: | | |
| Inventory valuation | **$ 1,616** | $ 1,739 |
| Accounts receivable allowances | **59** | 107 |
| Depreciable assets | **173** | 121 |
| Other | **561** | 561 |
| | **$ 2,409** | $ 2,528 |

Actual income tax expense differs from amounts computed by applying the United States federal income tax rate primarily as a result of state income taxes.

**9. Pro forma Statements of Income (unaudited)**

The pro forma statements of income (unaudited) include the operations of Jacavi for the years ended October 31, 2007 and 2006.

| *Year ended October 31,* | 2007 | 2006 |
|---|---|---|
| **Net sales, unaffiliated** | **$ 313,369** | $ 325,554 |
| **Net sales, affiliated** | **36,557** | 53,790 |
| **Total net sales** | **349,926** | 379,344 |
| **Cost of goods sold** | **255,486** | 279,183 |
| **Gross Profit** | **94,440** | 100,161 |
| **Selling, warehouse, delivery and administrative expenses** | **63,320** | 61,134 |
| **Income from operations** | **31,120** | 39,027 |
| **Interest expense** | **13,361** | 15,540 |
| **Income before income taxes** | **17,759** | 23,487 |
| **Income taxes** | **7,962** | 8,544 |
| **Net income** | **$ 9,797** | $ 14,943 |

The above statements were prepared by combining Jacavi and the Company as if the Company acquired Jacavi as of November 1, 2005. The pro forma statements of income reflect (1) removal of the recovery and provision on vendor advances and (2) tax expense/benefit at the Company's effective tax rate.

**10. Commitments and Contingencies**

*(a) Leases*

Total rent expense for warehouse space and equipment charged to operations for the thirteen weeks ended February 2, 2008 and the years ended October 31, 2007 and 2006 was approximately $1,278, $4,195 and $2,702, respectively.

In January 2008 the Company began subleasing new office and warehouse facility from QKD at a rate of $193 per month at an annual escalation of 3%. This sublease expires December 2027. Aggregate future minimum rental payments under operating leases are payable as follows:

| *As of February 2,* | |
|---|---|
| 2009 | **$ 3,127** |
| 2010 | **3,138** |
| 2011 | **2,979** |
| 2012 | **2,522** |
| 2013 | **2,594** |
| Thereafter | **49,342** |
| | **$63,702** |

*(b) Royalties*

The Company is party to six license agreements with unaffiliated licensors. Royalty expense was $664, $2,542 and $2,638 for the thirteen weeks ended February 2, 2008 and the years ended October 31, 2007 and 2006, respectively. The aggregate future minimum payments under these licensing agreements at February 2, 2008 are payable as follows:

| *As of February 2,* | |
|---|---|
| 2009 | **$2,085** |
| 2010 | **1,975** |
| 2011 | **400** |
| 2012 | **400** |
| 2013 | **300** |
| | **$5,160** |

*(c) Litigation*

The Company is a defendant in various lawsuits and claims which are in various stages of discovery and therefore no conclusions can be made by legal counsel as to their outcomes. It is the opinion of management that the outcome of these pending lawsuits and claims will not materially affect the operations or financial condition of the Company.

**11. Statements of Cash Flows**

Supplemental disclosure of cash flow information:

| | Thirteen weeks ended February 2, 2008 | Year ended October 31, 2007 | 2006 |
|---|---|---|---|
| Cash paid during the year for: | | | |
| Income taxes | **$ 132** | $ 9,811 | $ 5,556 |
| Interest (excludes allocated interest from Affiliate) | **$ 2,801** | $ 8,548 | $ 8,483 |

Non-cash investing activities:

In connection with the acquisition of Jacavi in 2007, the Company issued 10.9 shares of common stock valued at approximately $10.8 million to acquire Jacavi.

**12. Major Customers**

For the thirteen weeks ended February 2, 2008 one customer accounted for 14% of net revenues. At February 2, 2008 and October 31, 2007 accounts receivable relating to this customer was $3,510 and $11,076. For the thirteen weeks ended February 2, 2008 and the years ended October 31, 2007, and 2006, two customers, one being E Com, accounted for 25%, 23% and 27% of net revenues, respectively. At February 2, 2008 and October 31, 2007, accounts receivable relating to these two customers accounted for 47%, and 44% of accounts receivable, respectively.

**13. Major Vendors**

For the thirteen weeks ended February 2, 2008 and the year ended October 31, 2007, two vendors accounted for 66% and 44% of net purchases, E Com being one of these vendors. At February 2, 2008 and October 31, 2007 accounts payable relating to these vendors accounted for 31% and 40% of accounts payable. For the year ended October 31, 2006, two vendors accounted for 42% of net purchases.

**14. Subsequent Event**

On December 21, 2007, the Company and its stockholders entered into an Agreement and Plan of Merger with E Com Ventures, Inc. whereby the Company will be merged into a newly formed wholly-owned acquisition subsidiary of E Com in exchange for the issuance of 5,900,000 shares of E Com's common stock and warrants to acquire an additional 1,500,000 common shares of E Com. The acquisition subsidiary will be the surviving entity and for accounting purposes, the Company will be the acquirer. The Merger was consummated on August 11, 2008 having met the conditions necessary including shareholder approval, approval by NASDAQ of the listing of shares to be issued, and the availability of a new $250 million secured credit facility to replace the Company's and E Com's existing third party credit facilities. The credit facility has a term of three years, expiring on August 11, 2011 and provides for borrowings based on eligible accounts receivable and inventories, both are secured assets. The interest rate applicable to borrowings is based on, at the Company's option, the LIBOR rate or prime rate. In connection with the credit agreement, the Company is required to maintain certain financial ratios and comply with certain restrictions.

In addition to the new credit facility, total funded debt at the time of the merger was refinanced through the credit facility and approximately $91 million in notes payable to related parties. The related party notes expire six months after the termination date of the credit facility, bear interest at rates between 1% to 2% above the monthly average rate on the credit facility and have a repayment arrangement of $2.5 million principal plus accrued interest a quarter, beginning January 31, 2009. Other than the required quarterly principal payments, which are considered short term, the balance is considered long term.

**15. Segment Information** Model Reorg operates in three industry segments, wholesale distribution, retail and manufacturing. Management reviews segment information by segment and on a consolidated basis each month. Model Reorg distributes fragrances to wholesalers and mass market retailers. Retail sales are made on a consignment basis at leased store locations. The manufacturing of owned and licensed brands is outsourced to third party fillers. The accounting policies for the segments are the same as those described in the Summary of Accounting Policies in the notes to the audited consolidated financial statements. Model Reorg's chief operating decision maker assesses segment performance by reference to gross profit. Each of the segments has its own assets, liabilities, revenues and cost of goods sold. While each segment has certain unallocated operating expenses, these expenses are not reviewed by the chief operating decision maker on a segment basis but rather on a consolidated company basis.

| | Thirteen weeks ended February 2, 2008 | Fiscal Year Ended October 31, 2007 | Fiscal Year Ended October 31, 2006 |
|---|---|---|---|
| Net revenues: | | | |
| Wholesale | $ 83,481 | $ 245,493 | $257,826 |
| Retail | 30,363 | 76,369 | 73,990 |
| Manufacturing | 1,625 | 5,850 | 6,545 |
| | $ 115,469 | $ 327,712 | $338,361 |
| Gross profit: | | | |
| Wholesale | $ 21,169 | $ 57,584 | $ 59,886 |
| Retail | 11,758 | 30,040 | 29,945 |
| Manufacturing | 730 | 2,885 | 3,206 |
| | $ 33,657 | $ 90,509 | $ 93,037 |

| | February 2, 2008 | October 31, 2007 |
|---|---|---|
| Goodwill: | | |
| Wholesale | $ 27,176 | $ 27,176 |
| Retail | $ 5,356 | $ 5,356 |
| Total assets: | | |
| Wholesale | $ 316,058 | $ 339,630 |
| Retail | 70,607 | 75,887 |
| Manufacturing | 24,113 | 25,401 |
| | $ 410,778 | $ 440,918 |
| Eliminations | (a) (111,405) | (a) (95,930) |
| Consolidated assets | $ 299,373 | $ 344,988 |

(a) Adjustment to eliminate intercompany receivables and investment in subsidiaries.

**16. Comparable Period Data (Unaudited)**

The following table contains the unaudited information relating to net revenues, gross profit, income from operations, income taxes and net income for the thirteen weeks ended February 3, 2007 and the quarter ended January 31, 2007. The difference relates to three days of transactions from February 1, 2007 through February 3, 2007.

| | Quarter Ended February 3, 2007 | Quarter Ended January 31, 2007 | Dollar Increase |
|---|---|---|---|
| Net revenues | $ 104,484 | $ 102,481 | $2,003 |
| Gross profit | 27,598 | 27,190 | 408 |
| Income from operations | 9,776 | 9,601 | 175 |
| Income taxes | 2,515 | 2,507 | 8 |
| Net income | $ 3,775 | $ 3,760 | $ 15 |

**17. Quarterly Financial Data (Unaudited)**

Unaudited summarized quarterly financial data for the fiscal years ended October 31, 2007 and 2006 have been set forth below.

| 2007 QUARTER | January 31, 2007 | April 30, 2007 | July 31, 2007 | October 31, 2007 |
|---|---|---|---|---|
| Net Revenues | $ 102,481 | $ 64,851 | $ 67,553 | $ 92,827 |
| Gross Profit | $ 27,190 | $ 20,745 | $ 19,480 | $ 23,094 |
| Net Income | $ 3,760 | $ 3,140 | $ 1,656 | $ 2,694 |

| 2006 QUARTER | January 31, 2006 | April 30, 2006 | July 31, 2006 | October 31, 2006 |
|---|---|---|---|---|
| Net Revenues | $ 107,201 | $ 63,016 | $ 67,520 | $ 100,624 |
| Gross Profit | $ 29,248 | $ 15,838 | $ 18,962 | $ 28,989 |
| Net Income (loss) | $ 4,632 | $ (430) | $ 1,199 | $ 4,640 |

***************

The consolidated balance sheet of Model Reorg, Inc. and Subsidiaries as of October 31, 2006 and the related consolidated statements of income, stockholders' equity and cash flows for the years ended October 31, 2006 and 2005, which are included in the Financial Statements section of the Proxy Statement, are incorporated herein by reference.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A(T). CONTROLS AND PROCEDURES

The disclosure contained in Part II, Item 9A of the FY2007 10-K relating to controls and procedures of the Registrant is incorporated herein by reference.

***Disclosure Controls and Procedures***

Our Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of Model Reorg's disclosure controls and procedures as of February 2, 2008, that Model Reorg's disclosure controls and procedures were not effective as of February 2, 2008 because of the material weaknesses in internal control over financial reporting described below. It should be noted that Model Reorg did not have a class of securities registered under the Securities Exchange Act of 1934 during the transition period, so its controls did not address any requirement to file reports under that Act but focused primarily on financial reporting requirements.

***Management's Annual Report on Internal Control over Financial Reporting***

Management of Model Reorg is responsible for establishing and maintaining adequate internal control over financial reporting for Model Reorg. Because Model Reorg did not have a class of securities registered under the Securities Exchange Act of 1934 as of February 2, 2008 and was, therefore, not subject to Rule 13a-15 under that Act, its internal control over financial reporting was not established with a view to evaluation under a control framework complying in all respects with Rule 13a-15(c). The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of Model Reorg's internal control over financial reporting as of February 2, 2008. This evaluation focused on the principal risks for misstatement of the financial statements and assessed the adequacy of the controls in place to address those risks, including reviewing the available evidence of the operation of such controls. Based on its evaluation, management concluded that Model Reorg's internal control over financial reporting could not be deemed effective as of February 2, 2008 because material weaknesses relating to policies and procedures for determining the adequacy of certain estimates and reserves, calculating and monitoring certain deferred revenues, and monitoring state tax filing obligations had been identified as of October 31, 2007, and two quarters' testing of the remedial measures for those weaknesses had not yet occurred by February 2, 2008.

After October 31, 2007 and before the financial statements for the transition period were finalized, management of Model Reorg implemented remedial measures with respect to each of the identified weaknesses. Model Reorg (and, after the Merger, the Registrant) is monitoring its reserves, deferred revenues and state sales tax exposure on both a monthly and quarterly basis, making adjustments to the financial statements as deemed necessary. Accordingly, although the identified material weaknesses had not been fully remedied by February 2, 2008, management concluded that the consolidated financial statements in this transition report fairly present, in all material respects, the financial position, results of operations and cash flows of Model Reorg at February 2, 2008 and for the transition period. Management of the Registrant continues to work on improving the design and documentation of the combined company's internal control over financial reporting.

This transition report on Form 10-K does not include an attestation report of Model Reorg's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Model Reorg's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this transition report.

***Changes in Internal Control Over Financial Reporting***

The remedial measures described above were changes in Model Reorg's internal control over financial reporting during the quarter ended February 2, 2008 that materially affected, or are reasonably likely to materially affect, Model Reorg's internal control over financial reporting.

**ITEM 9B. OTHER INFORMATION**

None

## PART III

**ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The disclosure contained in Part II, Item 10 of the FY2007 10-K relating to directors, executive officers and corporate governance of the Registrant is incorporated herein by reference.

The following served as executive officers and directors of Model Reorg during the transition period:

| Name | Age | Position |
|---|---|---|
| Stephen L. Nussdorf | 57 | President; Director |
| Glenn H. Nussdorf | 54 | Vice President; Director |
| Michael W. Katz | 60 | Executive Vice President; Director |
| Donna Dellomo | 43 | Chief Financial Officer, Secretary and Treasurer |
| Raymond Piergiorgi | 50 | Chief Operating Officer |

*Stephen L. Nussdorf* — Stephen Nussdorf joined Model Reorg in 1997 and has served in various capacities in all divisions of the businesses. He also serves as Chairman of the Board of Directors of the Registrant.

*Glenn H. Nussdorf* — Glenn Nussdorf has been a director and officer of Model Reorg since 1997.

*Michael W. Katz* — Mr. Katz has served as Executive Vice President and a Director of Model Reorg since 1997, primarily responsible for overseeing administration, finance, mergers and acquisitions. Mr. Katz also serves as President, Chief Executive Officer, and a director of the Registrant.

*Donna Dellomo* — Ms. Dellomo has served as Chief Financial Officer of Model Reorg since February 1998.

*Raymond Piergiorgi* — Mr. Piergiorgi has served as Chief Operating Officer of Model Reorg since February 2000.

Regulation S-K, Item 405 is not applicable to Model Reorg, which was not subject to Section 16 of the Securities Exchange Act of 1934 during the transition period.

Because Model Reorg was not a listed issuer nor had a class of securities registered under the Securities Exchange Act of 1934 during the transition period, it did not maintain the code of ethics, Board committees or related procedures addressed in Regulation S-K, Items 406 and 407.

## ITEM 11. EXECUTIVE COMPENSATION

The disclosure contained in Part II, Item 11 of the FY2007 10-K relating to executive compensation of the Registrant is incorporated herein by reference.

The following information describes the compensation paid to those officers of Model Reorg who met the definition of "named executive officers" in Regulation S-K, Item 402(m)(2) during the transition period and whose annualized compensation from Model Reorg exceeded $100,000.

***Summary Compensation Table***

| Name and Principal Position | Year | Salary ($) | Bonus ($) | All Other Compensation ($)(c) | Total ($) |
|---|---|---|---|---|---|
| Stephen L. Nussdorf | (a) | 71,835 | — | 9,182 | 81,017 |
| President (Chief Executive Officer) | (b) | 292,864 | — | 37,808 | 330,672 |
| Donna Dellomo | (a) | 49,400 | 750 | 1,500 | 51,650 |
| Chief Financial Officer | (b) | 197,600 | 63,475 | 6,000 | 267,075 |
| Raymond Piergiorgi | (a) | 75,000 | — | 3,120 | 78,120 |
| Chief Operating Officer | (b) | 287,354 | 150,000 | 12,480 | 449,834 |

(a) The transition period from November 1, 2007 to February 2, 2008
(b) The fiscal year from November 1, 2006 to October 31, 2007
(c) Car allowance

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The disclosure contained in Part II, Item 12 of the FY2007 10-K relating to security ownership of the Registrant is incorporated herein by reference.

The disclosure contained in the section of the Proxy Statement titled "Security Ownership of Certain Beneficial Owners and Management – Ownership of Model Reorg Before the Merger," relating to security ownership of Model Reorg, is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The disclosure contained in Part II, Item 13 of the FY2007 10-K relating to transactions and relationships with related persons of the Registrant is incorporated herein by reference.

The disclosure contained in the section of the Proxy Statement titled "Certain Relationships and Related Person Transactions" relating to transactions and relationships with related persons of Model Reorg during the transition period is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The disclosure contained in Part II, Item 14 of the FY2007 10-K relating to accounting fees and services of the Registrant is incorporated herein by reference.

The aggregate fees billed to Model Reorg by BDO Seidman, LLP for the thirteen weeks ended February 2, 2008 and for years ended October 31, 2007 and 2006 were as follows:

| Fees | Thirteen Weeks Ended February 2, 2008 | Fiscal 2007 | Fiscal 2006 |
|---|---|---|---|
| Audit Fees (1) | $ 130,000 | $155,667 | $ 268,000 |
| Audit Related Fees | 0 | 38,339 | 83,072 |
| Tax Fees (2) | 39,924 | 15,447 | 0 |
| All Other Fees (3) | 100,709 | 298,900 | 651,808 |
| Total Fees | $ 270,633 | $508,353 | $1,002,880 |

(1) "Audit Fees" consist of fees billed for professional services rendered in connection with the audit of Model Reorg's consolidated annual financial statements and the review of its interim consolidated financial statements included in quarterly reports.

(2) "Tax Fees" consist of fees billed for review of tax provisions and FIN48 analysis.

(3) "All Other Fees" consist of fees for products and services other than the services reported above. During the transition period and in the year ended October 31, 2007, this category included fees for due diligence performed related to the Merger and review of the Preliminary Proxy Statement and Proxy Statement, also related to the Merger.

# PART IV.

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this transition report:

(1) Financial Statements: The consolidated balance sheets of Model Reorg, Inc. and Subsidiaries as of February 2, 2008, October 31, 2007, and October 31, 2006, and the related consolidated statements of income, stockholders' equity and cash flows for the transition period and the years ended October 31, 2007, 2006 and 2005 are included in, or incorporated by reference into, Part II, Item 8 of this Transition Report.

(2) Financial Statement Schedules: None

(3) Exhibits: The list of exhibits in the Exhibit Index following the signature page hereof is incorporated herein by reference.

(b) The exhibits listed in the Exhibit Index are filed herewith.

(c) No financial statement schedules are filed herewith.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Bellport, New York on the 21st day of October, 2008.

Perfumania Holdings, Inc.

By: /s/ Michael W. Katz

Michael W. Katz
*President, Chief Executive Officer and Director*

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Stephen L. Nussdorf<br>Stephen L. Nussdorf | Chairman of the Board of Directors | October 21, 2008 |
| /s/ Michael W. Katz<br>Michael W. Katz | President, Chief Executive Officer and Director<br>(Principal Executive Officer) | October 21, 2008 |
| /s/ Donna Dellomo<br>Donna Dellomo | Chief Financial Officer<br>(Principal Financial and Accounting Officer) | October 21, 2008 |
| /s/ Joseph Bouhadana<br>Joseph Bouhadana | Director | October 21, 2008 |
| /s/ Paul Garfinkle<br>Paul Garfinkle | Director | October 21, 2008 |
| /s/ Carole Ann Taylor<br>Carole Ann Taylor | Director | October 21, 2008 |

# EXHIBIT INDEX

| Exhibit No. | Description |
|---|---|
| 23.1 | Consent of BDO Seidman, LLP |
| 13.1 | Those portions of the Registrant's Form 10-K for the fiscal year ended February 2, 2008 filed on June 6, 2008 that are incorporated by reference into Part I, Items 1, 1A, 2, 3 and 4, Part II, Items 5, 6, 7, 7A, and Part III, Items 9A(T), 10, 11, 12, 13 and 14 of this report, respectively. |
| 13.2 | Those portions of the Registrant's definitive proxy statement filed on July 25, 2008 that are incorporated by reference into Part I, Item 1A, Part II, Items 7 and 8, and Part III, Items 12 and 13 of this report, respectively. |
| 13.3 | The portion of the Registrant's preliminary proxy statement filed on March 12, 2008 that is incorporated by reference into Part I, Item 3 of this report. |
| 31.1 | Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2 | Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

A copy of any of the exhibits filed with the Annual Report on Form 10-K and the Transition Report on Form 10-KT may be obtained on the SEC's EDGAR database (at www.sec.gov) or will be furnished without charge to any shareholder upon written request to Perfumania Holdings, Inc., attention Andrea Petruzzo, 35 Sawgrass Drive, Suite 2, Bellport, NY 11713. (631) 866-4100.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended February 2, 2008**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from _____ to _____**

**Commission file number: 0-10714**

# E COM VENTURES, INC.
**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Florida** | **65-0977964** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **251 International Parkway** | |
| **Sunrise, Florida** | **33325** |
| (Address of principal executive offices) | (Zip Code) |

**Registrant's telephone number, including area code: (954) 335-9100**

**Securities registered pursuant to Section 12(b) of the Act:**

| Tile of each class | Name of each exchange on which registered |
|---|---|
| **Common Stock, $.01 par value** | **The Nasdaq Stock Market** |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐
Non-Accelerated Filer ☒ (Do not check if smaller reporting company) Smaller Reporting Company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $29.1 million as of August 2, 2007, based on a market price of $24.56 per share. For purposes of the foregoing computation, all executive officers, directors and 5% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such executive officers, directors or 5% beneficial owners are, in fact, affiliates of the registrant.

The number of shares outstanding of the registrant's common stock as of May 19, 2008: 3,059,041 shares

**Documents Incorporated By Reference**

Certain of the exhibits to this Annual Report on Form 10-K have been incorporated by reference to the registrant's registration statements on Form S-1 and S-3, and to various periodic reports (Forms 10-K, 10-Q, and 8-K) publicly filed by the Registrant; and the registrant's proxy statements, filed on October 6, 2000 and April 16, 2004.

## EXPLANATORY NOTE

This Form 10-K includes restated information and is intended to amend the Annual Report on Form 10-K of E Com Ventures (the "Company") for the year ended February 3, 2007 to reflect the restatement of the Company's Consolidated Financial Statements for the years ended February 3, 2007 and January 28, 2006 and to restate the Selected Financial Data. The restatement is described in Note 3 to the Consolidated Financial Statements included in this Form 10-K. In addition, this restatement includes amendments to our Management's Discussion and Analysis of Financial Condition and Results of Operation.

## TABLE OF CONTENTS

## PART I.

### ITEM 1. BUSINESS

### GENERAL

E Com Ventures, Inc., a Florida corporation ("ECOMV" or the "Company"), performs all of its operations through two wholly-owned subsidiaries, Perfumania, Inc. ("Perfumania"), a Florida corporation, which is a specialty retailer and wholesaler of fragrances and related products, and perfumania.com, Inc., ("perfumania.com"), a Florida corporation, which is an Internet retailer of fragrances and other specialty items.

Perfumania is a specialty retailer and wholesale distributor of a wide range of brand name and designer fragrances. Perfumania operates a chain of retail stores specializing in the sale of fragrances at discounted prices up to 75% below the manufacturers' suggested retail prices. Perfumania's wholesale division distributes fragrances and related products primarily to an affiliate. Perfumania.com offers a selection of the Company's more popular products for sale over the Internet and serves as an alternative shopping experience to Perfumania retail customers.

Perfumania operates its wholesale business directly. The retail business is principally operated through Magnifique Parfumes and Cosmetics, Inc. ("Magnifique"), a wholly-owned subsidiary of Perfumania, although the stores are generally operated under the name Perfumania as described below under "Trade Name and Service Mark." Perfumania's retail stores are generally located in regional malls, manufacturers' outlet malls, life style centers, airports and in suburban strip shopping centers. The number of retail stores in operation at February 2, 2008, February 3, 2007 and January 28, 2006 were 303, 267 and 239, respectively.

Sales of perfumania.com are included within those of our retail business in this Form 10-K. For ease of reference in this Form 10-K, our retail and wholesale business are referred to as segments. See further discussion in Note 13 to our Consolidated Financial Statements.

Our executive offices are located at 251 International Parkway, Sunrise, Florida 33325, our telephone number is (954) 335-9100, our retail internet address is www.perfumania.com and our business internet address is www.ecomv.com. Through our business website, we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as is reasonably practicable after we electronically file them with, or furnish them to, the Securities and Exchange Commission (the "SEC"). The public may read and copy materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington D.C. 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These reports and amendments are also available at www.sec.gov. In addition, we have made our Code of Business Conduct and Ethics available through our website under "about ECOMV – corporate compliance." The reference to our website does not constitute incorporation by reference of the information contained on our website and the information contained on the website is not part of this Form 10-K.

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal year 2007 ended on February 2, 2008, fiscal year 2006 ended on February 3, 2007 and fiscal year 2005 ended on January 28, 2006. With the exception of fiscal year 2006 which contains fifty-three weeks, each of the fiscal years presented contain fifty-two weeks.

### RECENT DEVELOPMENT

As reported in our Form 8-K filed with the SEC on December 21, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Model Reorg, Inc. ("Model"), a New York corporation controlled by the family of Glenn and Stephen Nussdorf, principal shareholders of the Company, on December 21, 2007. Model is a diversified wholesale and retail fragrance company. Stephen Nussdorf is the Chairman of our Board of Directors, and Michael W. Katz, our President and Chief Executive Officer, is an executive of Model. Pursuant to the terms of the Merger Agreement, Model will be merged into a newly formed wholly-owned subsidiary of the Company in exchange for the issuance of 5,900,000 shares of the Company's common stock and warrants to acquire and additional 1,500,000 shares of the Company's common stock at an exercise price of $23.94. The warrants will have a 10-year term, will not be exercisable for the first three years and will not be transferable, with limited exceptions.

The Merger Agreement was reached after extensive negotiations between Model and a special committee comprised of the independent Board members of the Company, which retained independent counsel and financial advisors. The special committee received an opinion from Financo, Inc. that, as of the date of the Merger Agreement and subject to various assumptions and qualifications set forth therein, the consideration to be paid by the Company in the merger is fair to the shareholders of the Company (other than shareholders of the Company who own or whose affiliates own securities of Model) from a financial point of view.

The Merger Agreement also requires Model to refinance debt owed by Model to its affiliate, Quality King Distributors, Inc. ("Quality King"). The refinancing is to be through a $50 million three-year term loan from trusts for the benefit of Glenn and Stephen Nussdorf and their families and, if needed, a transfer of inventory from Model to Quality King to pay any remaining balance. The new loan will be subordinated to the new secured credit facility described below.

The consummation of the contemplated Merger is subject to certain conditions, including approval of a majority of the votes cast at a meeting of shareholders and the availability of a new $280 million secured credit facility to replace the Company's and Model's existing third party credit facilities.

Following the consummation of the contemplated Merger, of which no assurance can be given, Glenn and Stephen Nussdorf, who currently own 36% of the Company's outstanding common stock, would own approximately 51% of the Company's outstanding common stock. Giving effect to the conversion of our $5 million subordinated convertible note currently held by them and the exercise of the warrants to be issued to them in the transaction, but not assuming the exercise of any outstanding options held by the Company's officers and directors, they would own approximately 58% of the Company's common stock.

In addition, the Company's Board approved changing the Company's name to Perfumania Holdings, Inc., subject to shareholder approval.

## RETAIL DIVISION

## STRATEGY

Each of Perfumania's retail stores generally offers approximately 300 different fragrance brands for women and men at prices up to 75% below the manufacturer's suggested retail prices. Stores stock brand name and designer brands such as Estee Lauder®, Yves Saint Laurent®, Calvin Klein®, Giorgio Armani®, Hugo Boss®, Ralph Lauren/Polo®, Perry Ellis®, Liz Claiborne®, Giorgio®, Halston®, Escada®, Sean Jean®, Lacoste®, Burberry®, Azzaro®, Guess®, Donna Karan® and Paris Hilton®. Perfumania also carries private label lines of bath & body treatment products under the name Jerome Privee® and cosmetics products under the name Mattese®.

The cornerstone of Perfumania's marketing philosophy is to develop customer awareness that its stores offer an extensive assortment of brand name and designer fragrances at discount prices. Perfumania posts highly visible price tags in its stores, listing both the manufacturers' suggested retail prices and Perfumania's discounted prices to enable customers to make price comparisons. In addition, we utilize sales promotions such as "gift with purchase" and "purchase with purchase" offers. From time to time, we test market in our stores additional specialty gift items.

Perfumania's stores are "full-service" stores. Accordingly, store personnel are trained to establish personal rapport with customers, to identify customer preferences with respect to both product and price range, and to successfully conclude a sale. Management believes that knowledgeable sales associates and attentive service are key factors to the success of Perfumania's retail stores. Perfumania's store associates are compensated on a salary plus commission basis. Perfumania has several incentive programs that motivate store associates to sell merchandise which have higher profit margins. In addition, to provide an incentive to increase sales and reduce expenses, regional, district and store managers are eligible to receive a bonus if store profitability and operational goals are met. Management believes that a key component of Perfumania's ability to increase profitability will be its ability to hire, train and retain store associates, district and regional managers. Perfumania conducts comprehensive training programs for store associates, designed to achieve higher levels of customer satisfaction.

Perfumania relies on its distinctive store design and window displays to attract the attention of prospective customers. In addition, Perfumania distributes advertising flyers and brochures by mail in and around its stores and in the malls in which its stores are located. Radio and television advertising is done occasionally in certain geographic regions that have a cluster of stores. The amount of advertising varies due to the seasonality of the business with the greatest portion in the fourth fiscal quarter. See further discussion at Note 14 to our Consolidated Financial Statements.

**RETAIL STORES**

Perfumania's standard store design includes signs and merchandise displays which are designed to enhance customer recognition of Perfumania's stores. Perfumania's stores average approximately 1,500 square feet; however, stores located in manufacturers' outlet malls tend to be larger than Perfumania's other stores. A store is typically managed by one manager and one assistant manager. The average number of employees in a Perfumania store is five, including part-time help. Regional and district managers visit stores on a regular basis in an effort to ensure knowledgeable and attentive customer service and compliance with operational policies and procedures.

**STORE LOCATION AND EXPANSION**

Perfumania's current business strategy focuses on maximizing sales by raising the average dollar sale per transaction, increasing transactions per hour, reducing expenses at existing stores, opening new stores in proven geographic markets and selectively closing under-performing stores. When opening new stores, Perfumania seeks locations primarily in regional and manufacturers' outlet malls, life style centers and, selectively, on a stand-alone basis in suburban shopping centers in metropolitan areas. To achieve economies of scale with respect to advertising and management costs, Perfumania evaluates whether to open additional stores in markets where it already has a presence or whether to expand into additional markets that it believes have a population density and demographics to support a cluster of stores.

As of February 2, 2008, we operated 303 Perfumania stores in the United States and Puerto Rico. The following chart shows, as of February 2, 2008 the number of Perfumania store operated in each state in which those stores are located.

**Perfumania Stores as of February 2, 2008**

| | | | | | |
|---|---|---|---|---|---|
| Alabama | 2 | Louisiana | 5 | North Carolina | 8 |
| Arizona | 7 | Maine | 1 | Ohio | 7 |
| Arkansas | 1 | Maryland | 6 | Oregon | 4 |
| California | 24 | Massachusetts | 2 | Pennsylvania | 8 |
| Colorado | 4 | Michigan | 13 | Puerto Rico | 17 |
| Connecticut | 4 | Minnesota | 3 | South Carolina | 8 |
| Delaware | 2 | Mississippi | 1 | Tennessee | 7 |
| Florida | 48 | Missouri | 8 | Texas | 35 |
| Georgia | 10 | Nevada | 9 | Utah | 1 |
| Hawaii | 1 | New Hampshire | 3 | Virginia | 4 |
| Illinois | 12 | New Jersey | 8 | Washington | 5 |
| Indiana | 4 | New York | 20 | Wisconsin | 1 |

In fiscal years 2007, 2006 and 2005, Perfumania opened 39 stores, 36 stores and 23 stores, respectively. Perfumania continuously monitors store performance and from time to time closes under-performing stores, which typically have been older stores in less trafficked locations. During fiscal years 2007, 2006 and 2005, Perfumania closed 3 stores, 8 stores and 7 stores, respectively. For fiscal year 2008, Perfumania will continue to focus on improving the profitability of its existing stores and management expects to open approximately 45 stores and close approximately 3 stores.

## SEASONALITY

Perfumania's retail business follows a seasonal pattern, with sales peaking over a total of about 5 weeks during the December holiday period. During fiscal 2007, the holiday period accounted for approximately 26% of our net sales.

## INFORMATION SYSTEMS

Perfumania has an integrated information system including retail outlet and corporate systems. Perfumania.com has a completely integrated e-commerce system. These systems encompass significant phases of our operations and provide information for planning, purchasing, pricing, distribution, finance and human resource decisions. E-mail and other information are communicated between the corporate office and store locations. Daily compilation of sales, gross margin and inventory levels enables management to analyze profitability and sell-through by item and product line as well as monitor the success of sale promotions. Inventory is tracked through its entire life cycle. Perfumania's point of sale system is standard in all its stores. The system enables communication, pricing and promotion programs, time and attendance reporting and inventory control.

## WHOLESALE DIVISION

During fiscal years 2007 and 2006, Perfumania distributed fragrances on a wholesale basis to Quality King Fragrances, Inc. ("Quality King Fragrances"), a subsidiary of Model and an affiliate of Quality King. Quality King Fragrances accounted for substantially all of our net wholesale sales in fiscal years 2007, 2006 and 2005. See further discussion at Note 6 to our Consolidated Financial Statements.

## PERFUMANIA.COM

Perfumania.com provides a number of advantages for retail fragrance sales. Internet fragrance sales are highly competitive and we compete on the basis of selling price, merchandise variety, ease of selection and cost of delivery. Our Internet site enables us to display a larger number of products than traditional store-based or catalog sellers. In addition, the ability to frequently adjust featured selections and edit content and pricing provides significant merchandising flexibility. Our Internet site benefits from the ability to reach a large group of customers from a central location. Additionally, we can also obtain demographic and behavioral data of customers, increasing opportunities for direct marketing and personalized services. Because brand loyalty is a primary factor influencing a fragrance purchase, we believe the ability to physically sense the fragrance product is not critical to the purchasing decision. Perfumania.com's online store provides its customers with value, selection, pricing and convenience.

## SOURCES OF SUPPLY

During fiscal years 2007, 2006 and 2005, Perfumania purchased fragrances from approximately 111, 144 and 120 suppliers, respectively, including national and international manufacturers, distributors, wholesalers and importers. Perfumania generally makes its purchases based on a consideration of a combination of prices, credit terms, quantities and merchandise selection and accordingly, the extent and nature of Perfumania's purchases from its various suppliers change constantly. Perfumania's purchases generally peak in the third quarter in anticipation of the December holiday season, which results in higher retail sales in the fourth quarter than in the first three quarters. As is customary in the fragrance industry, Perfumania has no long-term or exclusive contracts with suppliers.

Approximately 15%, 23% and 22% of Perfumania's total merchandise purchased in fiscal years 2007, 2006 and 2005, respectively, was from subsidiaries of our affiliate, Model. Approximately 21%, 12% and 18% of Perfumania's total merchandise purchased in fiscal years 2007, 2006 and 2005, respectively, was from another affiliate, Parlux Fragrances, Inc. ("Parlux"), a manufacturer and distributor of prestige fragrances and related beauty products. Glenn Nussdorf beneficially owns approximately 12% of Parlux's outstanding common stock. In February 2007, Mr. Nussdorf reached an agreement with Parlux which called for equal representation on Parlux's Board of Directors by the then current independent directors and Mr. Nussdorf's nominees. Accordingly, Mr. Nussdorf's three nominees were appointed to the Parlux Board, and one of these Board members currently serves as Parlux's Chief Executive Officer. Besides Model and Parlux, no other supplier accounted for more than 10% of our merchandise purchases during fiscal years 2007, 2006 or 2005.

A portion of Perfumania's merchandise is purchased from secondary sources such as distributors, wholesalers and importers. Merchandise purchased from secondary sources includes trademarked and copyrighted products that were manufactured in the United States, sold to foreign distributors and then re-imported into the United States, as well as trademarked and copyrighted products manufactured and intended for sale in foreign countries. From time to time, U.S. trademark and copyright owners and their licensees and trade associations have initiated litigation or administrative agency proceedings, based on U.S. Customs Service regulations or trademark or copyright laws, seeking to halt the importation into the United States of such "gray market" merchandise or to restrict its resale in the United States and some of these actions have been successful. However, the U.S. courts remain divided on the extent to which trademark, copyright or other existing laws or regulations can be used to restrict the importation or sale of "gray market" merchandise. In addition, from time to time, federal legislation to restrict the importation or sale of "gray market" merchandise has been proposed, but to our knowledge no such legislation has been adopted. No litigation or administrative proceedings related to "gray market" merchandise were brought against us in fiscal years 2007, 2006 or 2005 and no such matters, to our knowledge, are pending.

As is often the case in the fragrance and cosmetics business, some of the merchandise purchased by Perfumania may have been manufactured by entities, particularly foreign licensees and others, who are not the owners of the trademarks or copyrights for the merchandise. Perfumania's secondary market sources generally will not disclose the identity of their suppliers, which they consider to be proprietary trade information. As a result, Perfumania may not always be able to demonstrate that the manufacturer of specific merchandise had proper authority from the trademark or copyright owner to produce the merchandise or permit it to be resold in the United States. Accordingly, there is a risk that if Perfumania were called upon or challenged by the owner of a particular trademark or copyright to demonstrate that specific merchandise was produced and sold with the proper authority and it was unable to do so, Perfumania could, among other things, be restricted from reselling the particular merchandise or be subjected to other liabilities.

Perfumania's business activities could become the subject of legal or administrative actions brought by manufacturers, distributors or others, any of which actions could have a material adverse effect on our business or financial condition. In addition, future judicial, legislative or administrative agency action, including possible import, export, tariff or other trade restrictions, could limit or eliminate some of Perfumania's secondary sources of supply or any of its business activities.

**DISTRIBUTION**

Perfumania utilizes independent national trucking companies to deliver merchandise to its stores. Retail store deliveries generally are made weekly, with more frequent deliveries during the holiday season. Such deliveries permit the stores to minimize inventory storage space and increase the space available for display and sale of merchandise. To expedite delivery of merchandise to its wholesale customers, Perfumania sometimes instructs its suppliers to ship merchandise directly to its wholesale customers. Sales of perfumania.com are shipped through national carriers and are typically delivered within a few days of being ordered.

**COMPETITION**

Retail and wholesale perfume businesses are highly competitive. Perfumania's retail competitors include department stores, regional and national retail chains, drug stores, supermarkets, duty-free shops and other specialty retail stores. We believe Perfumania is the largest specialty retailer of discounted fragrances in the United States in terms of number of stores. Some of Perfumania's competitors sell fragrances at discount prices and some are part of large national or regional chains that have substantially greater resources and name recognition than Perfumania. Perfumania's stores compete on the basis of selling price, promotions, customer service, merchandise variety, store location and ambiance. Perfumania believes that its perfumery concept, full-service sales staff, discount prices, large and varied selection of brand name and designer fragrances and attractive shopping environment are important to its competitive position.

**EMPLOYEES**

At February 2, 2008, we had 1,794 employees, of whom 1,586 were employed in Perfumania's retail stores, 70 were employed in Perfumania's warehouse and distribution operations and 138 were employed in executive, administrative and other positions. Temporary and part-time employees are added between Thanksgiving and Christmas. None of our employees are covered by a collective bargaining agreement and we consider our relationship with our employees to be good.

## TRADE NAME AND SERVICE MARK

Perfumania's stores use the trade name and service mark Perfumania®; Perfumania also operates under the trade names, Also Perfumania, Class Perfumes, Perfumania Too and Perfumania Plus. Perfumania has common law rights to its trade names and service mark in those general areas in which its existing stores are located and has registered the service mark Perfumania® with the U.S. Patent and Trademark Office. The registration expires in 2009 and may be renewed for 10-year terms thereafter.

## FORWARD LOOKING STATEMENTS

Some of the statements in this Annual Report on Form 10-K, including those that contain the words "anticipate," "believe," "plan," "estimate," "expect," "should," "intend," and other similar expressions, are "forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Those forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements of those of our industry to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Among the factors that could cause actual results, performance or achievements to differ materially from those described or implied in the forward-looking statements are our ability to service our obligations and refinance our credit facility on acceptable terms, our ability to comply with the covenants in our credit facility, general economic conditions including the level of discretionary spending by consumers, competition, potential technology changes, changes in or the lack of anticipated changes in the regulatory environment in various countries, the ability to secure partnership or joint-venture relationships with other entities, the consummation of the Merger with Model, the ability to raise additional capital to finance expansion, the risks inherent in new product and service introductions and the entry into new geographic markets and other factors included in our filings with the SEC, including the Risk Factors included in this Annual Report on Form 10-K. Copies of our SEC filings are available from the SEC or may be obtained upon request from us. We do not undertake any obligation to update the information contained herein, which speaks only as of this date.

## ITEM 1A. RISK FACTORS

The following sets forth risk factors known to us that may materially affect the Company and results of operations.

**The Company's recently announced Merger with Model poses a number of risks to the Company and its shareholders**

As discussed further in the Company's public filings with the SEC, the Merger with Model, including the possibility that it may not be completed, poses a number of risks, including the following:

- The Merger may be completed even though material adverse changes may result from economic or industry changes or other causes that could reduce the value of the Merger to our shareholders.
- Even if the Merger is completed, the costs to do so may be higher than projected for any number of reasons, reducing the anticipated benefit to our shareholders.

If the combined company does not realize the anticipated benefits from the Merger, the market price of our common stock may decline, and our shareholders may not realize a benefit despite the ownership dilution they will experience in connection with the Merger.

**We could face liquidity and working capital constraints if we are unable to generate sufficient cash flows from operations**

If we are unable to generate sufficient cash flows from operations to service our obligations, we could face liquidity and working capital constraints, which could adversely impact our future operations and growth.

**Failure to extend the term of our credit facility or to obtain alternative financing could result in our inability to borrow funds**

Our credit facility expired on May 12, 2008. In May 2008, we obtained a ninety day extension of the facility to August 11, 2008. Also, on May 23, 2008, we received an option agreement whereby for consideration of certain fees the lender would extend the term of such facility through May 2009, which the Company elected not to execute. The Merger with Model is subject to a number of terms, one of which includes the requirement that the Company and Model obtain a commitment for asset-based loans and term debt facilities in amounts and on terms that are substantially similar to those contemplated by a previous commitment that was obtained in August 2007. That commitment provided for replacement senior credit facilities for us and Model in an aggregate amount of up to $280 million, to be established upon the closing of the Merger, however it expired by its terms in November 2007. A comparable commitment on substantially similar terms and amounts was obtained from the same lender on May 16, 2008. Failure of the Merger to close prior to the expiration of our current credit facility on August 11, 2008 will result in us having to seek an additional extension to the term of our credit facility, or to obtain an alternative source of financing, the success of which no assurance can be given. Although no assurance can be given, management believes that should the merger not be consummated prior to the expiration of the current loan facility scheduled to expire on August 11, 2008, alternative sources of financing would be obtained.

**Failure to comply with covenants in our credit facility could result in our inability to borrow additional funds**

Our credit facility requires us to maintain compliance with various financial covenants. Our ability to meet those covenants can be affected by events beyond our control, and therefore we may be unable to meet those covenants. If our actual results deviate significantly from our projections, we may not be in compliance with the covenants and might not be allowed to borrow under the credit facility or may be required to accelerate repayment. If we were not able to borrow under our credit facility, we would be required to develop an alternative source of liquidity, or to sell additional securities which would result in dilution to existing shareholders. Without a source of financing, we could experience cash flow difficulties and be forced to curtail our then current operations. In May 2008, the fixed charge covenant and the covenant concerning the limitation on capital expenditures were amended with an effective date of February 1, 2008. As a result of these modifications, Perfumania was in compliance with all covenant requirements as of February 2, 2008.

**Perfumania may have problems raising money needed in the future, which could adversely impact operations**

Our growth strategy includes selectively opening and operating new Perfumania retail locations and increasing the average retail sales per store. We may need to obtain funding to achieve our growth strategy. Additional financing may not be available on acceptable terms, if at all. In order to obtain additional liquidity, we might issue additional common stock which could dilute our existing shareholders' ownership interest or we may be required to issue securities with greater rights than those currently possessed by holders of our common stock. We may also be required to take other actions, which may lessen the value of our common stock, including borrowing money on terms that are not favorable.

**We are subject to competition**

Some of Perfumania's competitors sell fragrances at discount prices and some are part of large national or regional chains that have substantially greater resources and name recognition than Perfumania. Perfumania's stores compete on the basis of selling price, customer service, merchandise variety and store location. Many of our current and potential competitors have greater financial, technical, operational, and marketing resources. We may not be able to compete successfully against these competitors in developing our products or services. These factors, as well as demographic trends, economic conditions and discount pricing strategies by competitors, could result in increased competition and could have a material adverse effect on our profitability, operating cash flow, and many other aspects of our business, prospects, results of operations and financial condition.

**Our business is dependent on consumer spending patterns**

Our business is sensitive to a number of factors that influence the levels of consumer spending, including political and economic conditions such as recessionary environments, the levels of disposable consumer income, consumer debt, interest rates and consumer confidence. Declines in consumer spending on fragrances and beauty products could have an adverse effect on our business and our results of operations.

**Perfumania needs to successfully manage its growth**

Perfumania may not be able to sustain growth in revenues. Perfumania's growth is somewhat dependent upon opening and operating new retail stores on a profitable basis, which in turn is subject to, among other things, securing suitable store sites on satisfactory terms, hiring, training and retaining qualified management and other personnel, having adequate capital resources and successfully integrating new stores into existing operations. Circumstances outside our control could negatively affect these anticipated store openings. It is possible that Perfumania's new stores might not achieve sales and profitability comparable to existing stores, and it is possible that the opening of new locations might adversely affect sales at existing locations. The failure to expand by successfully opening new stores as planned or the failure of a significant number of these stores to perform as planned, could have a material adverse effect on our business and our results of operations.

**The market for real estate is competitive**

Our ability to effectively obtain real estate to open new stores depends upon the availability of real estate that meets our criteria, including traffic, square footage, co-tenancies, lease economics, demographics, and other factors, and our ability to negotiate terms that meet our financial targets. In addition, we must be able to effectively renew our existing store leases. Failure to secure real estate locations adequate to meet annual targets, as well as effectively managing the profitability of our existing stores, could have a material adverse effect on our business and our results of operations.

**Perfumania's business is subject to seasonal fluctuations, which could lead to fluctuations in our stock price**

Perfumania has historically experienced and expects to continue experiencing higher sales in the fourth fiscal quarter than in any of the first three fiscal quarters. Purchases of fragrances as gift items increase during the holiday season, which results in significantly higher fourth fiscal quarter retail sales. If our quarterly operating results are below expectations of stock market analysts, our stock price might decline. Sales levels of new and existing stores are affected by a variety of factors, including the retail sales environment, the level of competition, the effect of marketing and promotional programs, acceptance of new product introductions, adverse weather conditions, general economic conditions and other factors beyond our control. Our quarterly results may also vary as a result of the timing of new store openings and store closings, net sales contributed by new stores and fluctuations in comparable sales of existing stores.

**Perfumania may experience shortages of the merchandise it needs because it does not have long-term agreements with suppliers**

Perfumania's success depends to a large degree on our ability to provide an extensive assortment of brand name and designer fragrances. Perfumania has no long-term purchase contracts or other contractual assurance of continued supply, pricing or access to new products. If Perfumania is unable to obtain merchandise from one or more key suppliers on a timely basis or acceptable terms, or if there is a material change in Perfumania's ability to obtain necessary merchandise, our results of operations could be adversely affected.

**Perfumania purchases merchandise from related parties, which may cause a conflict of interest**

Approximately 36%, 35% and 40%, respectively, of Perfumania's total merchandise purchased in fiscal years 2007, 2006 and 2005 were from our affiliates, Model and its subsidiaries, and Parlux. There may be a conflict of interest between our interest in purchasing merchandise at the best price and upon favorable terms and those of our principal shareholders and affiliates in obtaining the best price and favorable terms for their respective companies.

**Perfumania could be subject to litigation because of the merchandising aspect of its business**

Some of the merchandise Perfumania purchases from suppliers might be manufactured by entities who are not the owners of the trademarks or copyrights for the merchandise. The owner of a particular trademark or copyright may challenge Perfumania to demonstrate that the specific merchandise was produced and sold with the proper authority, and if Perfumania is unable to demonstrate this, it could, among other things, be restricted from reselling the particular merchandise or be subjected to other liabilities. This type of restriction could adversely affect Perfumania's business and results of operations.

**Our stock price volatility could result in litigation, substantial cost, and diversion of management's attention**

The price of our common stock has been and likely will continue to be subject to wide fluctuations in response to a number of events, such as:

- quarterly variations in operating results;
- completion of the announced Merger with Model;
- acquisitions, capital commitments or strategic alliances by us or our competitors;
- legal and regulatory matters that are applicable to our business;
- the operating and stock price performances of other companies that investors may deem comparable to us;
- news reports relating to trends in our markets; and
- the amount of shares constituting our public float.

In addition, the stock market in general has experienced significant price and volume fluctuations that often have been unrelated to the performance of specific companies. The broad market fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. Our stock price volatility could result in litigation, including class action lawsuits, which would require substantial monetary cost to defend, as well as the diversion of management attention from day-to-day activities which could negatively affect operating performance. Such litigation could also have a negative impact on the price of our common stock due to the uncertainty and negative publicity associated with litigation.

**We are not in compliance with Nasdaq Listing Rules**

Our common stock is quoted on the Nasdaq Stock Market. As disclosed in our recent SEC filing, we have received written notice from the Nasdaq Stock Market that we are not in compliance with Nasdaq listing rules as a result of our not filing this Annual Report on Form 10-K on a timely basis. As a consequence, our securities may be subject to delisting. We have submitted a hearing request before a Nasdaq Listing Qualifications Panel with respect to the continued listing of our securities which automatically stays the suspension of trading and delisting of our securities pending the issuance of the Panel's decision. We believe that the filing of this Form 10-K brings us into compliance with Nasdaq listing rules.

**Future growth may place strains on our managerial, operational and financial resources**

If we grow as expected, a significant strain on our managerial, operational and financial resources may occur. Future growth or increase in the number of our strategic relationships could strain our managerial, operational and financial resources, inhibiting our ability to achieve the execution necessary to successfully implement our business plan.

**The loss of or disruption in our distribution facility could have a material adverse effect on our sales**

We currently have one distribution facility, which is located in Sunrise, Florida. The loss of, or damage to this facility, as well as the inventory stored therein, would require us to find replacement facilities and assets. In addition, weather conditions, such as natural disasters, including hurricanes, could disrupt our distribution operations. If we cannot replace our distribution capacity and inventory in a timely, cost-efficient manner, it could reduce the inventory we have available for sale, adversely affecting our profitability and operating cash flows.

**Expanding our business through acquisitions and investments in other businesses and technologies presents special risks**

We may expand through the acquisition of and investment in other businesses. Acquisitions involve a number of special problems, including:

- difficulty integrating acquired technologies, operations, and personnel with our existing business;
- diversion of management's attention in connection with both negotiating the acquisitions and integrating the assets;
- the need for additional financing;
- strain on managerial and operational resources as management tries to oversee larger operations; and
- exposure to unforeseen liabilities of acquired companies.

We may not be able to successfully address these problems. Moreover, our future operating results will depend to a significant degree on our ability to successfully manage growth or integrate acquisitions.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

## ITEM 2. PROPERTIES

Our executive offices and distribution center are located in a 179,000 square foot facility in Sunrise, Florida. The facility is leased through December 2017 pursuant to a lease which currently provides for monthly rent of approximately $89,000 with specified increases.

All of Perfumania's retail stores are located in leased premises. Most of the store leases provide for the payment of a fixed amount of base rent plus a percentage of sales, ranging from 3% to 15%, over certain minimum sales levels. Store leases typically require Perfumania to pay its proportionate share of common area expenses, real estate taxes, utility charges, insurance premiums and certain other costs. Some of Perfumania's leases permit the termination of the lease if specified minimum sales levels are not met. See Note 12 to our Consolidated Financial Statements, for additional information with respect to our store leases.

## ITEM 3. LEGAL PROCEEDINGS

We are involved in legal proceedings in the ordinary course of business. Management cannot presently predict the outcome of these matters, although management believes that the ultimate resolution of these matters will not have a materially adverse effect on our financial position, operations or cash flows.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On January 31, 2008, we held our annual meeting of shareholders. At the annual meeting, the shareholders elected Michael W. Katz, Stephen Nussdorf, Carole Ann Taylor, Joseph Bouhadana, and Paul Garfinkle to our Board of Directors. In addition, the shareholders ratified the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2007. The following table reflects the results of the meeting:

**ELECTION OF DIRECTORS:**

| | SHARES VOTED | SHARES VOTED FOR | SHARES WITHHELD | NON-VOTES |
|---|---|---|---|---|
| Michael W. Katz | 2,926,843 | 2,887,272 | 39,571 | 171,769 |
| Stephen Nussdorf | 2,926,843 | 2,886,785 | 40,058 | 172,256 |
| Carole Ann Taylor | 2,926,843 | 2,906,321 | 20,522 | 152,720 |
| Joseph Bouhadana | 2,926,843 | 2,906,321 | 20,522 | 152,720 |
| Paul Garfinkle | 2,926,843 | 2,906,321 | 20,522 | 152,720 |

**RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:**

| SHARES VOTED | SHARES VOTED FOR | SHARES VOTED AGAINST | ABSTAINED | NON-VOTES |
|---|---|---|---|---|
| 2,926,843 | 2,926,843 | 0 | 0 | 132,198 |

## PART II.

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### MARKET INFORMATION

Our common stock is traded on the NASDAQ Stock Market under the symbol ECMV. The following table sets forth the high and low closing sales prices for our common stock for the periods indicated, as reported by the NASDAQ Stock Market.

| FISCAL 2007 | HIGH | LOW |
|---|---|---|
| First Quarter | $31.53 | $23.07 |
| Second Quarter | 27.87 | 21.95 |
| Third Quarter | 26.41 | 19.01 |
| Fourth Quarter | 27.31 | 18.99 |

| FISCAL 2006 | HIGH | LOW |
|---|---|---|
| First Quarter | $21.92 | $16.00 |
| Second Quarter | 23.20 | 10.60 |
| Third Quarter | 16.65 | 8.83 |
| Fourth Quarter | 24.17 | 13.94 |

As of May 12, 2008, there were 48 holders of record which excluded common stock held in street name. The closing sales price for the common stock on May 12, 2008 was $22.27 per share.

### DIVIDEND POLICY

We have not declared or paid any dividends on our common stock and do not currently intend to declare or pay cash dividends in the foreseeable future. Payment of dividends, if any, will be at the discretion of the Board of Directors after taking into account various factors, including our financial condition, results of operations, current and anticipated cash needs and plans for expansion. Perfumania is prohibited from paying cash dividends under its line of credit agreement with GMAC Commercial Finance LLC and Wachovia Bank, National Association.

### EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of February 2, 2008, with respect to our compensation plans under which our equity securities are authorized for issuance.

| | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Plan Category: | (a) | (b) | (c) |
| Equity compensation plans approved by stockholders | 147,696 | $ 12.80 | 663,620 |
| Equity compensation plans not approved by stockholders | — | — | — |
| Total | 147,696 | $ 12.80 | 663,620 |

We currently have two plans which provide for equity-based awards to our employees and directors. Pursuant to the 2000 Stock Option Plan (the "Stock Option Plan") and 2000 Directors Stock Option Plan (the "Directors Plan") (collectively, the "Plans"), 375,000 shares and 30,000 shares of common stock, respectively, were initially reserved for issuance upon exercise of options under the Plans. Additionally, the number of shares available under the Stock Option Plan automatically increases each year by an amount equal to 3% of the shares of common stock of the Company outstanding at the end of the immediate preceding year. Our Board of Directors, or a committee thereof, administers and interprets the Stock Option Plan. The Stock Option Plan provides for the granting of both "incentive stock options" (as defined in Section 422A of the Internal Revenue Code) and non-statutory stock options. Options can be granted under the Stock Option Plan on such terms and at such prices as determined by the Board, except that the per share exercise price of options will not be less than the fair market value of the common stock on the date of grant. Only non-employee directors are eligible to receive options under the Directors Plan. The Directors Plan provides for an automatic grant of an option to purchase 500 shares of common stock upon election as a director of the Company and an automatic grant of 1,000 shares of common stock upon such person's re-election as a director of the Company, in both instances, at an exercise price equal to the fair value of the common stock on the date of grant.

**STOCK PERFORMANCE GRAPH**

The following graph compares the percentage changes in our cumulative total stockholder return on our common stock for the five-year period ended February 2, 2008, with the cumulative total return of (i) the NASDAQ (US Companies) Stock Index and (ii) the NASDAQ Retail Trade Stock Index. The measurement points are the trading day closest to the last day of our respective fiscal year. The information in this graph is based on historical data and is not necessarily indicative of future performance.



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E Com Ventures, Inc.
NASDAQ US Stock Market Index
NASDAQ Retail Trade Stocks


| Fiscal Year | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|---|
| E Com Ventures, Inc. | 100.00 | 379.40 | 392.68 | 454.20 | 635.50 | 664.77 |
| NASDAQ US Stock Market Index | 100.00 | 155.64 | 153.95 | 175.35 | 188.15 | 182.52 |
| NASDAQ Retail Trade Stocks | 100.00 | 146.61 | 175.58 | 190.35 | 207.02 | 185.03 |

**ITEM 6. SELECTED FINANCIAL DATA**

The selected financial data presented below are derived from the Consolidated Financial Statements of the Company and as it relates to each of the four fiscal years ended February 3, 2007, have been restated to reflect the adjustments discussed in Note 3 to the Consolidated Financial Statements. The data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and the Company's Consolidated Financial Statements and related Notes.

Our fiscal year results are based on a fifty-two or fifty-three week retail calendar ending on the Saturday closest to January 31. All references herein to fiscal years are to the calendar year in which the fiscal year begins; for example, fiscal year 2007 refers to the fiscal year that began on February 4, 2007 and ended on February 2, 2008. With the exception of fiscal year 2006 which contains fifty-three weeks, all fiscal years presented below contain fifty-two weeks. Our comparable store sales relate to retail stores that have been open for one year or more. For fiscal year 2006, this comparison was adjusted to a fifty-two week basis by excluding the sales of the fifty-third week.

| | | FISCAL YEAR ENDED | | | |
|---|---|---|---|---|---|
| | FEBRUARY 2, 2008 | FEBRUARY 3, 2007 (as restated) | JANUARY 28, 2006 (as restated) | JANUARY 29, 2005 (as restated) | JANUARY 31, 2004 (as restated) |
| | *(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)* | | | | |
| STATEMENT OF INCOME DATA: | | | | | |
| Net sales, retail division | $ 244,020 | $ 229,783 | $ 215,841 | $ 201,425 | $ 198,479 |
| Net sales, wholesale division | 57,815 | 13,826 | 17,853 | 23,578 | 14,089 |
| Total net sales | 301,835 | 243,609 | 233,694 | 225,003 | 212,568 |
| Gross profit, retail division | 108,614 | 102,976 | 95,354 | 90,049 | 81,923 |
| Gross profit, wholesale division | 3,251 | 954 | 1,147 | 1,288 | 1,454 |
| Total gross profit | 111,865 | 103,930 | 96,501 | 91,337 | 83,377 |
| Selling, general and administrative expenses | 99,974 | 89,004 | 81,006 | 78,892 | 82,999 |
| Depreciation and amortization | 6,197 | 4,797 | 4,830 | 5,680 | 5,858 |
| Expenses incurred in connection with change of control | — | — | — | — | 4,931 |
| Total operating expenses | 106,171 | 93,801 | 85,836 | 84,572 | 93,788 |
| Income (loss) from operations | 5,694 | 10,129 | 10,665 | 6,765 | (10,411) |
| Other income (expense) | | | | | |
| Interest expense | (4,728) | (4,495) | (3,877) | (3,326) | (2,153) |
| Realized loss on investments | — | — | — | — | (172) |
| Income (loss) before income taxes | 966 | 5,634 | 6,788 | 3,439 | (12,736) |
| Income tax (provision) benefit | (960) | (1,244) | 8,471 | (150) | — |
| Net income (loss) | $ 6 | $ 4,390 | $ 15,259 | $ 3,289 | $ (12,736) |
| Weighted average shares outstanding: | | | | | |
| Basic | 3,058,797 | 3,000,471 | 2,949,146 | 2,832,107 | 2,454,340 |
| Diluted | 3,058,797 | 3,505,890 | 3,463,480 | 3,001,844 | 2,454,340 |
| Basic net income (loss) per share | $ — | $ 1.46 | $ 5.17 | $ 1.16 | $ (5.19) |
| Diluted net income (loss) per share | $ — | $ 1.38 | $ 4.51 | $ 1.11 | $ (5.19) |
| BALANCE SHEET DATA: | | | | | |
| Working capital (deficiency) | $ (2,722) | $ 10,528 | $ 12,033 | $ 1,909 | $ (9,364) |
| Total assets | 159,835 | 124,722 | 112,758 | 105,459 | 89,909 |
| Long-term debt, less current portion | 7,190 | 12,553 | 12,898 | 12,972 | 7,746 |
| Total shareholders' equity | 35,861 | 35,742 | 30,543 | 12,370 | 7,394 |
| SELECTED OPERATING DATA: | | | | | |
| Number of stores open at end of period | 303 | 267 | 239 | 223 | 232 |
| Comparable store sales increase | 2.9% | 2.3% | 5.8% | 1.8% | 1.1% |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

### RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of our 2006 financial statements, we identified errors in the accounting for operating leases and the period of amortization of leasehold improvements.

Under accounting principles generally accepted in the United States of America ("GAAP"), rent expense is amortized on a straight-line basis over the term of the lease. In prior periods, we had determined that the term of the lease begins on the commencement date of the lease, which generally coincides with the store opening date. We have re-evaluated FASB Technical Bulletin No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases" and other guidance provided by the SEC and determined that the lease term for amortization purposes should commence on the date we take physical possession of the leased space to commence construction of leasehold improvements, which is generally two months prior to a store opening date. We have restated our previously reported financial statements in connection with our accounting for rent expense. Rent expense is included in selling, general and administrative expenses on our consolidated statements of operations.

We have also reviewed our leasehold improvements to ensure amortization over the shorter of their economic lives or their lease term. In prior periods, in determining the lease terms, in addition to the initial term, we had included one anticipated renewal term even if the lease did not have a stated renewal option. We have adjusted our lease terms for purposes of calculating amortization of leasehold improvements to include a renewal term only if that renewal option is specified in the lease agreement and that exiting the lease after the initial term would result in economic loss and therefore normally we anticipate exercising the respective renewal option.

The restatement resulted in a decrease in net income of $0.1 million in fiscal year 2006, an increase in net income of $1.0 million in fiscal year 2005 and a decrease in net income of $2.7 million for all years prior to fiscal year 2005, with a corresponding increase to the accumulated deficit as of January 29, 2005. The majority of the adjustments relate to periods prior to fiscal year 2005.

See Note 3 to the Consolidated Financial Statements for a summary of the effects of the restatement. This Management's Discussion and Analysis of Financial Condition and Results of Operation gives effect to the restatement.

### GENERAL

Perfumania's retail division accounts for most of our net sales and gross profit. Perfumania's overall profitability depends principally on our ability to purchase a wide assortment of merchandise at favorable prices, attract customers and successfully conclude retail sales. Other factors affecting our profitability include general economic conditions, competition, availability of volume discounts, number of stores in operation, timing of store openings and closings and the effect of special promotions offered by Perfumania.

The following table sets forth selected items from our Consolidated Statements of Operations expressed as a percentage of total net sales for the periods indicated:

## PERCENTAGE OF NET SALES

| | FISCAL YEAR | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Total net sales | 100.0% | 100.0% | 100.0% |
| Total gross profit | 37.1 | 42.7 | 41.3 |
| Selling, general and administrative expenses | 33.1 | 36.5 | 34.6 |
| Depreciation and amortization | 2.1 | 2.0 | 2.1 |
| Total operating expenses | 35.2 | 38.5 | 36.7 |
| Income from operations | 1.9 | 4.2 | 4.6 |
| Other expense: | | | |
| Interest expense | (1.6) | (1.9) | (1.7) |
| Income before income taxes | 0.3 | 2.3 | 2.9 |
| Income tax (provision) benefit | (0.3) | (0.5) | 3.6 |
| Net income | 0.0% | 1.8% | 6.5% |

## CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of these statements requires management to make judgments and estimates. As such, some accounting policies have a significant impact on amounts reported in these financial statements. The judgments and estimates made can significantly affect results. Materially different amounts would be reported under different conditions or by using different assumptions. A summary of significant accounting policies can be found in Note 2 to the Consolidated Financial Statements.

We consider an accounting policy to be critical if it is both important to the portrayal of the Company's financial condition and results, and requires significant judgment and estimates by management in its application. We have identified certain accounting policies that we consider critical to our business and our results of operations and have provided below additional information on those policies.

### Inventory Adjustments and Writeoffs

Inventories are stated at the lower of cost or market, with cost being determined on a weighted average cost basis. We review our inventory on a regular basis for excess and potentially slow moving inventory based on prior sales, forecasted demand, historical experience and through specific identification of obsolete or damaged merchandise and we record adjustments to reduce the carrying value of inventory to the lower of cost or market in accordance with our assessment. If there are material changes to these estimates, additional writeoffs could be necessary. Inventory shrinkage is estimated and accrued between physical inventory counts.

### Impairment of Long-Lived Assets

When events or changes in circumstances indicate that the carrying values of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to projected future cash flows in addition to other quantitative and qualitative analyses. Inherent in this process is significant management judgment as to the projected cash flows. Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss as a charge against current operations. Property and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for retail assets are identified at the individual store level. Factors that could trigger an impairment review include a significant underperformance relative to expected historical or projected future operating results, or a significant negative industry or economic trend. Judgments are also made as to whether under-performing stores should be closed. Even if a decision has been made not to close an under-performing store, the assets at that store may be impaired. If there are material changes to these judgments or estimates, additional charges could be necessary.

Valuation of Deferred Tax Assets

Statement of Financial Accounting Standard ("SFAS") No. 109, *"Accounting for Income Taxes,"* requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent we believe it is more likely than not that a portion of these assets will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets including our recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carry-forward periods available to us for tax reporting purposes and other relevant factors. The range of possible judgments relating to the valuation of our deferred tax assets is very wide. Significant judgment is required in making these assessments and it is very difficult to predict when, if ever, our assessment may conclude that the remaining portion of our deferred tax assets is realizable.

## FISCAL YEAR 2007 COMPARED TO FISCAL YEAR 2006

### Management Overview

During fiscal year 2007 we realized our fourth consecutive year of net income. We have achieved these positive operating results due to increases in retail and wholesale sales, an improvement in the product mix and selection at our retail stores, opening new stores and closing underperforming stores. In addition, at the retail level, in order to increase sales we have focused our efforts on increasing the average dollar sale per transaction and the number of units sold per transaction. The Company has an accumulated deficit of approximately $34.8 million at February 2, 2008.

Our continued goal is to increase the number of our stores, either by opening new ones in markets that present opportunities for growth or by acquiring smaller fragrance retailers. We believe there are numerous opportunities for retail locations domestically and are focused on expansion in markets where we either have a presence or in new geographic regions, where the population density and the demographics support a cluster of stores.

### Revenues:

| | For the year ended ($ in thousands) | | | | |
|---|---|---|---|---|---|
| | February 2, 2008 | Percentage of Revenues | February 3, 2007 | Percentage of Revenues | Percentage Increase (Decrease) |
| Retail | $ 244,020 | 80.8% | $ 229,783 | 94.3% | 6.2% |
| Wholesale | 57,815 | 19.2% | 13,826 | 5.7% | 318.2% |
| Total Revenues | $ 301,835 | 100.0% | $ 243,609 | 100.0% | 23.9% |

In fiscal year 2007 total Company revenues increased by $58.2 million or 23.9% versus prior year. Retail sales increased by $14.2 million or 6.2% primarily as a result of the increase in the number of retail stores in operation. Fiscal year 2007 had fifty-two weeks versus fifty-three weeks in fiscal year 2006. Retail sales numbers for fiscal year 2006 include this additional week. The average number of stores operated increased from 250 during fiscal year 2006 to 283 in fiscal year 2007. Comparable store sales increased by 2.9%. The comparable store sales calculation measures sales results from stores that have been open for one year or more. Comparable store sales growth percentages were calculated excluding the extra week of fiscal year 2006. While the average retail price per unit sold during fiscal year 2007 increased 6.3% versus 2006, the total number of units sold remained virtually unchanged. We attribute the increase in the average retail price per unit sold to changes in our product mix and increases in the retail selling prices on selected merchandise. The number of units sold was affected by softness in the United States economy and resulting weak mall traffic in 2007.

Wholesale sales increased by $44.0 million or 318.2% from $13.8 million in fiscal year 2006 to $57.8 million in fiscal year 2007. Virtually all wholesale sales are made to Quality King Fragrances, a subsidiary of Model. The increase in wholesale sales is due to significantly more merchandise availability at better prices than had been available from our suppliers during fiscal year 2006 and an increase in the demand of Model and its subsidiaries needs. Through our supplier relationships, we are able to obtain certain merchandise at better prices and quantities than Quality King Fragrances. Wholesale sales are expected to fluctuate due to market conditions, the availability of desirable merchandise and the demand of our wholesale customers, including Model. The volume of wholesale sales in fiscal year 2007 was significantly higher than any of our most recent five years, and should not necessarily be considered indicative of wholesale sales volume to be expected in future quarters or years. See further discussion at Note 6 to our Consolidated Financial Statements.

**Cost of Goods Sold:**

Cost of goods sold include the cost of merchandise sold, inventory valuation adjustments, inventory shortages, damages and freight charges.

| | For the year ended ($ in thousands) | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | Percentage Increase (Decrease) |
| Retail | $ 135,405 | $ 126,808 | 6.8% |
| Wholesale | 54,564 | 12,871 | 323.9% |
| Total cost of goods sold | $ 189,969 | $ 139,679 | 36.0% |

**Gross Profit:**

| | For the year ended ($ in thousands) | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | Percentage Increase (Decrease) |
| Retail | $ 108,614 | $ 102,975 | 5.5% |
| Wholesale | 3,251 | 954 | 240.7% |
| Total gross profit | $ 111,865 | $ 103,929 | 7.6% |

Total gross profit increased principally as a result of higher sales in both the wholesale and retail divisions. In calculating gross profit, we exclude the costs related to our distribution center. These costs are included in selling, general and administrative expenses. Our gross profit and gross profit percentages may not be comparative to other retailers, which may include the costs related to their distribution network in costs of goods sold, rather than selling, general and administrative expenses.

**Gross Profit Margin Percentages:**

| | For the year ended | |
|---|---|---|
| | February 2, 2008 | February 3, 2007 |
| Retail | 44.5% | 44.8% |
| Wholesale | 5.6% | 6.9% |
| Gross profit margin | 37.1% | 42.7% |

The decrease in gross margin on retail sales resulted principally from increased promotional activities during the fourth quarter of fiscal year 2007, offset to a lesser extent by increases in retail selling prices on selected merchandise. Promotional activities were increased during the fourth quarter due to an anticipated decrease in mall traffic as economic conditions slowed.

**Operating Expenses:**

Selling, general and administrative expenses include payroll and related benefits for our store operations, field management, distribution center and corporate office; rent, common area maintenance, real estate taxes and utilities for our stores, distribution center and corporate office; advertising, insurance, supplies, professional fees and other administrative expenses. The Company's distribution center costs which are included in selling, general and administrative expenses in fiscal years 2007 and 2006 were approximately $2.8 million and $2.6 million, respectively.

| | For the year ended ($ in thousands) | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | Percentage Increase (Decrease) |
| Selling, general and administrative | $ 99,974 | $ 89,004 | 12.3% |
| Depreciation and amortization | 6,197 | 4,797 | 29.2% |
| Total operating expenses | 106,171 | 93,801 | 13.2% |
| Income from operations | $ 5,694 | $ 10,129 | (43.8%) |

The majority of our selling, general and administrative expenses relate to the retail division. The increase in selling, general and administrative expenses is attributable primarily to the increase in the number of new stores and the additional payroll, occupancy and store opening expenses needed to operate these stores. Of the total $11.0 million increase in selling, general and administrative expenses in fiscal year 2007, $4.4 million related to stores that opened during 2007 and $3.6 is attributable to stores that opened during 2006 which were open for a full year in 2007. In addition, $1.2 million relates to Merger expenses incurred in fiscal year 2007. These expenses consist primarily of financial advisory, legal and due diligence fees. As a percentage of retail sales, selling, general and administrative expenses increased from 38.7% to 41.0%, largely due to the opening of these new stores and the above Merger expenses. In fiscal 2007, the 75 new stores that were opened during fiscal years 2007 and 2006 in the aggregate negatively impacted income from operations, in part as a result of lower than expected sales.

Depreciation and amortization expenses in fiscal year 2007 increased by $1.4 million from fiscal year 2006 primarily as a result of property and equipment additions associated with the opening of new retail stores.

**Other Expenses:**

| | For the year ended ($ in thousands) | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | Percentage Increase |
| Interest expense | $ 4,728 | $ 4,495 | 5.2% |

The increase in interest expense is due to higher interest rates on average in 2007 compared with 2006. The interest rates on the majority of the Company's borrowings are at variable rates. Also, the average balance on the Company's credit facility increased to $40.3 million in 2007 compared to $34.3 million in 2006, while the balance on the subordinated convertible note payable to affiliate was unchanged.

**Income Tax Provision:**

| | For the year ended ($ in thousands) | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | Percentage Decrease |
| Income tax provision | $ (960) | $ (1,244) | (22.8)% |

The effective tax rate in fiscal year 2007 differs from the federal statutory rate due to non-deductible permanent items, primarily expenses incurred related to the merger with Model.

**FISCAL YEAR 2006 COMPARED TO FISCAL YEAR 2005**

**Revenues:**

| | For the year ended ($ in thousands) | | | | |
|---|---|---|---|---|---|
| | February 3, 2007 | Percentage of Revenues | January 28, 2006 | Percentage of Revenues | Percentage Increase (Decrease) |
| Retail | $ 229,783 | 94.3% | $ 215,841 | 92.4% | 6.5 % |
| Wholesale | 13,826 | 5.7% | 17,853 | 7.6% | (22.6)% |
| Total Revenues | $ 243,609 | 100.0% | $ 233,694 | 100.0% | 4.2 % |

In fiscal year 2006, total Company revenues increased by $9.9 million or 4.2% versus prior year. Retail sales increased by $13.9 million or 6.5%; 1.3% of this total is related to the fifty-third week of year 2006. When we exclude the effect of the fifty-third week, retail sales increased by 5.2% and comparable store sales increased by 2.3%. The comparable store sales calculation measures sales results from stores that have been open for one year or more. The average number of stores operated increased from 234 during fiscal year 2005 to 250 in fiscal year 2006. The improvements in retail sales during fiscal year 2006 is due to the greater availability of merchandise brands, the quantity of products available for sale and the offer to our customers of more competitive retail prices. The result was an increase in the number of customer transactions, the average dollar sale per transaction and the retail selling prices on selected merchandise.

Wholesale sales decreased by $4.0 million or 22.6% as demand for certain wholesale products were less than anticipated and less than the prior year. Virtually, all wholesale sales are made to Quality King Fragrances, a subsidiary of Model. Through our supplier relationships, we are able to obtain certain merchandise at better prices and quantities than Quality King Fragrances.

**Cost of Goods Sold:**

Cost of goods sold include the cost of merchandise sold, inventory valuation adjustments, inventory shortages, damages and freight charges.

| | For the year ended ($ in thousands) | | |
|---|---|---|---|
| | February 3, 2007 | January 28, 2006 | Percentage Increase (Decrease) |
| Retail | $ 126,808 | $ 120,487 | 5.2% |
| Wholesale | 12,872 | 16,706 | (23.0)% |
| Total cost of goods sold | $ 139,680 | $ 137,193 | 1.8% |

**Gross Profit:**

| | For the year ended ($ in thousands) February 3, 2007 | January 28, 2006 | Percentage Increase (Decrease) |
|---|---|---|---|
| Retail | $ 102,975 | $ 95,354 | 8.0% |
| Wholesale | 954 | 1,147 | (16.8)% |
| Total gross profit | $ 103,929 | $ 96,501 | 7.7% |

Total gross profit increased principally as a result of higher sales and gross profit in the retail division offset by lower sales and lower gross profit in the wholesale division. In calculating gross profit, we exclude the costs related to our distribution center. These costs are included in selling, general and administrative expenses.

**Gross Profit Margin Percentages:**

| | For the year ended February 3, 2007 | January 28, 2006 |
|---|---|---|
| Retail | 44.8% | 44.2% |
| Wholesale | 6.9% | 6.4% |
| Gross profit margin | 42.7% | 41.3% |

The increase in gross margin on retail sales resulted principally from increases in retail selling prices on selected merchandise as well as lower cost of merchandise realized over the past twelve months.

**Operating Expenses:**

Selling, general and administrative expenses include payroll and related benefits for our store operations, field management, distribution center and corporate office; rent, common area maintenance, real estate taxes and utilities for our stores, distribution center and corporate office; advertising, insurance, supplies, professional fees and other administrative expenses. The Company's distribution center costs which are included in selling, general and administrative expenses in fiscal years 2006 and 2005 were approximately $2.6 million and $2.4 million, respectively.

| | For the year ended ($ in thousands) February 3, 2007 | January 28, 2006 | Percentage Increase (Decrease) |
|---|---|---|---|
| Selling, general and administrative | $ 89,004 | $ 81,006 | 9.9% |
| Depreciation and amortization | 4,797 | 4,830 | (0.7)% |
| Total operating expenses | 93,801 | 85,836 | 9.3% |
| Income from operations | $ 10,129 | $ 10,665 | (5.0)% |

The majority of our selling, general and administrative expenses relate to the retail division. The increase in selling, general and administrative expenses is attributable primarily to the increase in the number of new stores and the additional payroll, occupancy and store opening expenses needed to operate these stores. As a percentage of retail sales, selling, general and administrative expenses increased from 37.5% to 38.7%, largely due to the opening of these new stores. In fiscal 2006, the 36 new stores that were opened in the aggregate negatively impacted income from operations, in part as a result of lower than expected sales, whereas in fiscal 2005, the 23 new stores opened in that year in the aggregate contributed positive income from operations. Also, in fiscal 2006 we accrued $0.8 million for the settlement of a legal complaint filed against the Company.

Depreciation and amortization expenses in fiscal year 2006 were reduced by $0.3 million from fiscal year 2005 primarily as a result of property and equipment associated with older retail stores and software costs associated with year 2000 upgrades that have become fully amortized.

**Other Expenses:**

| | For the year ended ($ in thousands) | | |
|---|---|---|---|
| | February 3, 2007 | January 28, 2006 | Percentage Increase |
| Interest expense | $ 4,495 | $ 3,877 | 15.9% |

The increase in interest expense is due to higher interest rates in 2006 compared with 2005, as the average balance on the Company's credit facility decreased and the balance on the subordinated convertible note payable to affiliates was unchanged. The interest rates on the majority of the Company's borrowings are at variable rates.

**Income Tax (Provision) Benefit:**

| | For the year ended ($ in thousands) | |
|---|---|---|
| | February 3, 2007 | January 28, 2006 |
| Income tax (provision) benefit | $ (1,244) | $ 8,471 |

In fiscal year 2006, management determined that it is more likely than not that certain deferred tax assets of the Company's Puerto Rican subsidiary, which previously had a full valuation allowance, will be realized. Accordingly, the reversal of the valuation allowance on these assets of approximately $2.7 million has been reflected as a benefit in the tax provision for fiscal year 2006. Also, in fiscal year 2006, the Company recorded an adjustment to the net operating losses of its Puerto Rican subsidiary of approximately $1.8 million as a result of an ongoing Puerto Rican tax audit, which resulted in a decrease to the gross deferred tax asset for the Puerto Rican net operating loss but also resulted in a corresponding decrease to the valuation allowance for this item.

Income tax benefits recorded in fiscal year 2005 resulted from management's assessment that it was more likely than not that the Company would realize the benefit of certain deferred tax assets. The prior year's valuation allowance was reduced by approximately $11.9 million during the year ending January 28, 2006 due to management's determination that approximately $10.3 million of the Company's deferred tax assets would be utilized. As a result of the reversal of the valuation allowance from the prior fiscal year, a net tax benefit of $8.5 million was reflected in our financial statements for fiscal year 2005.

## LIQUIDITY AND CAPITAL RESOURCES

Our principal capital requirements for operating purposes are to fund Perfumania's inventory purchases, open new stores and renovate existing stores. During fiscal years 2007 and 2006, we financed these requirements primarily through cash flows from operations, borrowings under our line of credit and credit terms from our vendors, including extended terms from our affiliates.

A summary of our cash flows for the year ended February 2, 2008 is as follows (in thousands):

| | |
|---|---|
| Summary Cash Flow Information: | |
| Cash provided by operating activities | $ 8,734 |
| Cash used in investing activities | (14,593) |
| Cash provided by financing activities | 5,611 |
| Decrease in cash and cash equivalents | (248) |
| Cash and cash equivalents, February 3, 2007 | 1,283 |
| Cash and cash equivalents. February 2, 2008 | $ 1,035 |

Perfumania's senior secured credit facility provides for borrowings of up to $60 million, depending on the Company's levels of eligible inventories and expired on May 12, 2008. In May 2008, we obtained a ninety day extension of our current facility to August 11, 2008. Advances under the line of credit are based on a formula of eligible inventories and bear interest at a floating rate ranging from (a) prime to prime plus 1.25% or (b) LIBOR plus 2.5% to 3.75% depending on a financial ratio test. As of February 2, 2008, $32.8 million was outstanding under the line of credit and $18.1 million was available to support normal working capital requirements and other general corporate purposes based upon our eligible borrowing base, net of the restrictions concerning minimum undrawn availability discussed below. Advances are secured by a first lien on all assets of Perfumania. The credit facility contains limitations on additional borrowings, capital expenditures and other items, and contains various covenants including a fixed charge coverage ratio, a leverage ratio and capital expenditure limits as defined. The credit facility also prohibits us from paying cash dividends. In June 2007, the minimum undrawn availability, as defined, was amended so that Perfumania is required to maintain at all times, a minimum undrawn availability of not less than $5,000,000 and shall maintain a monthly average undrawn availability, as defined, of not less than $7,500,000. In May 2008, the fixed charge covenant and the covenant concerning the limitation on capital expenditures were amended with an effective date of February 1, 2008. As a result of these modifications, Perfumania was in compliance with all covenant requirements as of February 2, 2008.

As previously stated, the credit facility expired on May 12, 2008. In May 2008, we obtained a ninety day extension of our current facility to August 11, 2008. As discussed above, the Merger with Model is subject to a number of terms, one of which includes the requirement that the Company and Model obtain a commitment for asset-based loans and term debt facilities in amounts and on terms that are substantially similar to those contemplated by a previous commitment that was obtained in August 2007. That commitment provided for replacement senior credit facilities for us and Model in an aggregate amount of up to $280 million, to be established upon the closing of the Merger. That commitment expired by its terms in November 2007. A comparable commitment on substantially similar terms and amounts was obtained from the same lender on May 16, 2008. Failure of the Merger to close prior to the expiration of our current credit facility on August 11, 2008 will result in us having to seek an additional extension to the term of this facility, or to obtain an alternative source of financing, both of which management believes it would be able to obtain, however no assurance can be given that management's efforts would be successful.

In March 2004, the Nussdorfs provided a $5,000,000 subordinated secured demand loan to Perfumania. The demand loan bore interest at the prime rate plus 1%, required quarterly interest payments and was secured by a security interest in Perfumania's assets pursuant to a Security Agreement, by and among Perfumania and the Nussdorfs. There were no prepayment penalties and the loan was subordinate to all bank related indebtedness. In December 2004, we issued a Subordinated Convertible Note (the "Note") in exchange for the $5,000,000 subordinated secured demand loan. The Note bears interest at the prime rate plus 1%, requires quarterly interest payments and is secured by a security interest in the Company's assets pursuant to a Security Agreement, by and among the Company and the Nussdorfs. There are no prepayment penalties and the Note is subordinate to all bank related indebtedness. The Note was initially payable in January 2007, however it was modified in January 2006 to extend the due date to January 2009. The Note allows the Nussdorfs to convert the Note into shares of our common stock at a conversion price of $11.25, which equaled the closing market price of the Company's common stock on the date the Note was issued. Our inability to extend the due date of the note beyond January 2009 may negatively impact our ability to finance our business.

In fiscal year 2007, net cash provided by operating activities was approximately $8.7 million and was generated primarily by net earnings adjusted for non-cash depreciation and amortization expenses, an increase in accounts payable, affiliates, due to the timing of payments to affiliates, offset by an increase in our inventory levels. Our inventory levels increased primarily due to the opening of 39 new stores in fiscal year 2007 as well as new vendor relationships developed with direct manufacturers in 2007 which has resulted in increased availability of additional desirable fragrance brands.

Net cash used in investing activities in fiscal year 2007 was approximately $14.6 million. Investing activities generally represent spending for new store openings and the renovation of existing stores. During fiscal year 2007 we opened 39 new stores and remodeled 52 stores. We intend to continue improving the appearance of our existing stores and opening new stores in markets that present opportunities for growth to the Company. Although no assurance can be given, we anticipate that we will open approximately 45 new stores and remodel up to 55 stores in fiscal year 2008 and expect capital expenditures to be in the range of $14 to $16 million in fiscal year 2008, providing we obtain the necessary consents from our primary lender.

In fiscal year 2007, net cash provided by financing activities was approximately $5.6 million, primarily due to the increase in our net bank borrowings. The increase was due primarily due to the increase in vendor payments at year-end 2007 compared with 2006. Payments to vendors are funded by bank borrowings which increases our cash provided by financing activities.

Management believes that Perfumania's borrowing capacity under either the replacement senior credit facility to be established upon the closing of the Merger or under its current credit facility, providing an additional extension is received should the Merger not occur, projected cash flows from operations, other short term borrowings and credit terms from vendors will be sufficient to support our working capital needs, capital expenditures and debt service for the foreseeable future. However, there can be no assurance that management's plans and expectations will be successful.

Following is a table which provides a summary concerning our future contractual obligations as of February 2, 2008. Certain of these obligations are reflected in our consolidated balance sheet as of February 2, 2008, while others are disclosed as future obligations.

| | Payments due by period ($ in thousands) | | | | |
|---|---|---|---|---|---|
| Contractual Obligations | Total | less than 1 year | 1-3 years | 3-5 years | more than 5 years |
| Bank line of credit | $ 32,841 | $ 32,841 | — | — | — |
| Subordinated convertible note payable affiliate (1) | 5,323 | 5,323 | — | — | — |
| Capital lease obligations (1) | 12,858 | 1,210 | 2,472 | 2,653 | 6,523 |
| Operating lease obligations (2) | 110,371 | 19,129 | 33,156 | 25,172 | 32,914 |
| Total | $161,393 | $ 58,503 | $35,628 | $27,825 | $ 39,437 |

(1) Amounts include principal maturities and expected interest payments. Rates utilized to determine interest payments for variable rate debt are based on an estimate of future interest rates.

(2) Maintenance, real estate taxes and contingent rent obligations are excluded.

## OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements as defined by Item 303 (a)(4) of Regulation S-K.

## SEASONALITY AND QUARTERLY RESULTS

Our operations historically have been seasonal, with higher sales in the fourth fiscal quarter than the other three fiscal quarters. Significantly higher fourth quarter retail sales result from increased purchases of fragrances as gift items during the holiday season. Our quarterly results may vary due to the timing of new store openings, net sales contributed by new stores and fluctuations in comparable sales of existing stores. Results of any interim period are not necessarily indicative of the results that may be expected during a full fiscal year.

## RECENT ACCOUNTING STANDARDS

In March 2008, the FASB issued SFAS 161, "*Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133*" ("SFAS 161"). SFAS 161 requires enhanced disclosures regarding derivatives and hedging activities, including: (a) the manner in which an entity uses derivative instruments; (b) the manner in which derivative instruments and related hedged items are accounted for under Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Insıruments and Hedging Activities*"; and (c) the effect of derivative instruments and related hedged items on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. As SFAS 161 relates specifically to disclosures, it will have no impact on our results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS 141(R), "*Business Combinations*" ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquiree. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are in the process of evaluating the effect that the adoption of SFAS 141(R) will have on our results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS 160, "*Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.*" ("SFAS 160"). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. We are in the process of evaluating the effect that the adoption of SFAS 160 will have on our results of operations, financial position and cash flows.

In February 2007, the FASB issued SFAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115*" ("SFAS 159"). SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal 2008. The Company concluded that the adoption of SFAS 159 will not have a material effect on our results of operations, financial position and cash flows.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for the first interim period beginning in fiscal 2008 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements. In November 2007, the FASB provided a one year deferral for the implementation of SFAS 157 for other nonfinancial assets and liabilities. We do not expect the adoption of SFAS 157 to have a material effect on our results of operations, financial position and cash flows.

**CHANGES IN FOREIGN EXCHANGE RATES; INFLATION**

Although large fluctuations in foreign exchange rates could have a material effect on the prices we pay for products purchased from outside the United States, such fluctuations have not been material to our results of operations to date. Transactions with foreign suppliers are denominated in United States dollars. We believe inflation has not had a material impact on our results of operations and we are generally able to pass through cost increases by increasing sales prices.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We conduct business in the United States where the functional currency of the country is the United States dollar. As a result, we are not at risk to any foreign exchange translation exposure on a prospective basis.

Our exposure to market risk for changes in interest rates relates primarily to our bank line of credit. The bank line of credit bears interest at a variable rate, as discussed above under "Liquidity and Capital Resources". We mitigate interest rate risk by continuously monitoring the interest rates and reacting to changes in LIBOR and prime rates. As a result of borrowings associated with our operating and investing activities, we are exposed to interest rate risk. As of February 2, 2008 and February 3, 2007, our primary source of funds for working capital and other needs is a line of credit that provides for borrowings up to $60 million.

Of the $45.4 million and $39.8 million of short-term and long-term borrowings on our balance sheet as of February 2, 2008 and February 3, 2007, respectively, approximately 16.7% and 19.9%, respectively, represented fixed rate instruments. The line of credit bears interest at a floating rate ranging from (a) prime to prime plus 1.25%, or (b) LIBOR plus 2.5% to 3.75% depending on financial ratio tests. For fiscal year 2007, the credit facility bore interest at an average rate of 8.1%. A hypothetical 10% adverse move in interest rates would have increased fiscal year 2007 interest expense by approximately $0.3 million.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial information and the supplementary data required in response to this Item are as follows:



Supplemental schedules have been omitted, as all required information is disclosed or not applicable.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
E Com Ventures, Inc.
Sunrise, Florida

We have audited the accompanying consolidated balance sheets of E Com Ventures, Inc. and subsidiaries (the "Company") as of February 2, 2008 and February 3, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 2, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E Com Ventures, Inc. and subsidiaries as of February 2, 2008 and February 3, 2007, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the accompanying consolidated financial statements for the years ended February 3, 2007 and January 28, 2006 have been restated.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 5, 2008

## E COM VENTURES, INC. AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS

| | FEBRUARY 2, 2008 | FEBRUARY 3, 2007 (AS RESTATED, SEE NOTE 3) |
|---|---|---|
| ASSETS: | | |
| Current assets: | | |
| Cash | $ 1,035,073 | $ 1,282,546 |
| Trade receivables, no allowance required | 1,057,499 | 954,664 |
| Deferred tax asset-current | 2,261,856 | 2,821,584 |
| Inventories, net | 107,479,019 | 78,427,029 |
| Prepaid expenses and other current assets | 2,228,013 | 3,469,201 |
| Total current assets | 114,061,460 | 86,955,024 |
| Property and equipment, net | 36,587,935 | 28,246,433 |
| Goodwill | 1,904,448 | 1,904,448 |
| Deferred tax asset: non-current | 6,980,518 | 7,228,179 |
| Other assets, net | 300,250 | 388,099 |
| Total assets | $ 159,834,611 | $ 124,722,183 |
| LIABILITIES AND SHAREHOLDERS' EQUITY: | | |
| Current liabilities: | | |
| Accounts payable - non affiliates | $ 19,609,065 | $ 16,748,142 |
| Accounts payable - affiliates | 48,650,294 | 24,110,130 |
| Accrued expenses and other liabilities | 10,327,794 | 8,304,225 |
| Bank line of credit | 32,840,872 | 26,919,115 |
| Subordinated convertible note payable - affiliate | 5,000,000 | — |
| Current portion of obligations under capital leases | 355,376 | 345,424 |
| Total current liabilities | 116,783,401 | 76,427,036 |
| Subordinated convertible note payable - affiliate | — | 5,000,000 |
| Long-term portion of obligations under capital leases | 7,190,268 | 7,552,915 |
| Total liabilities | 123,973,669 | 88,979,951 |
| Commitments and contingencies (See Note 12) | | |
| Shareholders' equity: | | |
| Preferred stock, $0.10 par value, 1,000,000 shares authorized, none issued | — | — |
| Common stock, $.01 par value, 6,250,000 shares authorized; 3,957,290 and 3,950,664 shares issued at fiscal year-end 2007 and 2006, respectively | 39,573 | 39,507 |
| Additional paid-in capital | 79,182,694 | 79,069,780 |
| Accumulated deficit | (34,784,381) | (34,790,111) |
| Treasury stock, at cost, 898,249 shares | (8,576,944) | (8,576,944) |
| Total shareholders' equity | 35,860,942 | 35,742,232 |
| Total liabilities and shareholders' equity | $ 159,834,611 | $ 124,722,183 |

See accompanying notes to consolidated financial statements.

# E COM VENTURES, INC. AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF OPERATIONS

| | FOR THE FISCAL YEAR ENDED | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 (as restated, see Note 3) | January 28, 2006 (as restated, see Note 3) |
| Net sales to: | | | |
| Unrelated customers | $244,119,470 | $ 229,985,494 | $ 215,849,482 |
| Affiliates | 57,715,160 | 13,623,604 | 17,844,599 |
| | 301,834,630 | 243,609,098 | 233,694,081 |
| Cost of goods sold to: | | | |
| Unrelated customers | 135,507,782 | 126,983,531 | 120,490,161 |
| Affiliates | 54,461,686 | 12,695,946 | 16,702,761 |
| | 189,969,468 | 139,679,477 | 137,192,922 |
| Gross profit | 111,865,162 | 103,929,621 | 96,501,159 |
| Operating expenses: | | | |
| Selling, general and administrative expenses | 99,974,054 | 89,003,867 | 81,005,603 |
| Depreciation and amortization | 6,196,880 | 4,796,947 | 4,830,371 |
| Total operating expenses | 106,170,934 | 93,800,814 | 85,835,974 |
| Income from operations | 5,694,228 | 10,128,807 | 10,665,185 |
| Other expenses: | | | |
| Interest expense | | | |
| Affiliates | (451,354) | (465,798) | (371,458) |
| Other | (4,277,077) | (4,028,943) | (3,506,018) |
| | (4,728,431) | (4,494,741) | (3,877,476) |
| Income before income taxes | 965,797 | 5,634,066 | 6,787,709 |
| Income tax (provision) benefit | (960,067) | (1,244,404) | 8,471,308 |
| Net income | $ 5,730 | $ 4,389,662 | $ 15,259,017 |
| Basic net income per common share | $ — | $ 1.46 | $ 5.17 |
| Diluted net income per common share | $ — | $ 1.38 | $ 4.51 |
| Weighted average number of shares outstanding: | | | |
| Basic | 3,058,797 | 3,000,471 | 2,949,146 |
| Diluted | 3,058,797 | 3,505,890 | 3,463,480 |

See accompanying notes to consolidated financial statements.

## E COM VENTURES, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
## FOR THE FISCAL YEARS ENDED FEBRUARY 2, 2008, FEBRUARY 3, 2007 AND JANUARY 28, 2006

| | Common Stock | | Additional Paid-In Capital | Treasury Stock | | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | Shares | Amount | | |
| Balance at January 29, 2005 as originally reported | 3,834,684 | $38,347 | $75,347,588 | 898,249 | $ (8,576,944) | $ (51,748,982) | $ 15,060,009 |
| Prior period adjustment, see Note 3 | — | — | — | — | — | (2,689,808) | (2,689,808) |
| Balance at January 29, 2005 (as restated, see Note 3) | 3,834,684 | 38,347 | 75,347,588 | 898,249 | (8,576,944) | (54,438,790) | 12,370,201 |
| Net income (as restated, see Note 3) | — | — | — | — | — | 15,259,017 | 15,259,017 |
| Exercise of stock options | 22,532 | 225 | 83,507 | — | — | — | 83,732 |
| Receipt of profits under Section 16(b) - short swing profit liability of the Exchange Act | — | — | 181,591 | — | — | — | 181,591 |
| Excess tax benefit from exercise of stock options | — | — | 2,242,000 | — | — | — | 2,242,000 |
| Executive compensation contributed to capital | — | — | 406,000 | — | — | — | 406,000 |
| Balance at January 28, 2006 (as restated, see Note 3) | 3,857,216 | 38,572 | 78,260,686 | 898,249 | (8,576,944) | (39,179,773) | 30,542,541 |
| Net income (as restated, see Note 3) | — | — | — | — | — | 4,389,662 | 4,389,662 |
| Exercise of stock options | 93,448 | 935 | 681,209 | — | — | — | 682,144 |
| Share based compensation expense | — | — | 64,256 | — | — | — | 64,256 |
| Excess tax benefit from exercise of stock options | — | — | 63,629 | — | — | — | 63,629 |
| Balance at February 3, 2007 (as restated, see Note 3) | 3,950,664 | 39,507 | 79,069,780 | 898,249 | (8,576,944) | (34,790,111) | 35,742,232 |
| Net income | | | | | | 5,730 | 5,730 |
| Exercise of stock options | 6,626 | 66 | 36,170 | — | — | — | 36,236 |
| Share based compensation expense | — | — | 70,719 | — | — | — | 70,719 |
| Excess tax benefit from exercise of stock options | — | — | 6,025 | — | — | — | 6,025 |
| Balance at February 2, 2008 | 3,957,290 | $39,573 | $79,182,694 | 898,249 | $ (8,576,944) | $ (34,784,381) | $ 35,860,942 |

See accompanying notes to consolidated financial statements.

# E COM VENTURES, INC. AND SUBSIDIARIES
# CONSOLIDATED STATEMENTS OF CASH FLOWS

| | FOR THE FISCAL YEAR ENDED | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 (as restated, see Note 3) | January 28, 2006 (as restated, see Note 3) |
| Cash flows from operating activities: | | | |
| Net income | $ 5,730 | $ 4,389,662 | $ 15,259,017 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Deferred income taxes | 807,389 | 1,063,404 | (8,871,305) |
| Tax benefit from exercise of stock options | 34,428 | 63,629 | — |
| Excess tax benefit from stock option exercises | (6,025) | (63,629) | — |
| Provision for impairment of assets and store closings | 333,550 | 165,847 | 162,370 |
| Depreciation and amortization | 6,196,880 | 4,796,947 | 4,830,371 |
| Share-based compensation | 70,719 | 64,256 | — |
| Change in operating assets and liabilities: | | | |
| Trade receivables | (102,835) | (135,592) | (123,260) |
| Inventories | (29,051,990) | (5,450,185) | 5,952,794 |
| Prepaid expenses and other current assets | 1,241,188 | (2,519,055) | 199,577 |
| Other assets | 87,171 | 68,850 | 218,281 |
| Accounts payable, non-affiliate | 2,861,818 | 3,142,103 | (4,640,529) |
| Accounts payable, affiliates | 24,540,164 | (2,795,303) | 3,677,108 |
| Accrued expenses and other liabilities | 1,715,872 | (166,143) | 1,859,501 |
| Net cash provided by operating activities | 8,734,059 | 2,624,791 | 18,523,925 |
| Cash flows from investing activities: | | | |
| Additions to property and equipment | (14,592,855) | (9,797,300) | (7,143,201) |
| Net cash used in investing activities | (14,592,855) | (9,797,300) | (7,143,201) |
| Cash flows from financing activities: | | | |
| Net borrowings (repayments) under bank line of credit | 5,921,757 | 6,771,137 | (11,380,234) |
| Principal payments under capital lease obligations | (352,695) | (322,299) | (254,912) |
| Proceeds from exercise of stock options | 36,236 | 682,144 | 83,732 |
| Excess tax benefit from stock option exercises | 6,025 | 63,629 | — |
| Receipt of profits under Section 16(b)- short swing profit liability of the Exchange Act | — | — | 181,591 |
| Net cash provided by (used in) financing activities | 5,611,323 | 7,194,611 | (11,369,823) |
| (Decrease) increase in cash and cash equivalents | (247,473) | 22,102 | 10,901 |
| Cash and cash equivalents at beginning of period | 1,282,546 | 1,260,444 | 1,249,543 |
| Cash and cash equivalents at end of period | $ 1,035,073 | $ 1,282,546 | $ 1,260,444 |
| Cash paid during the period for: | | | |
| Interest | $ 4,643,408 | $ 4,379,131 | $ 3,612,573 |
| Income taxes | $ 231,444 | $ 306,963 | $ 200,000 |

See accompanying notes to consolidated financial statements.

**E COM VENTURES, INC. AND SUBSIDIARIES**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**FOR THE FISCAL YEARS ENDED FEBRUARY 2, 2008, FEBRUARY 3, 2007 AND JANUARY 28, 2006**

## NOTE 1 - NATURE OF BUSINESS

E Com Ventures, Inc., a Florida corporation ("ECOMV" or the "Company"), performs all of its operations through two wholly-owned subsidiaries, Perfumania, Inc. ("Perfumania"), a Florida corporation, which is a specialty retailer and wholesaler of fragrances and related products and perfumania.com, inc., a Florida corporation which is an Internet retailer of fragrances and other specialty items.

Perfumania's retail stores are located in regional malls, manufacturers' outlet malls, life style centers, airports and on a stand-alone basis in suburban strip shopping centers, throughout the United States and Puerto Rico. The number of retail stores in operation at February 2, 2008, February 3, 2007, and January 28, 2006 were 303, 267 and 239, respectively.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Significant accounting principles and practices used by the Company in the preparation of the accompanying consolidated financial statements are as follows:

### FISCAL YEAR END

The Company's fiscal year ends on the Saturday closest to January 31 to enable the Company's operations to be reported in a manner which more closely coincides with general retail reporting practices and the financial reporting needs of the Company. In the accompanying notes, fiscal year 2007, 2006 and 2005 refer to the years ended February 2, 2008, February 3, 2007 and January 28, 2006, respectively. Fiscal years 2007 and 2005 each contain fifty-two weeks, while fiscal year 2006 contains fifty-three weeks, with the fifty-third week falling in the fiscal fourth quarter.

### MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates made by management in the accompanying consolidated financial statements relate to the valuation of inventory balances, self-insured health care accruals, long-lived asset impairments and estimated useful lives of property and equipment, deferred tax assets and goodwill. Actual results could differ from those estimates.

### RECLASSIFICATIONS

Certain amounts from the prior periods have been reclassified to conform to the current period presentation. Net sales and cost of goods sold on our consolidated statements of operations for fiscal years 2006 and 2005 were reclassified to disclose transactions with both unrelated customers and affiliates. These reclassifications had no effect on net income, as previously reported.

### PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include accounts of E Com Ventures, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

### CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

TRADE RECEIVABLES

The Company's trade receivables consist primarily of credit card receivables relating to the Company's retail stores. Generally, there are three to four days of retail sales transactions outstanding with third-party credit card vendors at any point in time.

INVENTORIES

Inventories, consisting of finished goods, are stated at the lower of cost or market with cost being determined on a weighted average method. The cost of inventory includes product cost and freight charges. Writeoffs of potentially slow moving or damaged inventory are recorded based on management's analysis of inventory levels, future sales forecasts and through specific identification of obsolete or damaged merchandise. Inventory shrinkage is estimated and accrued between physical inventory counts.

PROPERTY AND EQUIPMENT

Property and equipment is carried at cost, less accumulated depreciation and amortization. Depreciation for property and equipment, which includes assets under capital leases, is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the term of the lease including one stated renewal period that is reasonably assured, or the estimated useful lives of the improvements, generally ten years. Costs of major additions and improvements are capitalized and expenditures for maintenance and repairs which do not extend the useful life of the asset are expensed when incurred. Gains or losses arising from sales or retirements are reflected in operations.

GOODWILL

Goodwill represents the excess purchase price paid over net assets of businesses acquired resulting from the application of the purchase method of accounting. Goodwill is not amortized but is tested annually for impairment at the end of the Company's fiscal year or more frequently if events or changes in circumstances indicate the carrying value of goodwill may not fully be recoverable. No impairment was identified as a result of the annual tests in fiscal years 2007, 2006, and 2005.

OTHER INTANGIBLE ASSETS

Other intangible assets include store design, real estate leases and non-compete agreements which were recorded based upon their relative fair values at the date of acquisition as determined by management. Other intangible assets do not include goodwill. The amortization of intangible assets totaled approximately $140,000 in fiscal year 2005. There was no amortization of intangible assets during fiscal years 2007 and 2006 as all intangible assets with finite lives were fully amortized as of the beginning of the fiscal year 2006.

GIFT CARDS

Upon the purchase of a gift card by a retail customer, a liability is established for the cash value of the gift card. The liability is included in accrued expenses and other liabilities. The liability is relieved and revenue is recognized at the time of the redemption of the gift card. Over time, some portion of gift cards issued is not redeemed. This amount is recorded as a reduction of selling, general and administrative expenses, when it can be determined that the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (often referred to as gift card breakage). Gift cards issued by the Company do not have expiration dates. In fiscal year 2007, we recorded gift card breakage of approximately $140,000. There was no gift card breakage recorded in prior years.

REVENUE RECOGNITION

Revenue from wholesale transactions is recorded upon shipment of inventory when risk of ownership and title transfers to the buyer. Revenue from store sales is recorded, net of discounts, at the point of sale. Revenue from Internet sales is recognized at the time products are delivered to customers. Shipping and handling revenue from our Internet sales is included as a component of net sales and amounted to approximately $298,000, $289,000 and $367,000 in fiscal years 2007, 2006 and 2005, respectively. Revenue from gift cards is recognized at the time of redemption. Returns of store and Internet sales are allowed within 30 days of purchase.

SALES RETURN ALLOWANCE

Allowances for retail sales returns are estimated and accrued based on our historical return patterns. Historical sales returns have not been significant. In fiscal year 2007, the Company accrued a sales return allowance of approximately $150,000. No allowance was recorded in prior years.

COST OF GOODS SOLD

Cost of goods sold include the cost of merchandise sold, inventory valuation, inventory shortages, damages and freight charges. Costs relating to our distribution center are included in selling, general and administrative expenses and were approximately $2.8 million, $2.6 million and $2.4 million in fiscal years 2007, 2006 and 2005, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses include payroll and related benefits for our store operations, field management, distribution center and corporate office; rent, common area maintenance, real estate taxes and utilities for our stores, distribution center and corporate office; advertising, insurance, supplies, professional fees and other administrative expenses. Included in selling, general and administrative expenses in fiscal year 2007 are $1.2 million of expenses related to a planned merger with Model Reorg, Inc. These expenses consist primarily of financial advisory, legal and due diligence fees. See further discussion at Note 6.

INCOME TAXES

Income tax expense is based principally on pre-tax financial income. Deferred tax assets and liabilities are recognized for the differences between the financial reporting carrying values and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recognized to reduce net deferred tax assets to amounts that management believes are more likely than not expected to be realized.

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," ("FIN 48") effective February 4, 2007. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in an income tax return. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

As a result of the implementation of FIN 48, the Company did not recognize a liability for unrecognized tax benefits or reverse any accruals for uncertain tax positions previously recorded, and accordingly, was not required to record any cumulative effect adjustment to beginning of year retained earnings. As of both the date of adoption and February 2, 2008, there was no liability for income tax associated with unrecognized tax benefits.

The Company classifies interest related to unrecognized tax benefits as well as any related penalties in operating expenses in its consolidated statements of operations, which is consistent with the recognition of these items in prior reporting periods. As of the date of adoption, the Company was not required to have an accrual for the payment of interest and penalties. No accrual for interest and penalties related to uncertain tax positions was required as of February 2, 2008.

The Company operates stores throughout the United States and Puerto Rico, and as a result, files income tax returns in the United States federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities. The statute of limitations for examinations by the Internal Revenue Service has expired for years ending on and before January 31, 2005.

State and foreign income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. The state impact of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states. The Company is not currently under examination in any state or foreign jurisdictions.

BASIC AND DILUTED NET INCOME PER COMMON SHARE

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share includes, in periods in which they are dilutive, the dilutive effect of those common stock equivalents where the average market price of the common shares exceeds the exercise prices for the respective years.

Basic and diluted net income per common share are computed as follows:

| | FISCAL YEAR | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net income- basic | $ 5,730 | $ 4,389,662 | $ 15,259,017 |
| Add: interest on convertible note | — | 465,798 | 371,458 |
| Net income- diluted | $ 5,730 | $ 4,855,460 | $ 15,630,475 |
| Denominator: | | | |
| Weighted average number of shares for basic net income per share | 3,058,797 | 3,000,471 | 2,949,146 |
| Options to purchase common stock | — | 60,975 | 69,890 |
| Convertible note | — | 444,444 | 444,444 |
| Denominator for dilutive net income per share | 3,058,797 | 3,505,890 | 3,463,480 |
| Basic net income per common share | $ — | $ 1.46 | $ 5.17 |
| Diluted net income per common share | $ — | $ 1.38 | $ 4.51 |

All common stock equivalents are excluded from the computation of diluted net income per share in fiscal year 2007 because the result is antidilutive. Excluded from the above computations of weighted-average shares for diluted net income per share were options to purchase 4,504 shares and 5,256 shares of common stock for fiscal years 2006 and 2005 respectively, because the exercise price was greater than the average market price of the Company's common stock during the period and therefore, the effect was antidilutive. The convertible note was issued in December 2004. See further discussion at Note 7.

ASSET IMPAIRMENT

The carrying value of long-lived assets is evaluated whenever events or changes in circumstances indicate that the carrying values of such assets may be impaired. An evaluation of recoverability is performed by comparing the carrying values of the assets to projected future cash flows in addition to other quantitative and qualitative analyses. Upon indication that the carrying values of such assets may not be recoverable, the Company recognizes an impairment loss. The impairment loss is determined based on the difference between the net book value and the fair value of the assets. The estimated fair value is based on anticipated discounted future cash flows. Any impairment is charged to operations in the period in which it is identified. Property and equipment assets are grouped at the lowest level for which there are identifiable cash flows when assessing impairment. Cash flows for retail assets are identified at the individual store level.

SHARE BASED COMPENSATION

The Company has two stock option plans which provide for share-based awards to its employees and directors (collectively, the "Plans"). Under the Plans, the Company has reserved approximately 1,000,000 shares of common stock, of which approximately 590,000 options have been granted and 148,000 options are outstanding. All stock options have an exercise price that is equal to the fair market value of the Company's stock on the date the options were granted. The term of the stock option awards is ten years from the date of grant. All options are fully vested.

Effective January 29, 2006, the beginning of the Company's first fiscal quarter of 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *"Share-Based Payment"* ("SFAS 123R"), using the modified prospective transition method and began recording compensation expense associated with stock options. SFAS 123R requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards (with limited exceptions). Prior to the adoption of SFAS 123R, the Company accounted for stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, *"Accounting for Stock Issued to Employees"*. Accordingly, compensation expense had only been recorded in the consolidated financial statements for any stock options granted below fair market value of the underlying stock as of the date of grant.

The modified prospective transition method requires that share-based compensation expense be recorded for (i) all new stock options granted on or after January 29, 2006 based on the grant date fair value determined under the provisions of SFAS 123R and (ii) all unvested stock options granted prior to January 29, 2006 based on the grant date fair value as determined under the provisions of SFAS 123. Results for prior periods have not been restated, as provided for under the modified prospective transition method.

The Company recognized pre-tax compensation expense of approximately $71,000 and $64,000 respectively, in the consolidated statements of operations for stock options granted and vested during fiscal year 2007 and 2006, respectively. All of the stock option compensation expense was recorded as a component of selling, general and administrative expenses in the Company's consolidated statements of operations.

The following table illustrates the pro forma effects on net income and net income per common share in fiscal year 2005 had compensation expense been recognized based upon the estimated fair value on the grant date of stock options in accordance with SFAS 123 (in thousands except per share amounts).

| | FISCAL YEAR 2005 |
|---|---|
| Net income, as reported | $ 15,259 |
| Add: Total stock-based employee compensation expense included in reported net income, net of tax | — |
| Deduct: Total stock-based employee compensation expense determined under fair market value based method, net of tax | (883) |
| Proforma net income | $ 14,376 |
| Net income per common share-basic: | |
| As reported | $ 5.17 |
| Stock based compensation | (0.30) |
| Proforma | $ 4.87 |
| Net income per common share-diluted: | |
| As reported | $ 4.51 |
| Stock based compensation | (0.26) |
| Proforma | $ 4.25 |

Pro-forma disclosure for fiscal year 2007 and 2006 are not presented above because the share-based compensation amounts are recognized in the accompanying consolidated financial statements.

The fair value for these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

| | FISCAL YEAR | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Expected life (years) | 5 | 5 | 7 |
| Expected stock price volatility | 206% | 173% | 164% |
| Risk-free interest rates | 2.82% | 4.39% | 3.88% |
| Expected dividend yield | 0% | 0% | 0% |

The expected life of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. The expected stock price volatility is estimated using the historical volatility of the Company's stock. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero coupon issues with a term equal to the option's expected life. The Company has not paid dividends in the past and does not intend to in the foreseeable future.

For the purposes of the proforma presentation of employee share-based compensation expense, the Company currently amortizes the expense over the related vesting period. The weighted average estimated fair values of options granted during fiscal year 2007, 2006, and 2005 were $23.57, $21.42 and $12.09 per share, respectively. The fair value of options that vested during fiscal years 2007, 2006 and 2005 was approximately $71,000, $36,000 and $1,338,000 respectively.

PRE-OPENING EXPENSES

Pre-opening expenses related to new stores are expensed as incurred.

SHIPPING AND HANDLING FEES AND COSTS

Income generated from shipping and handling fees is classified as revenues. The Company classifies the costs related to shipping and handling as cost of goods sold. The income and cost associated with shipping and handling when combined is immaterial.

ADVERTISING COSTS

Advertising expense for the fiscal years 2007, 2006 and 2005 was approximately $2,771,000, $2,679,000 and $1,650,000, respectively, and is charged to expense when incurred. There were no cooperative advertising amounts received from vendors for fiscal years 2007, 2006 and 2005.

RENT EXPENSE

Perfumania leases retail stores under operating leases. Minimum rental expenses are recognized over the term of the lease on a straight-line basis. For purposes of recognizing minimum rental expenses, the Company uses the date when possession of the leased space is taken from the landlord, which includes a construction period of approximately two months prior to store opening. For tenant improvement allowances and rent holidays, the Company records a deferred rent liability in accrued expenses on the consolidated balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense on the consolidated statements of operations. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases on the consolidated statements of operations.

Certain leases provide for contingent rents, which are primarily determined as a percentage of gross sales in excess of specified levels and are not measurable at inception. The Company records a contingent rent liability in accrued expenses on the consolidated balance sheets and the corresponding rent expense when specified levels have been achieved or when management determines that achieving the specified levels during the fiscal year is probable.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued SFAS 161, "*Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133*" ("SFAS 161"). SFAS 161 requires enhanced disclosures regarding derivatives and hedging activities, including: (a) the manner in which an entity uses derivative instruments; (b) the manner in which derivative instruments and related hedged items are accounted for under Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Instruments and Hedging Activities*"; and (c) the effect of derivative instruments and related hedged items on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. As SFAS 161 relates specifically to disclosures, it will have no impact on the Company's results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS 141(R), "*Business Combinations*" ("SFAS 141(R)"). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any noncontrolling interest in the acquiree. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is in the process of evaluating the effect that the adoption of SFAS 141(R) will have on its results of operations, financial position, and cash flows.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.*" ("SFAS 160"). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is in the process of evaluating the effect that the adoption of SFAS 160 will have on its results of operations, financial position, and cash flows.

In February 2007, the FASB issued SFAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115.*" ("SFAS"). SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal 2008. The Company concluded that the adoption of SFAS 159 will not have a material effect on its results of operations, financial position and cash flows.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for the first interim period beginning in fiscal 2008 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements. In November 2007, the FSAB provided a one year deferral for the implementation of SFAS 157 for other nonfinancial assets and liabilities. The Company does not expect the adoption of SFAS 157 to have a material effect on its results of operations, financial position and cash flows.

**NOTE 3 – RESTATEMENT**

Subsequent to the issuance of the Company's 2006 financial statements, management identified errors in the accounting for operating leases and the period of amortization of leasehold improvements.

Under GAAP, rent expense is amortized on a straight-line basis over the term of the lease. In prior periods, the Company had determined that the term of the lease begins on the commencement date of the lease, which generally coincides with the store opening date. Management has re-evaluated FASB Technical Bulletin No. 85-3, "Accounting for Operating Leases with Scheduled Rent Increases" and other guidance provided by the SEC and determined that the lease term for amortization purposes should commence on the date the Company takes physical possession of the leased space to commence construction of leasehold improvements, which is generally two months prior to a store opening date. The Company has restated its previously reported financial statements in connection with its accounting for rent expense. Rent expense is included in selling, general and administrative expenses on the Company's consolidated statements of operations.

Management has also reviewed its leasehold improvements to ensure amortization over the shorter of their economic lives or their lease term. In prior periods, in determining the lease terms, in addition to the initial term, the Company had included one anticipated renewal term even if the lease did not have a stated renewal option. The Company has adjusted its lease terms for purposes of calculating amortization of leasehold improvements to include a renewal term only if that renewal option is specified in the lease agreement and that exiting the lease after the initial lease term would result in economic loss and therefore normally management anticipates exercising the respective renewal option.

The restatement resulted in a decrease in net income of $0.1 million in fiscal year 2006, an increase in net income of $1.0 million in fiscal year 2005 and a decrease in net income of $2.7 million for all years prior to fiscal year 2005, with a corresponding increase to the accumulated deficit of as of January 29, 2005. The majority of the adjustments relate to periods prior to fiscal year 2005.

The following is a summary of the effects of the restatement to the Company's Consolidated Financial Statements.

| | Consolidated Statements of Operations | | |
|---|---|---|---|
| | As previously reported | Adjustments | As restated |
| Fiscal year ended February 3, 2007 | | | |
| Selling general and administrative expenses | $88,699,388 | $ 304,479 | $89,003,867 |
| Depreciation and amortization | 4,863,319 | (66,372) | 4,796,947 |
| Total operating expenses | 93,562,707 | 238,107 | 93,800,814 |
| Income from operations | 10,366,914 | (238,107) | 10,128,807 |
| Income before income taxes | 5,872,173 | (238,107) | 5,634,066 |
| Income tax (provision) benefit | (1,350,243) | 105,839 | (1,244,404) |
| Net income | 4,521,930 | (132,268) | 4,389,662 |
| Basic net income per common share | $ 1.51 | $ (0.05) | $ 1.46 |
| Diluted net income per common share | $ 1.42 | $ (0.04) | $ 1.38 |
| Fiscal year ended January 28, 2006 | | | |
| Selling general and administrative expenses | $80,839,776 | $ 165,827 | $81,005,603 |
| Depreciation and amortization | 5,155,645 | (325,274) | 4,830,371 |
| Total operating expenses | 85,995,421 | (159,447) | 85,835,974 |
| Income from operations | 10,505,738 | 159,447 | 10,665,185 |
| Income before income taxes | 6,628,262 | 159,447 | 6,787,709 |
| Income tax (provision) benefit | 7,637,000 | 834,308 | 8,471,308 |
| Net income | 14,265,262 | 993,755 | 15,259,017 |
| Basic net income per common share | $ 4.84 | $ 0.33 | $ 5.17 |
| Diluted net income per common share | $ 4.23 | $ 0.28 | $ 4.51 |

| | Consolidated Balance Sheet | | |
|---|---|---|---|
| | As previously reported | Adjustments | As restated |
| February 3, 2007 | | | |
| Property and equipment, net | $ 30,213,222 | $ (1,966,789) | $ 28,246,433 |
| Deferred tax asset: non-current | 6,288,032 | 940,147 | 7,228,179 |
| Total assets | 125,748,825 | (1,026,642) | 124,722,183 |
| Accrued expenses and other liabilities | 7,502,546 | 801,679 | 8,304,225 |
| Total current liabilities | 75,625,357 | 801,679 | 76,427,036 |
| Total liabilities | 88,178,272 | 801,679 | 88,979,951 |
| Accumulated deficit | (32,961,790) | (1,828,321) | (34,790,111) |
| Total shareholders' equity | 37,570,553 | (1,828,321) | 35,742,232 |
| Total liabilities and shareholders' equity | $ 125,748,825 | $ (1,026,642) | $ 124,722,183 |

## NOTE 4 – NON-CASH TRANSACTIONS

Supplemental disclosures of non-cash investing and financing activities:

| NON-CASH TRANSACTIONS | FISCAL YEAR 2007 | 2006 | 2005 |
|---|---|---|---|
| Equipment and building acquired under capital leases | $ — | $ — | $259,430 |
| Compensation cost for President and Chief Executive Officer contributed to capital | — | — | 406,000 |
| Accounts payable for property and equipment | 413,767 | 135,369 | — |

## NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of:

| | February 2, 2008 | February 3, 2007 | Estimated Useful Lives (In Years) |
|---|---|---|---|
| Furniture, fixtures and equipment | $ 32,388,238 | $ 30,146,067 | 5-7 |
| Leasehold improvements | 44,362,343 | 35,767,650 | shorter of 10 years or lease term |
| Equipment under capital leases | 330,293 | 330,293 | shorter of 5 years or lease term |
| Building under capital lease | 8,188,945 | 8,188,945 | 15 |
| | 85,269,819 | 74,432,955 | |
| Less: | | | |
| Accumulated depreciation and amortization | (48,681,884) | (46,186,522) | |
| | $ 36,587,935 | $ 28,246,433 | |

Depreciation and amortization expense for fiscal years 2007, 2006, and 2005 was $6,196,880, $4,796,947 and $4,689,123, respectively. Accumulated depreciation for building and equipment under capital leases was $2,806,766 and $2,151,657 as of February 2, 2008 and February 3, 2007, respectively.

See Note 12 for further discussion of capital leases.

## NOTE 6 - RELATED PARTY TRANSACTIONS

Glenn and Stephen Nussdorf (the "Nussdorfs") own an aggregate 1,113,144 shares or approximately 36% of the total number of shares of the Company's common stock as of February 2, 2008, excluding shares issuable upon conversion of the Convertible Note discussed below in Note 6. Stephen Nussdorf has served as the Company's Chairman of the Board since February 2004.

The Nussdorfs are officers and principals of Model and its affiliate, Quality King Distributors, Inc. ("Quality King") and their subsidiaries, including Quality King Fragrances, Inc. Model is a diversified wholesale and retail fragrance company and Quality King distributes pharmaceuticals and health and beauty care products. The Company's President and Chief Executive Officer, Michael W. Katz is an executive of Model and Quality King and the Company's principal shareholders, Stephen Nussdorf, the Chairman of the Company's Board of Directors and Glenn Nussdorf, his brother, are shareholders and executives of Model and Quality King.

**Sales To and Purchases From Affiliated Companies**

During fiscal year 2007, the Company purchased approximately $32,138,000 of merchandise from Model and its subsidiaries, representing approximately 15% of the Company's total purchases, and sold approximately $57,715,000 of different merchandise to Model and its subsidiaries, which represented substantially all of the Company's wholesale sales. There were approximately $32,385,000 and $30,547,000 of purchases from Model and its subsidiaries and approximately $13,624,000 and $17,845,000 of merchandise sales to Model and its subsidiaries during fiscal years 2006 and 2005, respectively. The wholesale sales made to Model and its subsidiaries result from the Company's supplier relationships and its ability to obtain certain merchandise at better prices and in greater quantities than Model and its subsidiaries are able to achieve. The amounts due to Model and its subsidiaries at February 2, 2008 and February 3, 2007, were approximately $36,124,000 and $16,897,000 respectively. Accounts payable due to Model and its subsidiaries are non-interest bearing and are included in the accounts payable-affiliates in the accompanying consolidated balance sheets.

Glenn Nussdorf beneficially owns approximately 12% of the outstanding common stock of Parlux Fragrances, Inc. ("Parlux"). In February 2007, Mr. Nussdorf reached an agreement with Parlux which called for equal representation in Parlux's Board of Directors by the then current independent directors and Mr. Nussdorf's nominees. Accordingly, Mr. Nussdorf's three nominees were appointed to the Parlux Board, and one of these Board members currently serves as Parlux's Chief Executive Officer.

Purchases of merchandise from Parlux amounted to approximately $44,743,000, $17,644,000 and $23,004,000 in fiscal years 2007, 2006 and 2005, representing approximately 21%, 12% and 18%, respectively, of the Company's total purchases. In fiscal year 2006, Parlux sold all 378,102 shares of the Company's common stock that it had previously owned to an unrelated third party. The amount due to Parlux on February 2, 2008 and February 3, 2007, was approximately $12,526,000 and $7,213,000, respectively. Accounts payable due to Parlux are non-interest bearing. Purchases from related parties are generally payable in 90 days, however, due to the seasonality of the Company's business, these terms are generally extended. Related party accounts are historically brought closer to terms at the end of the holiday season, however, we are dependent upon these extended terms for much of our liquidity during the year.

**Merger Agreement With Model and Other Arrangements**

As reported in the Company's Form 8-K filed with the SEC on December 21, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Model, a New York corporation controlled by the family of Glenn and Stephen Nussdorf, principal shareholders of the Company, on December 21, 2007. Model is a diversified wholesale and retail fragrance company. Stephen Nussdorf is the Chairman of our Board of Directors, and Michael W. Katz, our President and Chief Executive Officer, is an executive of Model. Pursuant to the terms of the Merger Agreement, Model will be merged into a newly formed wholly-owned subsidiary of the Company in exchange for the issuance of 5,900,000 shares of the Company's common stock and warrants to acquire an additional 1,500,000 shares of the Company's common stock at an exercise price of $23.94. The warrants will have a 10-year term, will not be exercisable for the first three years and will not be transferable, with limited exceptions.

The Merger Agreement was reached after extensive negotiations between Model and a special committee comprised of the independent Board members of the Company, which retained independent counsel and financial advisors. The special committee received an opinion from Financo, Inc. that, as of the date of the Merger Agreement and subject to various assumptions and qualifications set forth therein, the consideration to be paid by the Company in the merger is fair to the shareholders of the Company (other than shareholders of the Company who own or whose affiliates own securities of Model) from a financial point of view.

The Merger Agreement also requires Model to refinance debt owed by Model to its affiliate, Quality King. The refinancing is to be through a $50 million three-year term loan from trusts for the benefit of Glenn and Stephen Nussdorf and their families and, if needed, a transfer of inventory from Model to Quality King to pay any remaining balance. The new loan will be subordinated to the new secured credit facility described below.

The consummation of the contemplated Merger is subject to certain conditions, including approval of a majority of the votes cast at a meeting of shareholders of the Company and the availability of a new $280 million secured credit facility to replace the Company's and Model's existing third party credit facilities.

Included in selling, general and administrative expenses on the Company's consolidated statement of operations for fiscal year 2007 are $1.2 million of expenses related to the Merger. These expenses consist primarily of financial advisory, legal and due diligence fees.

Following the contemplated Merger, the Nussdorf's, who currently own 36% of the Company's outstanding common stock, would own approximately 51% of the Company's outstanding common stock. Giving effect to the conversion of our $5 million subordinated convertible note currently held by them and the exercise of the warrants to be issued to them in the transaction, but not assuming the exercise of any outstanding options held by the Company's officers and directors, they would own approximately 58% of the Company's common stock.

In addition, the Company's Board approved changing the Company's name to Perfumania Holdings, Inc., subject to shareholder approval.

On March 12, 2008, the Company filed a preliminary proxy statement with the SEC discussing the Merger Agreement and the related required shareholder approvals, including the issuance of the additional shares of the Company's common stock pursuant to the Merger Agreement and the related amendments to the Company's articles of incorporation.

On August 2, 2007, the Company entered into an Information Technology Services Agreement (the "Services Agreement") with Model and its subsidiaries, whereby among other services, the Company will manage and monitor the IT systems of Model in exchange for a monthly service fee of $25,000. The Services Agreement terminates 30 days after the effective date of the merger discussed above, or if such merger offer is not consummated on or before December 31, 2008, either party may terminate 30 days after providing written notice of termination. During fiscal year 2007, the Company recorded income of $150,000 related to this Services Agreement which is included as a reduction to selling, general and administrative expenses on the consolidated statement of operations for fiscal year 2007.

**NOTE 7 - BANK LINE OF CREDIT AND NOTES PAYABLE**

The bank line of credit and notes payable, all of which is classified as current as of February 2, 2008, consist of the following:

| | February 2, 2008 | February 3, 2007 |
|---|---|---|
| Bank line of credit, interest payable monthly, secured by a pledge of substantially all of Perfumania's assets | $ 32,840,872 | $ 26,919,115 |
| Subordinated convertible note payable-affiliate | $ 5,000,000 | $ 5,000,000 |

Perfumania's senior secured credit facility provides for borrowings of up to $60 million, depending on the Company's levels of eligible inventories. Advances under the line of credit are based on a formula of eligible inventories and bear interest at a floating rate ranging from (a) prime to prime plus 1.25% or (b) LIBOR plus 2.5% to 3.75% depending on a financial ratio test. As of February 2, 2008, $32.8 million was outstanding under the line of credit and $18.1 million was available to support normal working capital requirements and other general corporate purposes based upon our eligible borrowing base, net of the restrictions concerning minimum undrawn availability discussed below. Advances are secured by a first lien on all assets of Perfumania. The credit facility contains limitations on additional borrowings, capital expenditures and other items, and contains various covenants including a fixed charge coverage ratio, a leverage ratio and capital expenditure limits as defined. The credit facility also prohibits the Company from paying cash dividends. In June 2007, the minimum undrawn availability as defined was amended so that Perfumania is required to maintain at all times, a minimum undrawn availability of not less than $5,000,000, and shall maintain a monthly average undrawn availability, as defined, of not less than $7,500,000. In May 2008, the fixed charge covenant and the covenant concerning the limitation on capital expenditures were amended with an effective date of February 1, 2008. As a result of these modifications, Perfumania was in compliance with all covenant requirements as of February 2, 2008.

The credit facility expired on May 12, 2008. In May 2008, the Company obtained a ninety day extension of the credit facility to August 11, 2008. As discussed in Note 6, the Merger with Model is subject to a number of terms, one of which includes the requirement that the Company and Model obtain a commitment for asset-based loans and term debt facilities in amounts and on terms that are substantially similar to those contemplated by a previous commitment that was obtained in August 2007. That commitment provided for replacement senior credit facilities for us and Model in an aggregate amount of up to $280 million, to be established upon the closing of the Merger. That commitment expired by its terms in November 2007. A comparable commitment on substantially similar terms and amounts was obtained from the same lender on May 16, 2008.

Failure of the Merger with Model to close prior to the expiration of the credit facility on August 11, 2008 will result in the Company having to seek an additional extension of this facility, or to obtain an alternative source of financing. Management of the Company believes that alternative financing sources on terms acceptable would be available, however there is no guarantee that such will occur.

In March 2004, the Nussdorfs provided a $5,000,000 subordinated secured demand loan to Perfumania. The demand loan required quarterly interest payments at the prime rate plus 1%. There were no prepayment penalties and the loan was subordinate to all bank related indebtedness. On December 9, 2004, the Company issued a Subordinated Convertible Note (the "Convertible Note") in exchange for the $5,000,000 subordinated secured demand loan. The Convertible Note bears interest at the prime rate plus 1%, requires quarterly interest payments and is secured by a security interest in the Company's assets pursuant to a Security Agreement, by and among the Company and the Nussdorfs. There are no prepayment penalties and the Convertible Note is subordinate to all bank related indebtedness. The Convertible Note was originally payable in January 2007 however it was modified in January 2006 to extend the due date to January 2009. The Note allows the Nussdorfs to convert the Convertible Note into shares of the Company's common stock at a conversion price of $11.25, which equaled the closing market price of the Company's common stock on the date of the exchange.

## NOTE 8 - IMPAIRMENT OF ASSETS

The Company recognized non-cash impairment charges relating to its retail locations that were either closed or identified for closure of approximately $0.3 million, $0.2 million and $0.2 million during fiscal years 2007, 2006 and 2005, respectively. These charges were determined based on the difference between the carrying amounts of the assets, representing primarily fixtures and leasehold improvements, at particular store locations and the fair values of the assets on a store-by-store basis. The estimated fair values are based on anticipated future cash flows discounted at a rate commensurate with the risk involved. These impairment losses are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

## NOTE 9 - INCOME TAXES

The income tax (provision) benefit is comprised of the following amounts:

| | FISCAL YEAR ENDED | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | January 28, 2006 |
| Current: | | | |
| Federal | $ (44,668) | $ (90,000) | $ (200,000) |
| State | (108,010) | (91,000) | (200,000) |
| | (152,678) | (181,000) | (400,000) |
| Deferred: | | | |
| Federal | (873,558) | (1,710,240) | 7,946,273 |
| State | (101,744) | (199,164) | 925,035 |
| Foreign | 167,913 | 846,000 | — |
| | (807,389) | (1,063,404) | 8,871,308 |
| Income tax (provision) benefit | $ (960,067) | $ (1,244,404) | $ 8,471,308 |

The income tax provision differs from the amount obtained by applying the statutory Federal income tax rate to pretax income as follows:

| | FISCAL YEAR ENDED | | |
|---|---|---|---|
| | February 2, 2008 | February 3, 2007 | January 28, 2006 |
| Expense at federal statutory rates | $ (328,371) | $ (1,915,582) | $ (2,307,821) |
| Non-deductible expenses | (332,938) | (23,156) | (18,000) |
| Change in valuation allowance | — | 2,730,392 | 10,554,746 |
| Adjustment to net operating loss | — | (1,763,853) | — |
| Other | (298,758) | (272,205) | 242,383 |
| Income tax (provision) benefit | $ (960,067) | $ (1,244,404) | $ 8,471,308 |

Net deferred tax assets reflect the tax effect of the following differences between financial statement carrying amounts and tax basis of assets and liabilities as follows:

| | FISCAL YEAR ENDED | |
|---|---|---|
| | February 2, 2008 | February 3, 2007 |
| Assets: | | |
| Net operating loss & tax credit carryforwards | $ 359,964 | $ 1,882,860 |
| Puerto Rican net operating loss carryforwards | 1,013,472 | 845,558 |
| Capital loss carryforward | 1,571,773 | 1,571,773 |
| Inventories | 1,003,441 | 946,663 |
| Property and equipment | 5,763,844 | 5,323,697 |
| Goodwill | 40,459 | 143,643 |
| Self insured reserves and other | 1,061,194 | 907,342 |
| Total deferred tax assets | 10,814,147 | 11,621,536 |
| Valuation allowance | (1,571,773) | (1,571,773) |
| Net deferred tax assets | $ 9,242,374 | $ 10,049,763 |

In evaluating the reasonableness of the valuation allowance, management assesses whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Ultimately, the realization of deferred tax assets is dependant upon the generation of future taxable income during those periods in which temporary differences become deductible and/or credits can be utilized. To this end, management considers the level of historical taxable income, the scheduled reversal of deferred tax assets and projected future taxable income. Based on these considerations, and the carryforward availability of the deferred tax assets, management believes it is more likely than not that the Company will realize the benefit of the deferred tax assets, except for capital loss carryfowards. The Company's United States and Puerto Rican net operating loss carryforwards begin to expire in 2019 and 2009, respectively.

The Company previously recorded a full valuation allowance related to the deferred tax assets of its Puerto Rican subsidiary, as realization of these assets was not more likely than not. In fiscal year 2006, management determined that it is more likely than not that these assets will be realized. As a result, the reversal of the valuation allowance on these deferred tax assets of approximately $2.7 million was reflected as a benefit in the tax provision for fiscal year 2006. In addition, in fiscal year 2006, the Company recorded an increase to the net operating losses of its Puerto Rican subsidiary of approximately $1.8 million as a result of a Puerto Rico tax audit that was finalized in 2007.

Prior to fiscal year 2005, the Company previously recorded a full valuation allowance related to its deferred tax assets as realization of these assets was not more likely than not. In fiscal year 2005, management determined that it was more likely than not that certain of the Company's deferred tax assets, primarily related to its United States operations, would be realized. As a result, the reversal of the valuation allowance of approximately $9.7 million was reflected as a benefit in the tax provision for fiscal year 2005. In addition, the reversal of approximately $2.2 million of valuation allowance related to the exercise of stock options was recorded in the consolidated statement of changes in shareholders' equity in fiscal year 2005.

As a result of the implementation of FIN 48 during the first quarter of fiscal year 2007, the Company did not recognize a liability for unrecognized tax benefits or reverse any accruals for uncertain tax positions previously recorded, and accordingly, was not required to record any cumulative effect adjustment to beginning of year retained earnings. As of both the date of adoption and during fiscal year 2007, there was no liability for income tax associated with unrecognized tax benefits.

## NOTE 10 - SHAREHOLDERS' EQUITY

### PREFERRED STOCK

The Company's Articles of Incorporation authorize the issuance of up to 1,000,000 shares of preferred stock. The preferred stock may be issued from time to time at the discretion of the Board of Directors without shareholders' approval. The Board of Directors is authorized to issue these shares in different series and, with respect to each series, to determine the dividend rate, and provisions regarding redemption, conversion, liquidation preference and other rights and privileges. As of February 2, 2008, no preferred stock had been issued.

### TREASURY STOCK

From time to time, the Company's Board of Directors has approved the repurchase of the Company's common stock. As of February 2, 2008, the Company had repurchased approximately 898,000 shares of common stock for approximately $8.6 million, all of which are held as treasury shares. There were no repurchases during fiscal years 2007, 2006 or 2005.

### STOCK OPTION PLANS

The Company currently has two plans which provide for equity-based awards to its employees and directors. Pursuant to the 2000 Stock Option Plan (the "Stock Option Plan") and the 2000 Directors Stock Option Plan (the "Directors Plan") (collectively, the "Plans"), 375,000 shares and 30,000 shares of common stock, respectively, were initially reserved for issuance upon exercise of options under the Plans. Additionally, the number of shares available under the Stock Option Plan automatically increases each year by an amount equal to 3% of the shares of common stock of the Company outstanding at the end of the immediate preceding year. The Company's Board of Directors, or a committee thereof, administers and interprets the Stock Option Plan. The Stock Option Plan provides for the granting of both "incentive stock options" (as defined in Section 422A of the Internal Revenue Code) and non-statutory stock options. Options can be granted under the Stock Option Plan on such terms and at such prices as determined by the Board, except that the per share exercise price of options will not be less than the fair market value of the common stock on the date of grant. Only non-employee directors are eligible to receive options under the Directors Plan. The Directors Plan provides for an automatic grant of an option to purchase 500 shares of common stock upon election as a director of the Company and an automatic grant of 1,000 shares of common stock upon such person's re-election as a director of the Company, in both instances, at an exercise price equal to the fair value of the common stock on the date of grant.

Options granted under the Stock Option Plan are exercisable after the period or periods specified in the option agreement, and options granted under the Directors Plan are exercisable immediately. Options granted under the Plans are not exercisable after the expiration of 10 years from the date of grant. A summary of the Company's option activity, and related information for the fiscal year ended February 2, 2008 is as follows:

| | 2007 | |
|---|---|---|
| | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 149,026 | $ 12.39 |
| Granted | 5,296 | 24.05 |
| Exercised | (6,626) | 6.50 |
| Cancelled | — | 3.52 |
| Outstanding at end of year | 147,696 | $ 12.80 |
| Options exercisable at end of year | 147,696 | $ 12.80 |

The aggregate intrinsic value of options exercised during fiscal years 2007, 2006 and 2005 was approximately $86,000, $909,000 and $216,000, respectively. The aggregate intrinsic value for fully vested options as of February 2, 2008 was approximately $1,732,000.

The following table summarizes information about stock options outstanding at February 2, 2008:

| | | OPTIONS OUTSTANDING | | OPTIONS EXERCISABLE | |
|---|---|---|---|---|---|
| RANGE OF EXERCISE PRICES | NUMBER OUTSTANDING | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life in years | NUMBER EXERCISABLE | Weighted Average Remaining Exercise Price |
| $2.00 - $12.52 | 35,690 | $ 10.01 | 2.19 | 35,690 | $ 10.01 |
| $12.99 - $12.99 | 100,000 | 12.99 | 7.40 | 100,000 | 12.99 |
| $13.85 - $22.49 | 9,006 | 18.03 | 6.92 | 9,006 | 18.03 |
| $24.05 - $24.05 | 3,000 | 24.05 | 9.99 | 3,000 | 24.05 |
| | 147,696 | $ 12.80 | 6.17 | 147,696 | $ 12.80 |

## NOTE 11 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Savings and Investment Plan ("the Plan"). Pursuant to such Plan, participants may make contributions to the Plan up to a maximum of 20% of total compensation or the maximum limits allowable under the Internal Revenue Code, whichever is less, and the Company, at its discretion, may match such contributions to the extent of 25% of the first 6% of a participant's contribution. The Company's matching contributions vest over a 4-year period. In addition to matching contributions, the Company may make additional contributions on a discretionary basis in order to comply with certain Internal Revenue Code regulations prohibiting discrimination in favor of highly compensated employees. The Company did not match contributions during fiscal years 2007, 2006 and 2005.

## NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company is self-insured for employee medical benefits under the Company's group health plan. The Company maintains stop loss coverage for individual medical claims in excess of $90,000 and for annual Company medical claims which exceed approximately $3.2 million in the aggregate. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion, recorded accruals are adequate to cover the future payment of claims incurred as of February 2, 2008. However, it is possible that recorded accruals may not be adequate to cover the future payment of claims. Adjustments, if any, to estimates recorded resulting from ultimate claim payments will be reflected in operations in the periods in which such adjustments are determined. The self-insurance accrual at February 2, 2008 and February 3, 2007 was approximately $219,000 and $271,000, respectively, which is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

The Company leases space for its retail stores. The lease terms vary from month to month leases to ten year leases, in some cases with options to renew for longer periods. Various leases contain clauses, which adjust the base rental rate by the prevailing Consumer Price Index, as well as requiring additional contingent rent based on a percentage of gross sales in excess of a specified amount.

Rent expense is as follows:

| | FISCAL YEAR | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Minimum rentals | $19,255,212 | $16,812,743 | $14,800,858 |
| Contingent rentals | 1,493,294 | 1,384,501 | 1,449,216 |
| Total | $20,748,506 | $18,197,244 | $16,250,074 |

Future minimum lease commitments under non-cancelable operating leases at February 2, 2008 (excluding future payments for maintenance, insurance and taxes to which the Company is obligated) are as follows:

| FISCAL YEAR | |
|---|---|
| 2008 | $ 19,129,081 |
| 2009 | 17,271,125 |
| 2010 | 15,884,482 |
| 2011 | 14,002,190 |
| 2012 | 11,170,328 |
| Thereafter | 32,914,134 |
| Total future minimum lease payments | $110,371,340 |

The Company's capitalized leases consist of a corporate office and distribution facility in Sunrise, Florida, as well as computer hardware and software. The lease for the corporate office and distribution facility is for approximately 14 years with monthly rent ranging from approximately $81,000 to $104,000 during the term of the lease. The lease terms for the computer hardware and software vary from one to three years. The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments, at February 2, 2008:

| FISCAL YEAR | |
|---|---|
| 2008 | $ 1,209,850 |
| 2009 | 1,231,779 |
| 2010 | 1,239,766 |
| 2011 | 1,326,630 |
| 2012 | 1,326,631 |
| Thereafter | 6,522,606 |
| Total future minimum lease payments | 12,857,262 |
| Less: Amount representing interest | (5,311,618) |
| Present value of minimum lease payments | 7,545,644 |
| Less: Current portion | (355,376) |
| | $ 7,190,268 |

Depreciation expense relating to capital leases is included in depreciation and amortization expense in the accompanying consolidated statements of operations and totaled approximately $655,000, $676,000 and $687,000 in fiscal years 2007, 2006 and 2005, respectively.

The Company is involved in various legal proceedings in the ordinary course of business. Management cannot presently predict the outcome of these matters, although management believes that the ultimate resolution of these matters will not have a materially adverse effect on the Company's financial position, results of operations or cash flows.

## NOTE 13 - SEGMENT INFORMATION

Segment information is prepared on the same basis that the Company's chief operating decision maker reviews financial information. The Company operates in two industry segments, specialty retail sales and wholesale distribution of fragrances and related products. Retail sales include sales through our Internet site, perfumania.com. Substantially all wholesale sales are to Model and its subsidiaries. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2. All of the Company's assets relate to and are owned by the Company's retail segment and the Company does not allocate operating and other expenses to its segments. Accordingly, a reconciliation of segment assets to total assets is not presented. During fiscal years 2007, 2006 and 2005, there were no intersegment revenues. Financial information for these segments is summarized in the following table:

| | FISCAL YEAR | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net sales: | | | |
| Retail | $244,019,763 | $229,783,211 | $215,841,101 |
| Wholesale | 57,814,867 | 13,825,887 | 17,852,980 |
| | $301,834,630 | $243,609,098 | $233,694,081 |
| Gross profit: | | | |
| Retail | $108,614,493 | $102,975,498 | $ 95,353,919 |
| Wholesale | 3,250,669 | 954,123 | 1,147,240 |
| | $111,865,162 | $103,929,621 | $ 96,501,159 |

See Note 6 for disclosure of sales to significant customers.

## NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited summarized financial results for fiscal years 2007 and 2006 follows (in thousands, except for per share data) and have been restated to reflect the adjustments discussed in Note 3 to the consolidated financial statements. With the exception of the fourth quarter of 2006 which is comprised of fourteen weeks, all quarters listed below are comprised of thirteen weeks:

| 2007 QUARTER | FIRST | SECOND | THIRD | FOURTH |
|---|---|---|---|---|
| Net sales | $ 48,139 | $ 73,391 | $ 69,884 | $ 110,421 |
| Gross profit | 20,323 | 24,996 | 24,329 | 42,217 |
| Net income (loss) as previously reported | (1,979) | (321) | (1,117) | N/A |
| Net income (loss) (as restated, see Note 3) | (2,071) | (413) | (1,307) | 3,797 |
| Net income (loss) per basic share as previously reported | (0.65) | (0.10) | (0.37) | N/A |
| Net income (loss) per basic share (as restated, see Note 3) | (0.68) | (0.13) | (0.43) | 1.24 |
| Net income (loss) per diluted share as previously reported | (0.65) | (0.10) | (0.37) | N/A |
| Net income (loss) per diluted share (as restated, see Note 3) | (0.68) | (0.13) | (0.43) | 1.09 |

| 2006 QUARTER | FIRST | SECOND | THIRD | FOURTH |
|---|---|---|---|---|
| Net sales | $ 46,069 | $ 50,050 | $ 53,904 | $ 93,586 |
| Gross profit | 19,159 | 22,010 | 21,835 | 40,926 |
| Net income (loss) as previously reported | (1,295) | (596) | (1,338) | 7,751 |
| Net income (loss) (as restated, see Note 3) | (1,313) | (622) | (1,387) | 7,712 |
| Net income (loss) per basic share as previously reported | (0.44) | (0.20) | (0.45) | 2.55 |
| Net income (loss) per basic share (as restated, see Note 3) | (0.44) | (0.21) | (0.46) | 2.53 |
| Net income (loss) per diluted share as previously reported | (0.44) | (0.20) | (0.45) | 2.22 |
| Net income (loss) per diluted share (as restated, see Note 3) | (0.44) | (0.21) | (0.46) | 2.30 |

The Company realizes higher sales, gross profit and net income in the fourth fiscal quarter than the other three fiscal quarters due to increased purchases of fragrances as gift items during the holiday season.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation that our disclosure controls and procedures were not effective as of February 2, 2008 for the reasons described below. On May 13, 2008, the Audit Committee of the Board of Directors of the Registrant met with the Company's management and concluded that the Company's financial statements for the quarter and year ended February 2, 2008 should be revised, and that its financial statements for the fiscal years ended February 3, 2007 (fiscal year 2006) and January 28, 2006 (fiscal year 2005), the three interim quarters in fiscal year 2007, and the four quarters of fiscal year 2006 should be restated to correct certain errors related to the Company's retail store lease accounting that were recently identified. See Note 3 to the Consolidated Financial Statements for a summary of the effects of the restatement.

There have been no changes in our internal control over financial reporting during the quarter ended February 2, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

### Management's Evaluation of Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and disposition of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of our Company's subsidiaries.

Our management performed an assessment of the effectiveness of our internal controls over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management evaluated the impact of the retail lease accounting adjustments described above on such assessment and concluded that the control deficiency that resulted in the restatement of previously issued financial statements represented a material weakness. As a result, our management concluded that our internal control over financial reporting was not effective as of February 2, 2008 based on those criteria.

A material weakness in internal control over financial reporting is a control deficiency (within the meaning of the Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 5), or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility, that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. PCAOB Auditing Standard No. 5 identifies a number of circumstances that, because of their likely significant negative effect on internal control over financial reporting, are to be regarded as at least significant deficiencies as well as indicators that a material weakness exists, including the restatement of previously issued financial statements to reflect the correction of a material misstatement.

This annual report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

**Remediation Steps**

Subsequent to February 2, 2008, we have remediated the material weakness in internal control over financial reporting by implementing additional review procedures over the selection and monitoring of appropriate accounting principles and other factors affecting retail operating lease accounting principles.

## ITEM 9B. OTHER INFORMATION

None.

## PART III.

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following are our executive officers and directors:

| Name | Age | Position |
|---|---|---|
| Stephen Nussdorf | 56 | Chairman of the Board of Directors |
| Michael W. Katz | 60 | President, Chief Executive Officer and Director |
| Donovan Chin | 41 | Chief Financial Officer and Secretary |
| Alan Grobman | 37 | Vice President of Logistics and Distribution, Perfumania, Inc. |
| Carole Ann Taylor (1)(2)(3) | 61 | Director |
| Joseph Bouhadana (1)(2)(3) | 38 | Director |
| Paul Garfinkle (1) | 66 | Director |

(1) Member of Audit Committee. Mr. Garfinkle serves as Chairman of the Audit Committee.
(2) Member of Compensation Committee.
(3) Member of Stock Option Committee.

**Stephen Nussdorf** — was appointed our Chairman of the Board in February 2004. Mr. Nussdorf is one of the principal shareholders in, and an executive officer of Model and Quality King Mr. Nussdorf joined Quality King in 1972 and Model in 1996 and has served various capacities in all divisions of their businesses.

**Michael W. Katz** — joined us in February 2004 as our President, Chief Executive Officer and as a Director. Mr. Katz has served in various capacities at Model and Quality King and their affiliated companies; primarily responsible for overseeing administration, finance, mergers and acquisitions. Mr. Katz has participated in the design and implementation of the business strategy that has fostered the growth of Model and Quality King and their affiliated companies. From 1994 until 1996 he was Senior Vice President of Quality King. Since 1996 he has served as Executive Vice President of Quality King and as Executive Vice President and a Director of Model. Mr. Katz became Executive Vice President, Chief Financial Officer and Treasurer of QK Healthcare, Inc., a wholly owned subsidiary of Quality King in 2000. Mr. Katz is a Certified Public Accountant.

**Donovan Chin** — was appointed our Chief Financial Officer on September 6, 2006. He also serves as the Chief Financial Officer of Perfumania. He was appointed our Corporate Secretary in February 1999, Director in March 1999 (through February 2004), and Chief Financial Officer of Perfumania in May 2000. He has also served as our Chief Financial Officer from February 1999 to May 2000. From May 1995 to February 1999, Mr. Chin was our Corporate Controller, and from May 1993 to May 1995 he was Assistant Corporate Controller. Previously, Mr. Chin was employed by Pricewaterhouse LLP in its Miami audit practice. Mr. Chin is a Certified Public Accountant.

**Alan Grobman** — has served as the Vice President of Logistics and Distribution for Perfumania since February 2003. He also served as our Director of Fulfillment from November 2000 to February 2003. From March 1999 to October 2000, Mr. Grobman was Plant Manager of a Peruvian manufacturer of food and specialty packaging.

**Carole Ann Taylor** — was appointed a Director in June 1993. Ms. Taylor has been in the travel retail and duty free business for twenty years as owner and operator of retail locations in Miami and at Miami International Airport, including Bayside To Go, Little Havana To Go and Miami To Go, Inc. She was named 2004 International Businesswoman of the Year by the Organization of Women in International Trade and was the recipient of the 2005 City of Miami Business ICON award. Her company, Miami To Go, Inc. was named 2006 Minority Retail Firm of the Year for the Southern Region by the U.S. Small Business Administration and the U.S. Department of Commerce Minority Business Development Agency. Ms. Taylor is a member of our Audit, Compensation and Stock Option Committees.

**Joseph Bouhadana** — was appointed a Director in September 2002. Mr. Bouhadana has served as Corporate Director of Technology for INTCOMEX, a large distributor of branded computer components, generic accessories and networking peripherals into the Latin America and Caribbean regions with thirteen offices in ten countries, since January 2005. He served as Vice President of Information Technology of Tutopia.com, a privately owned Internet service provider with a presence in nine countries in Latin America, from September 2000 to January 2005. Previously, Mr. Bouhadana was the Director of Information Technology of Parker Reorder, a publicly traded company specializing in hospitality business to business procurement, distribution and logistics systems. Mr. Bouhadana is also a Director of Basic Services, Inc. Mr. Bouhadana is a member of our Audit, Compensation and Stock Option Committees.

**Paul Garfinkle** — joined us in February 2004. Mr. Garfinkle retired from the public accounting firm of BDO Seidman, LLP, in June 2000 after a thirty-six year career. While at BDO Seidman, LLP, Mr. Garfinkle was an audit partner and client service director for many of the firm's most significant clients. He also served for many years as a member of the firm's Board of Directors and, during his last six years at the firm, as National Director of Real Estate. Mr. Garfinkle is the Chairman of the Audit Committee.

**Audit Committee**

Our Board of Directors has a standing Audit Committee comprised of Carole Ann Taylor, Joseph Bouhadana and Paul Garfinkle. Each of the members of the Audit Committee is independent as defined in the Marketplace Rules of The Nasdaq Stock Market. The Board of Directors has identified Paul Garfinkle as the "audit committee financial expert," under the applicable rules of the Securities and Exchange Commission ("SEC").

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Securities Exchange Act of 1934 requires directors, officers and persons who own more than 10 percent of our common stock, to file with the SEC, initial reports of ownership and reports of changes in ownership of our common stock. Officers, directors and greater than 10 percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, we believe that during the fiscal year ended February 2, 2008, all Section 16(a) filing requirements were satisfied on a timely basis.

**Code of Ethics**

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees. The code is available on our website at www. ecom.com, under "About ECOMV" – "Corporate Compliance".

## ITEM 11. EXECUTIVE COMPENSATION

## COMPENSATION DISCUSSION AND ANALYSIS

### Executive Compensation Policy Overview

Our overall executive compensation policy strives to support our business and financial goals by seeking to be competitive with other companies who seek the services of similarly qualified candidates and by seeking to align the interests of our executive officers with those of our shareholders.

It is our belief that compensation should be based on the level of individual job responsibility and performance and the Company's performance during a fiscal year. Additionally, compensation should reflect the value of the individual's job in the marketplace. In general, our executive compensation program has been designed to:

- Attract and retain highly skilled and experienced executives by establishing a compensation program that we believe is competitive with those offered by other companies with whom we compete for management talent;
- Provide a vehicle for compensating our executive officers by giving them the opportunity to acquire an interest in our common stock by receiving equity-based incentive compensation through the issuance of options, from time to time;
- Establish compensation programs that are equitable internally within our organization; and
- Provide differentiated compensation based on individual performance and contribution to our business and financial objectives.

Our Compensation Committee, comprised of some of our independent directors, is responsible for developing and approving the compensation program for our executive officers. To assist our Compensation Committee in performing its duties, our Chief Executive Officer may provide recommendations concerning the compensation of executive officers, excluding himself; and may also provide our Compensation Committee information regarding an executive officer's performance in light of our overall business and financial results of operations. Our Compensation Committee considers, but is not bound to and does not always accept, our Chief Executive Officer's recommendations with respect to executive compensation. While the Compensation Committee may utilize compensation survey data, including retail and other industries, which the Compensation Committee considers comparable or relevant to our own business, our Compensation Committee does not use a specific formula to set executive pay in relation to this market data; nor does our Compensation Committee utilize any formulization directly tied to our financial results of operations.

#### Elements of Compensation

To accomplish our executive compensation program objectives, compensation for our executive officers generally consists of the following components: base salary, annual cash bonuses, and long-term incentives and benefits. Additionally, our executive officers are entitled to other benefits that are generally available to our employees.

#### Base Salary

Base salaries are used to attract and retain employees by providing a portion of compensation that is not considered "at risk." The initial base salary for each executive officer was established at the time of hire taking into account the officer's scope of responsibilities, qualifications, experience and competitive salary information. The Compensation Committee generally reviews base salaries for our executive officers and other senior executives annually. Base salaries for ensuing years are determined based on an assessment of the executive's performance against job responsibilities, promotions, overall Company performance and competitive salary information.

In evaluating the performance of executives other than our Chief Executive Officer, our Compensation Committee generally assesses the job performance of our executive officers, and also may consider various measures of our performance, including sales growth, earnings per share and actual results compared to budgeted amounts. Annual adjustments in base salaries, if any, have generally been made effective as of the respective executive's anniversary hiring date.

During fiscal year 2007, the base salaries of some of our executive officers were increased in recognition of our improved financial performance in fiscal year 2006, and the demonstrated positive contributions to the financial success of our Company by these officers. Fiscal year 2007 base salary information for our Named Executive Officers is detailed in the Summary Compensation Table.

Although we do not have an employment agreement with any of our executive officers; prior to January 2004, certain of our executives did have an employment agreement with us. In accordance with the terms of those expired agreements, the base salary of those officers was contractually determined. To the extent such individuals had employment agreements that expired, the base salaries reflected in such agreements were used by us to determine the base salaries of such individuals going forward.

**Annual Cash Bonuses**

Annual cash incentive bonuses are intended to reflect our belief that a portion of the annual compensation of each executive officer should be contingent upon our performance and the executive's contribution to that performance. Accordingly, our executive officers, including our Chief Executive Officer, are eligible to receive annual cash bonuses in the discretion and judgment of our Compensation Committee. Our Compensation Committee considers the executive's primary area of responsibility, the executive's influence on our performance, as well as our overall performance compared to our financial plan. Cash bonuses are generally paid each year upon completion of our annual audit of our results of operations for the previous fiscal year.

No bonuses were awarded for fiscal year 2007.

**Long-Term Incentives**

We strive to provide long-term incentive compensation to our executives through equity awards under our 2000 Stock Option Plan. Our Stock Option Plan provides for the granting of both "incentive stock options" (as defined in Section 422A of the Internal Revenue Code of 1986, as amended) and non-statutory stock options. We believe awards granted under our Stock Option Plan help align the interests of our employees with those of our shareholders, as stock options have value only if the Company's stock price increases over time.

With respect to executive officers, stock options have generally been granted upon commencement of employment and on a periodic basis in connection with our performance evaluation process. Our Compensation Committee has on occasion also made grants in connection with promotions. Our Compensation Committee typically considers both the number of shares subject to proposed awards, as well as the valuation of proposed awards under the valuation method used for purposes of reporting expense associated with the awards. All equity-based awards to executive officers require the approval of our Stock Option Committee or the Compensation Committee before they are awarded or communicated to the individual.

Stock options are priced at the fair market value of our common stock on the date of grant of the award. Our executive officers do not have the ability to select or influence stock option grant dates. Stock options granted to executives generally vest in equal amounts over a period of years from the date of grant which assists in retaining key employees. Stock options generally are also forfeited three months following termination of the employee. We do not re-price options; likewise, if the stock price declines after the grant date, we do not replace options. The stock options typically expire ten years from the effective date of grant.

Outstanding stock option awards to our Named Executive Officers as of February 2, 2008 are reflected in the Outstanding Equity Awards at Fiscal Year-End Table. There were no stock option grants made during fiscal 2007 to our Named Executive Officers.

**Other Compensation**

Our executive officers also are eligible to participate in the health and dental coverage, life insurance, paid vacation and holiday, employee discount and other programs that are generally available to all of our employees. We also provide supplemental long-term disability insurance coverage. We believe the terms of our other compensation offered to our executive officers are comparable to those provided at comparable companies.

**Deferred Compensation Plan**

We do not maintain any deferred compensation plan for any of our employees, including for any of our executive officers.

**Pension Benefits**

We do not maintain any pension benefit plan for any of our employees, including for any of our executive officers. Thus, there are no accumulated pension benefits for any of our named executive officers.

**Compensation Committee Report**

The Compensation Committee has reviewed and discussed with management this Compensation Discussion and Analysis contained in this Form 10-K. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Form 10-K for the fiscal year ended February 2, 2008.

**Compensation Committee**

Carole Ann Taylor

Joseph Bouhadana

## Summary of Compensation

The following table sets forth in summary form information concerning compensation for fiscal year 2007 (which ended February 2, 2008) and for fiscal year 2006 (which ended February 3, 2007) for our Chief Executive Officer, Chief Financial Officer and up to three other most highly compensated executive officers, whose total compensation exceeded $100,000 as well as a former executive officer of the Company, as required under applicable SEC rules ("Named Executive Officers").

### SUMMARY COMPENSATION TABLE

| Name and Principal Position | Fiscal Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards ($) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($)(1) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| **Michael W. Katz** President and Chief Executive Officer | 2007 | 325,000 | — | — | — | — | — | — | 325,000 |
| | 2006 | 325,000 | — | — | — | — | — | — | 325,000 |
| **Donovan Chin** Chief Financial Officer | 2007 | 243,236 | — | — | — | — | — | — | 243,236 |
| | 2006 | 234,340 | 8,369 | — | — | — | — | — | 242,709 |
| **Leon Geller** Vice President of Purchasing | 2007 | 209,836 | — | — | — | — | — | — | 209,836 |
| | 2006 | 210,227 | 7,650 | — | — | — | — | — | 217,877 |
| **Alan Grobman** Vice President of Logistics and Distribution, Perfumania, Inc. | 2007 | 137,781 | — | — | — | — | — | — | 137,781 |
| | 2006 | 136,873 | 4,846 | — | — | — | — | — | 141,719 |
| **Former Executive Officer** | | | | | | | | | |
| **Joel Lancaster** Former Vice President of Stores | 2007 | 213,317 | — | — | — | — | — | — | 213,317 |
| | 2006 | 204,550 | 7,192 | — | — | — | — | — | 211,742 |

(1) In accordance with the rules of the SEC, the compensation described in this table does not include perquisites and other benefits received by a Named Executive Officer which do not exceed $10,000 in the aggregate. No Named Executive Officer received any perquisites or personal benefits in excess of an aggregate $10,000 for fiscal 2007 or 2006.

See "Compensation Discussion and Analysis" for a description of the objectives of our compensation program and overall compensation philosophy.

### Salary, Bonus and Other Compensation in Proportion to Total Compensation

Salary and bonus accounted for all of the total compensation of our Named Executive Officers.

### Grants of Plan-Based Awards

There were no plan-based awards granted to any Named Executive Officer during our fiscal year 2007, which ended on February 2, 2008.

## Outstanding Equity Awards at Fiscal Year-End

The following table shows all outstanding equity awards held by the Named Executive Officers at the end of our fiscal year 2007, which ended on February 2, 2008.

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other RightsThat Have Not Vested ($) |
| Michael W. Katz | 100,000 | — | — | 12.99 | 6/29/15 | — | — | — | — |
| Donovan Chin | 2,250 | — | — | 2.00 | 10/27/08 | — | — | — | — |
| | 25,000 | — | — | 12.52 | 11/1/09 | — | — | — | — |
| Leon Geller | — | — | — | — | — | — | — | — | — |
| Alan Grobman | — | — | — | — | — | — | — | — | — |
| **Former Executive Officer** | | | | | | | | | |
| Joel Lancaster | — | — | — | — | — | — | — | — | — |

## Option Exercises and Stock Vested

The following table shows all stock options exercised and the value realized upon exercise, and all stock awards vested and the value realized upon vesting, by the Named Executive Officers during our fiscal year 2007, which ended on February 2, 2008.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise (1) ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Michael W. Katz | — | — | — | — |
| Donovan Chin | — | — | — | — |
| Leon Geller | 2,704 | 62,727 | — | — |
| Alan Grobman | — | — | — | — |
| **Former Executive Officer** | | | | |
| Joel Lancaster | — | — | — | — |

### Footnotes

(1) The value realized on exercise is equal to the difference between the option exercise price and the closing price of our common stock on the date of exercise multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.

**Pension Benefits/Nonqualified Deferred Compensation**

No Named Executive Officer participated in any Company pension plan or nonqualified defined contribution or nonqualified deferred compensation plan during our fiscal year 2007, which ended on February 2, 2008.

**Potential Payments Upon Termination or Change of Control**

None of the Named Executive Officers have entered into any agreements or understandings with the Company which provide for payments or benefits to the Named Executive Officer in the event of the Named Executive Officer's termination of employment, including a change of control. Our option awards, however, typically provide that outstanding options would vest immediately upon a change of control. None of the outstanding options issued to our Named Executive Officers are currently subject to any vesting schedule.

Generally, upon a termination of employment for any reason, each Named Executive officer would be entitled to receive a cash payment of the Named Executive Officer's base salary through the date of termination, to the extent not paid, any accrued, but unused vacation pay and any unreimbursed business expenses. The Compensation Committee may, in its sole discretion, depending upon the circumstances of the termination of employment, pay the terminated Named Executive Officer severance in such amount as then determined by the Company.

**Director Compensation**

We pay each nonemployee director a $10,000 annual retainer, and reimburse their expenses in connection with their activities as directors. In addition, nonemployee directors are eligible to receive stock options under our Directors Stock Option Plan.

Our Directors Stock Option Plan currently provides for an automatic grant of options to purchase 500 shares of our common stock upon a person's election as director and an automatic grant of options to purchase 1,000 shares of our common stock upon re-election to the Board of Directors, in both instances at an exercisable price equal to the fair market value of the common stock on the date of the option grant.

As compensation for serving on the special committee of the Board of Directors to evaluate and review the merger offer received from Model, Carole Ann Taylor, Joseph Bouhadana and Paul Garfinkle were each paid a special fee of $10,000 in February 2007. See further discussion of this merger offer at Item 13 – "Certain Relationships and Related Transactions, and Director Independence".

**Compensation Committee Interlocks and Insider Participation**

The following directors served as members of the compensation committee during fiscal year 2007: Carole Ann Taylor and Joseph Bouhadana. None of the members of the compensation committee was, at any time either during or before such fiscal year, an officer or employee of ours or any of our subsidiaries, or has any relationship requiring disclosure under Item 13, "Certain Relationships and Related Transactions, and Director Independence."

**Director Compensation**

The following table sets forth certain information regarding the compensation of our directors (other than directors who are also Named Executive Officers) for fiscal year 2007, which ended February 2, 2008:

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($) | Option Awards ($) (1) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($) (2) | Total ($) |
|---|---|---|---|---|---|---|---|
| Carole Ann Taylor (3) | 20,000 | — | 23,573 | — | — | — | 43,573 |
| Joseph Bouhadana (3) | 20,000 | — | 23,573 | — | — | — | 43,573 |
| Paul Garfinkle (3) | 20,000 | — | 23,573 | — | — | — | 43,573 |
| Stephen Nussdorf (3) | — | — | — | — | — | — | — |

(1) Amounts listed represent the dollar amount we recognized for financial statement reporting purposes during fiscal 2006 under Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123R, or SFAS No. 123R, "Share Based Payment." Assumptions made for the purpose of computing these amounts are discussed in our Annual Report on Form 10-K for the year ended February 2, 2008 in Note 2 to Consolidated Financial Statements.

(2) No director received any perquisites or personal benefits in excess of an aggregate $10,000 for fiscal 2007.

(3) As of February 2, 2008, our directors have outstanding stock options in the following amounts: Carole Ann Taylor (3,000); Joseph Bouhadana (5,000); Paul Garfinkle (4,500); Stephen Nussdorf (0).

See "Compensation Discussion and Analysis" for a description of the objectives of our compensation program and overall compensation philosophy.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table shows the amount of common stock beneficially owned as of May 23, 2008 by: (a) each of our directors, (b) each of our Named Executive Officers, (c) all of our directors and executive officers as a group and (d) each person known by us to beneficially own more than 5% of our outstanding common stock. Unless otherwise provided, the address of each holder is c/o E Com Ventures, Inc., 251 International Parkway, Sunrise, Florida, 33325.

| | Common Stock Beneficially Owned | |
|---|---|---|
| Name and Address of Beneficial Owner | Total Number of Shares Beneficially Owned | Percent of Shares Outstanding |
| Stephen Nussdorf | 1,557,589(1)(2)(4)(7) | 44.5% |
| Michael W. Katz | 100,000(1)(3) | 3.2% |
| Donovan Chin | 27,250(1)(3) | * |
| Joseph Bouhadana | 5,000(1)(3) | * |
| Paul Garfinkle | 4,500(1)(3) | * |
| Carole A. Taylor | 3,000(1)(3) | * |
| Jeffrey L. Feinberg | 600,703(1)(5) | 19.6% |
| Slater Capital Management, L.L.C. | 213,900(1)(6) | 7.0% |
| All directors and executive officers as a group (7 persons) | 1,697,339 | 46.6% |

* Less than 1%.

(1) For purposes of this table, beneficial ownership is computed pursuant to Rule 13d-3 under the Exchange Act; the inclusion of shares as beneficially owned should not be construed as an admission that such shares are beneficially owned for purposes of the Exchange Act. Under the rules of the Securities and Exchange Commission, a person is deemed to be a "beneficial owner" of a security if he or she has or shares the power

to vote or direct the voting of such security or the power to dispose of or direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security.

(2) The principal business address of Stephen Nussdorf is 35 Sawgrass Drive, Bellport, NY 11713.

(3) With respect to the specified beneficial owner, includes shares of common stock issuable upon the exercise of stock options currently exercisable or exercisable within 60 days of May 31, 2008 in the following amounts: Michael W. Katz (100,000); Donovan Chin (27,250); Joseph Bouhadana (5,000); Paul Garfinkle (4,500); and Carole A. Taylor (3,000).

(4) Includes 444,445 shares of common stock issuable on conversion of a $5,000,000 Subordinated Convertible Note issued by the Company to the Nussdorfs in December 2004.

(5) The Form 4 filed with the SEC by Jeffrey L. Feinberg with the SEC on March 21, 2008 indicates that, as of March 19, 2008, Mr. Feinberg has beneficial ownership of 600,703 shares. The Form 4 indicates that the shares are held in the account of JLF Offshore Fund, Ltd. (for which Mr. Feinberg is the investment manager), and in the accounts of private investment vehicles over which Mr. Feinberg has investment discretion by virtue of his positions as the investment manager of said entities. Per previous SEC filings, Mr. Feinberg is the Managing Member of JLF Asset Management, L.L.C., JLF Partners I, L.P. and JLF Offshore Fund, Ltd., with whom he shares voting power over the shares. The address of Jeffrey L. Feinberg, JLF Asset Management, L.L.C., JLF Partners I, L.P. and JLF Offshore Fund, Ltd., as reported in their SEC filings is 2775 Via de la Valle, Suite 204, Del Mar, California 92014.

(6) The Form 13F filed with the SEC by Slater Capital Management, L.L.C. on May 13, 2008 indicates that, as of March 31, 2008, Slater Capital Management, L.L.C. beneficially owns 213,900 shares. Slater Capital Management, L.L.C shares voting power with Steven L. Martin, the manager and controlling owner of Slater Asset Management, L.L.C. and Slater Capital Management, L.L.C., which is an investment advisor to two private investment funds, including Slater Equity Partners, L.P. The principal business office of Slater Capital Management, L.L.C. as indicated in the SEC filings is 825 Third Avenue, 33rd Floor, New York, New York 10022.

(7) Stephen Nussdorf beneficially owns his shares with his brother Glenn Nussdorf.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Glenn and Stephen Nussdorf (the "Nussdorfs") own an aggregate 1,113,144 shares or approximately 36% of the total number of shares of our common stock as of February 2, 2008, excluding shares issuable upon conversion of the Subordinated Convertible Note issued by the Company to the Nussdorfs in December 2004. Stephen Nussdorf has served as the Company's Chairman of the Board since February 2004.

The Nussdorfs are officers and principals of Model and its affiliate, Quality King and their subsidiaries, including Quality King Fragrances, Inc. Model is a diversified wholesale and retail fragrance company and Quality King distributes pharmaceuticals and health and beauty care products. The Company's President and Chief Executive Officer, Michael W. Katz is an executive of Model and Quality King and Stephen Nussdorf and Glenn Nussdorf, his brother, are shareholders and executives of Model and Quality King.

### Merger Agreement With Model and Other Arrangements

As reported in the Company's public filings, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Model on December 21, 2007. Pursuant to the terms of the Merger Agreement, Model will be merged into a newly formed wholly-owned subsidiary of the Company in exchange for the issuance of 5,900,000 shares of the Company's common stock and warrants to acquire an additional 1,500,000 shares of the Company's common stock at an exercise price of $23.94. The warrants will have a 10-year term, will not be exercisable for the first three years and will not be transferable, with limited exceptions.

The Merger Agreement was reached after extensive negotiations between Model and a special committee comprised of the independent Board members of the Company, which retained independent counsel and financial advisors. The special committee received an opinion from Financo, Inc. that, as of the date of the Merger Agreement and subject to various assumptions and qualifications set forth therein, the consideration to be paid by the Company in the merger is fair to the shareholders of the Company (other than shareholders of the Company who own or whose affiliates own securities of Model) from a financial point of view.

The Merger Agreement also requires Model to refinance debt owed by Model to its affiliate, Quality King. The refinancing is to be through a $50 million three-year term loan from trusts for the benefit of Glenn and Stephen Nussdorf and their families and, if needed, a transfer of inventory from Model to Quality King to pay any remaining balance. The new loan will be subordinated to the new secured credit facility described below.

The consummation of the contemplated Merger is subject to certain conditions, including approval by a majority of the total votes cast by shareholders at a meeting duly called to approve the transaction and the availability of a new $280 million secured credit facility to replace the Company's and Model's existing third party credit facilities.

Following the contemplated merger, the Nussdorfs, who currently own 36% of the Company's outstanding common stock, (excluding shares issuable upon the conversion of the outstanding Subordinated Convertible Note, described above) would own approximately 51% of the Company's outstanding common stock, (excluding shares to be issued to Arlene Nussdorf, the Nussdorf's sister, in the Merger, and exclusive of shares issuable upon exercise of the warrants to be issued in the Merger, as described above). Giving effect to the conversion of our $5 million Subordinated Convertible Note currently held by the Nussdorfs and the exercise of the warrants to be issued to them in the transaction, but not assuming the exercise of any outstanding options held by the Company's officers and directors, they would own approximately 58% of the Company's common stock.

In addition, the Company's Board approved changing the Company's name to Perfumania Holdings, Inc., subject to shareholder approval.

On March 12, 2008, the Company filed a preliminary proxy statement with the SEC discussing the Merger Agreement and the related required shareholder approvals, including the issuance of the additional shares of the Company's common stock pursuant to the Merger Agreement and the related amendments to the Company's articles of incorporation.

On August 2, 2007, the Company entered into an Information Technology Services Agreement (the "Services Agreement") with Model and its subsidiaries, whereby among other services, the Company will manage and monitor the IT systems of Model in exchange for a monthly service fee of $25,000. The Services Agreement terminates 30 days after the effective date of the Merger discussed above, or if such Merger is not consummated on or before December 31, 2008, either party may terminate 30 days after providing written notice of termination. During fiscal year 2007, the Company recorded income of $150,000 related to this Services Agreement which is included as a reduction to selling, general and administrative expenses on the consolidated statement of operations for fiscal year 2007.

**Sales To and Purchases From Affiliated Companies**

With respect to related party transactions as described below pursuant to which we purchase or sell merchandise from or to companies in which the Nussdorfs are affiliated, our Audit Committee reviews on a quarterly basis the related party transactions in the aggregate between us and such company, to determine the reasonableness of the transactions as compared to third party transactions. We do not have any written policies or procedures specifically addressing such related party transactions with companies affiliated with the Nussdorfs. Our Audit Committee in reviewing such transactions considers, among other factors, the gross margin of product sales, the payment and credit terms of the transactions, and the turnover of inventory of product purchases. Our Audit Committee in ratifying such transactions has considered the commercial reasonableness of their terms.

During fiscal year 2007, the Company purchased approximately $32,138,000 of merchandise from Model and its subsidiaries, representing approximately 15% of the Company's total purchases, and sold approximately $57,715,000 of different merchandise to Model and its subsidiaries, which represented substantially all of the Company's wholesale sales. There were approximately $32,385,000 and $30,547,000 of purchases from Model and its subsidiaries and approximately $13,624,000 and $17,845,000 of merchandise sales to Model and its subsidiaries during fiscal years 2006 and 2005, respectively. The wholesale sales made to Model and its subsidiaries result from the Company's supplier relationships and its ability to obtain certain merchandise at better prices and in greater quantities than Model and its subsidiaries are able to achieve. The amounts due to Model and its subsidiaries at February 2, 2008 and February 3, 2007, were approximately $36,124,000 and $16,897,000 respectively. Accounts payable due to Model and its subsidiaries are non-interest bearing and are included in the accounts payable-affiliates in the accompanying consolidated balance sheets.

Glenn Nussdorf beneficially owns approximately 12% of the outstanding common stock of Parlux Fragrances, Inc. ("Parlux"). In February 2007, Mr. Nussdorf reached an agreement with Parlux which called for equal representation in Parlux's Board of Directors by the then current independent directors and Mr. Nussdorf's nominees. Accordingly, Mr. Nussdorf's three nominees were appointed to the Parlux Board, and one of these Board members currently serves as Parlux's Chief Executive Officer.

Purchases of merchandise from Parlux amounted to approximately $44,743,000, $17,644,000 and $23,004,000 in fiscal years 2007, 2006 and 2005, representing approximately 21%, 12% and 18%, respectively, of the Company's total purchases. In fiscal year 2006, Parlux sold all 378,102 shares of the Company's common stock that it had previously owned to an unrelated third party. The amount due to Parlux on February 2, 2008 and February 3, 2007, was approximately $12,526,000 and $7,213,000, respectively. Accounts payable due to Parlux are non-interest bearing. Purchases from related parties are generally payable in 90 days, however, due to the seasonality of the Company's business, these terms are generally extended. Related party accounts are historically brought closer to terms at the end of the holiday season, however, we are dependent upon these extended terms for much of our liquidity during the year.

It is our policy that all related party transactions be disclosed to our Audit Committee for review.

**Corporate Governance**

Our Board of Directors has determined that all of our directors, other than Michael W. Katz and Stephen Nussdorf, are independent under the rules of The Nasdaq Stock Market. In addition, each member of both our Audit and Compensation Committees are also independent.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed by Deloitte & Touche LLP ("Deloitte") for fiscal years 2007 and 2006 are as follows:

| Fees | Fiscal 2007 | Fiscal 2006 |
|---|---|---|
| Audit Fees (1) | $ 729,125 | $453,600 |
| Audit Related Fees | — | — |
| Tax Fees (2) | 33,000 | — |
| All Other Fees (3) | 306,800 | — |
| Total Fees | $1,068,925 | $453,600 |

(1) "Audit Fees" consist of fees billed for professional services rendered in connection with the audit of our consolidated annual financial statements and the review of our interim consolidated financial statements included in quarterly reports.

(2) "Tax Fees" consist of fees billed for transfer pricing services.

(3) "All Other Fees" consist of fees for products and services other than the services reported above. In fiscal 2007, this category included fees for due diligence performed related to our announced merger with Model and review of the preliminary proxy statement filed, also related to the merger with Model.

The Audit Committee has considered and has agreed that the provision of services as described above are compatible with maintaining Deloitte's independence.

The Audit Committee pre-approves the engagement of Deloitte for all professional services. The pre-approval process generally involves the full Audit Committee evaluating and approving the particular engagement prior to the commencement of services.

## PART IV.

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) Financial Statements

An index to financial statements for the fiscal years ended February 2, 2008, February 3, 2007 and January 28, 2006 appears on page 25.

(1) Financial Statement Schedules

None

(2) Exhibits

| EXHIBIT | DESCRIPTION | PAGE NUMBER OR INCORPORATED BY REFERENCE FROM |
|---|---|---|
| 3.1 | Amended and Restated Articles of Incorporation | (1) |
| 3.2 | Bylaws | (2) |
| 10.5 | 1991 Stock Option Plan, as amended* | (3) |
| 10.6 | 1992 Directors Stock Option Plan, as amended* | (3) |
| 10.7 | Series A Securities Purchase Agreement | (4) |
| 10.8 | Series B Securities Purchase Agreement | (5) |
| 10.9 | Series C Securities Purchase Agreement | (6) |
| 10.10 | Series D Securities Purchase Agreement | (6) |
| 10.11 | 2000 Stock Option Plan* | (7) |
| 10.12 | 2000 Directors Stock Option Plan* | (7) |
| 10.13 | Amended and Restated Revolving Credit and Security Agreement with GMAC Commercial Credit LLC, and Congress Financial Corporation (Florida), date May 12, 2004 | (11) |
| 10.14 | Nussdorf Subordinated Secured Demand Note | (11) |
| 10.15 | Lease agreement with Victory Investment Group, LLC, dated October 21, 2002 | (8) |
| 10.16 | Waiver and Amendment to the Revolving Credit and Security Agreement with GMAC Commercial Credit LLC, dated April 29,2004 | (11) |
| 10.17 | Amendment to the 2000 Stock Option Plan* | (9) |
| 10.18 | Nussdorf Subordinated Secured Convertible Note | (10) |
| 10.19 | Amendment to Amended and Restated Revolving Credit and Security Agreement with GMAC Commercial Finance LLC and Wachovia Bank N.A., dated December 11, 2006 | (12) |
| 10.20 | Amendment to the Nussdorf Subordinated Secured Convertible Note | (13) |
| 10.21 | Amendment to Amended and Restated Revolving Credit and Security Agreement with GMAC Commercial Finance LLC and Wachovia Bank N.A., dated February 1, 2007 | (14) |
| 10.22 | Information Technology Services Agreement | (15) |

| EXHIBIT | DESCRIPTION | PAGE NUMBER OR INCORPORATED BY REFERENCE FROM |
|---|---|---|
| 10.23 | Agreement and Plan of Merger among Model Reorg, Inc., the stockholders of Model Reorg, Inc., E Com Ventures, Inc. and Model Reorg Acquisition LLC, dated as of December 21, 2007. | (16) |
| 10.24 | Amendment to Amended and Restated Revolving Credit and Security Agreement with GMAC Commercial Finance LLC and Wachovia Bank National Association., dated February 1, 2008 | (17) |
| 21.1 | Subsidiaries of the Registrant | (18) |
| 23.1 | Consent of Deloitte & Touche LLP | (18) |
| 31.1 | Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | (18) |
| 31.2 | Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | (18) |
| 32.1 | Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | (18) |
| 32.2 | Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | (18) |

---

* Management contract or compensatory plan or arrangement

(1) Incorporated by reference to the exhibit of the same description filed with the Company's 1993 Form 10-K (filed April 28, 1994).

(2) Incorporated by reference to the exhibit of the same description filed with the Company's Registration Statement on Form S-1 (No 33-46833).

(3) Incorporated by reference to the exhibit of the same description filed with the Company's 1995 Form 10-K (filed April 26, 1996).

(4) Incorporated by reference to the exhibit of the same description filed with the Company's Registration Statement on Form S-1 filed June 11, 1999 (No. 333-80525).

(5) Incorporated by reference to the exhibit of the same description filed with the Company's Registration Statement on Form S-1/A, filed August 31, 1999 (No. 333-80525).

(6) Incorporated by reference to the exhibit of the same description filed with the Company's Registration Statement on Form S-3 filed April 25, 2000 (No. 333-35580).

(7) Incorporated by reference to the exhibit of the same description filed with the Company's Proxy Statement (filed October 6, 2000).

(8) Incorporated by reference to the exhibit of the same description filed with the Company's 2002 Form 10-K (filed April 30, 2003).

(9) Incorporated by reference to Appendix A to the Company's Proxy Statement (filed April 16, 2004).

(10) Incorporated by reference to the exhibit of the same description filed with the Company's Form 8-K (filed December 14, 2004).

(11) Incorporated by reference to the exhibit of the same description filed with the Company's 2004 Form 10-K (filed April 29, 2005).

(12) Incorporated by reference to the exhibit of the same description filed with the Company's Form 10-Q for the quarterly period ended October 28, 2006 (filed December 12, 2006).

(13) Incorporated by reference to exhibit 10.1 filed with the Company's Form 8-K (filed May 1, 2006).

(14) Incorporated by reference to the exhibit of the same description filed with the Company's 2006 Form 10-K (filed May 4, 2007).

(15) Incorporated by reference to exhibit 10.1 filed with the Company's Form 8-K (filed August 7, 2008).

(16) Incorporated by reference to exhibit 2.1 filed with the Company's Preliminary Proxy Statement (filed December 21, 2007).

(17) Incorporated by reference to exhibit 10.1 filed with the Company's Form 8-K (filed May 16, 2008).

(18) Filed Herewith.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, June 5, 2008.

E Com Ventures, Inc.

By:/s/ MICHAEL W. KATZ

Michael W. Katz,
President and Chief Executive Officer
(Principal Executive Officer)

By:/s/ DONOVAN CHIN

Donovan Chin,
Chief Financial Officer
(Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| SIGNATURES | TITLE | DATE |
|---|---|---|
| /s/ MICHAEL W. KATZ<br>Michael W. Katz | President and Chief Executive Officer<br>(Principal Executive Officer) | June 5, 2008 |
| /s/ STEPHEN NUSSDORF<br>Stephen Nussdorf | Chairman of the Board of Directors | June 5, 2008 |
| /s/ DONOVAN CHIN<br>Donovan Chin | Chief Financial Officer<br>(Principal Accounting Officer) | June 5, 2008 |
| /s/ CAROLE ANN TAYLOR<br>Carole Ann Taylor | Director | June 5, 2008 |
| /s/ JOSEPH BOUHADANA<br>Joseph Bouhadana | Director | June 5, 2008 |
| /s/ PAUL GARFINKLE<br>Paul Garfinkle | Director | June 5, 2008 |

Exhibit Index

| Exhibit No. | Description |
|---|---|
| 21.1 | Subsidiaries of the Registrant |
| 23.1 | Consent of Deloitte & Touche LLP |
| 31.1 | Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2 | Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

A copy of any of the exhibits filed with the Annual Report on Form 10-K and the Transition Report on Form 10-KT may be obtained on the SEC's EDGAR database (at www.sec.gov) or will be furnished without charge to any shareholder upon written request to Perfumania Holdings, Inc., attention Andrea Petruzzo, 35 Sawgrass Drive, Suite 2, Bellport, NY 11713. (631) 866-4100.

END